AEM SPA

04045511

FILE NO. 82-4911

SUPPL

HALF-YEARLY REPORT
AT JUNE 30, 2004

AEM GROUP

RECEIVED
2004 OCT 18 A 10:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

Approved by the Board of Directors of September 10, 2004

dw 10/19

CONTENTS

The AEM Group


AEM SPA
99.99%
Aem Elettricità Spa
99.99%
Aem Gas Spa
99.99%
Aem Trasmissione Spa
71.44%
Serenissima Gas Spa*
100%
Metroweb Spa
100%
Aem Trading Srl
99.99%
Aem Energia Spa
71.44%
Serenissima Energia Srl
40%
Plurigas Spa
100%
Aem Calore&Servizi Spa
Aem Service Srl
Zincar Srl
49%
e-utile Spa
49%
Malpensa Energia Srl
41.11%
Mestni Plinovodi d.o.o.
35.76%
Società Servizi Valdisotto Spa
55%
Valdisotto Energia Srl
35%
Alagaz Spa
25%
Energheia Srl
17.49%
AGAM Monza Spa
16%
Edipower Spa
12.12%
e.Biscom
5.76%
Atel Aar e Ticino SA di Elettricità
Sectors of activity
Networks
Market
Services
Other equity investments

* AEM SpA's interest in Serenissima Gas Spa comes to 79.4%, net of own shares

Key figures of the AEM Group

Income statement (millions of euro)	06.30.2004	06.30.2003
Net revenues	924.2	703.1
External charges	(595.0)	(417.5)
Labour cost	(60.9)	(64.6)
Gross operating income	**268.3**	**221.0**
Amortisation, depreciation and provisions	(66.3)	(61.5)
Operating income	**202.0**	**159.5**
Financial income and charges	(16.0)	(21.5)
Share of results of companies carried at equity	(15.2)	0.1
Extraordinary income and charges	9.8	225.3
Net income before taxes	**180.6**	**363.4**
Minority interests	(0.7)	(0.6)
Group pre-tax income for the period	**179.9**	**362.8**
Gross operating income / Net revenues	**29.0%**	**31.4%**

Financial position (millions of euro)	06.30.2004	06.30.2003
Operating cash flow	35.2	402.5
Capital expenditure, net	(285.3) *	(30.3)
Free cash flow	(250.1)	372.2

* *including € 238.1 of the e.BISCOM S.p.A.'s bond conversion*

Balance sheet (millions of euro)	06.30.2004	12.31.2003
Capital employed, net	2,979.8	2,549.8
Shareholders' equity pertaining to the Group and minority interests	1,457.8	1,366.3
Consolidated net financial position	1,522.0	1,183.5
Consolidated net financial position / Shareholders' equity of the group and of minority interests	1.0	0.9
Consolidated net financial position / Shareholders' equity AEM S.p.A.	0.8	0.6
Consolidated net financial position / Market Cap at 06.30.	0.6	0.4

Main operating figures	06.30.2004	06.30.2003
Customers served (in thousands)	1,744.0	1,716.0
Employees (average number for the period)	2,926.0	3,051.0
Electricity distributed (in millions of kWh)	3,617.4	3,596.0
Electricity sold (in millions of kWh)	6,588.0	3,304.0
Natural gas distributed (in millions of cubic meters)	771.0	713.0
Natural gas sold (in millions of cubic metres)	687.0	866.0
Heat sold (in millions of kWht)	227.1	198.3 (*)

(*) the figure reported at June 30, 2003 (312 million of kWht) included heat sold to customers under heat management contracts

Key rates and prices	06.30.2004	06.30.2003
Average 3-month Euribor	2.073%	2.534%
Average price of Brent crude (for first six months of 2004) (US$/bbl)	33.717	28.768
Average exchange rate €/$ (*)	1.23	1.10

(*) Source: Italian Foreign Exchange Office

AEM stock performance

The AEM's stock price at June 30, 2004 was € 1.49, 1.1% higher than at December 31, 2003. In June, the Company paid a dividend of € 0.05 per share. During the same period, the Mibtel Index rose by 6%. The Group's total market capitalisation at June 30, 2004 came to 2.682 billion euro.

Daily average trades came to around 1.976 million shares, rising by 12% compared with the average for the whole of 2003.

Even though the stock's performance during the period was positive, it was still affected by uncertainties about the timing of a possible sale of another portion of capital by the majority shareholder. On the other hand, the excellent results achieved in 2003 and the first quarter of the year and the positive expectations for the rest of the current year had a positive impact. International stockmarkets also gained a boost from the recovery in the world economy and a greater propensity towards investing in equities.

AEM is a member of the MIDEX index. Internationally, the stock is also part of the Dow Jones Euro Stoxx, Dow Jones Stoxx and Bloomberg Europe indices.


AEM and Mibtel
(prices 1/1/04= 100)
Volumes
Index Numbers
9000000
8000000
7000000
6000000
5000000
4000000
3000000
2000000
1000000
0
110
108
106
104
102
100
98
96
94
01/01/2004
05/02/2004
11/03/2004
15/04/2004
20/05/2004
24/06/2004
Aem Volumes
AEM
Mibtel

Corporate bodies

Board of Directors

Chairman and Managing Director
Giuliano Zuccoli

Deputy Chairman
Francesco Randazzo

Directors
Gianni Castelli
Giulio Del Ninno
Mario Mauri
Paolo Oberti
Aldo Scarselli
Antonio Taormina

Board of Statutory Auditors

Chairman
Luigi Carlo Spadacini

Acting Statutory Auditors
Alfredo Fossati
Italo Bruno Vergallo

Substitute Statutory Auditors
Gianfranco Antonioli
Francesco Arancio

Independent Auditors
Reconta Ernst & Young S.p.A.

See page 132 for the powers granted to Directors.

Directors' report on operations

Summary of results, assets and liabilities and financial position

This half-yearly report does not reflect taxation for the period because of the uncertainties involved in making reasonable estimates. As a result, balance sheet and statement of cash flow items or aggregates for the various periods are not directly comparable if they are affected by taxation.

AEM Group

Results

(in millions of euro)	06/30/2004	% of sales	06/30/2003	% of sales	changes	% 04/03
Total revenues	**924.2**	**100.0**	**703.1**	**100.0**	**221.1**	**31.4**
Revenues from sales	788.2	85.3	592.0	84.2	196.2	33.1
Other revenues	136.0	14.7	111.1	15.8	24.9	22.4
Value added	**329.2**	**35.6**	**285.6**	**40.6**	**43.6**	**15.3**
Labour costs	(60.9)	(6.6)	(64.6)	(9.2)	3.7	(5.7)
Gross operating income (EBITDA)	**268.3**	**29.0**	**221.0**	**31.4**	**47.3**	**21.4**
Amortisation and depreciation	(56.5)	(6.1)	(56.6)	(8.1)	0.1	(0.2)
Provisions	(9.8)	(1.1)	(4.9)	(0.7)	(4.9)	100.0
Operating income (EBIT)	**202.0**	**21.9**	**159.5**	**22.7**	**42.5**	**26.6**
Share of results of companies carried at equity	(15.2)	(1.6)	0.1	0.0	(15.3)	n.s.
Financial income/charges	(16.0)	(1.7)	(21.5)	(3.1)	5.5	(25.6)
Income before extraordinary items	**170.8**	**18.5**	**138.1**	**19.6**	**32.7**	**23.7**
Extraordinary income and charges	9.8	1.1	225.3	32.0	(215.5)	n.s.
Income before taxes	**180.6**	**19.5**	**363.4**	**51.7**	**(182.8)**	**(50.3)**
Net income of minority interests	(0.7)	(0.1)	(0.6)	(0.1)	(0.1)	16.7
Group pre-tax income for the period	**179.9**	**19.5**	**362.8**	**51.6**	**(182.9)**	**(50.4)**

In the first half 2004, consolidated revenues of the AEM Group reached 924.2 million euro, with a growth of 31.4% compared with the corresponding period of 2003 (703.1 million euro).

The main reason for this increase in revenues is the higher volumes of electricity sold (6,587.4 million kWh + 99.4%); The increase in turnover involved the sale of electricity by means of bilateral contracts to eligible end-customers and wholesalers, helped by the start-up of the IPEX markets (Italian Power Exchange) on April 1, 2004. On the other hand, the sale of electricity to captive customers was suspended on that same date as distribution companies are now obliged to

meet demand from customers connected to their network exclusively with purchases from Acquirente Unico S.p.A. (the "Sole Buyer").

The significant growth in sales was bolstered by the expansion in generation activity, helped by the new 400 MW high-efficiency, combined-cycle plant at Cassano d'Adda which entered production in November 2003, and the start-up of the contracts signed with Edipower S.p.A. which give the AEM Group the right to use 20% of its installed power. Under these so-called "tolling agreements" the toller (AEM Trading S.r.l. in the case of AEM Group), in exchange for a monthly tolling fee can use a quota of the production capacity installed at the power plants belonging to Edipower S.p.A. The method of calculating the tolling fee is defined for the whole of the contract period (2004-2011) and acts as an incentive for the production company to keep its plants available and in a good state of technical efficiency. On the other hand, the toller takes on the market risks and rewards, bearing the fuel procurement costs and taking strategic production decisions, but benefiting from the revenues generated on the sale of the electricity produced.
Demand was met (net of losses) thanks to our own production of 4,925.7 million kWh (1,804.0 million kWh in the corresponding period of 2003) and purchases from third-party producers of 612.2 million kWh (1.656.0 million kWh at June 30, 2003) and supply from Acquirente Unico S.p.A. of 1,276.0 million kWh.
Compared with the first half of 2003 and net of our quota produced by Edipower S.p.A., thermoelectric output rose by 148.1% while hydroelectric output declined by 29.9% due to low rainfall in the six-month period.

A significant contribution also came from the management of distribution networks: the quantities of gas and electricity transported came to 771.4 million cubic metres and 3,617.4 million kWh respectively, increases of 8.2% and 0.6% compared with the first half of 2003.

The volume of natural gas sold amounted to 687.1 million cubic metres. Net of the gas sold to Edipower in the first half of 2003, totalling 192.9 million cubic metres (suspended from January 1, 2004 after the start-up of contracts for the sale of production capacity to industrial partners), sales to end-customers during the period were substantially in line with those of the same period last year.

A positive contribution also came from the district heating and heat activity, which raised its sales of thermal to 18.2 million euro (13.9 million euro at June 30, 2003). Sales of heat grew by 14.5%.

External charges amount to 595.0 million euro, an increase of 42.5%.compared with the first half 2003. This trend can be explained by the higher purchases of gas and fuel (coal and oil) for production activities, for those contractualised with Edipower S.p.A.
The rise in external charges was attenuated by the high efficiency of the new 400 MW combined-cycle plant at Cassano d'Adda.

Despite significant expansion, labour cost fell by 5.7% during the period to 60.9 million euro. This positive trend is the result of a contraction in the number of employees, helped by the ongoing process of rationalisation.

The combined effect of these trends led to a 21.4% increase in gross operating income which came in at 268.3 million euro (221.0 million euro at June 30, 2003).

After providing 56.5 million euro for amortisation and depreciation (56.6 million euro at June 30, 2003), 9.8 million euro of provisions for contingencies and other charges (4.9 million euro at June 30, 2003), net operating income (EBIT) comes to 202.0 million euro (159.5 million euro at June 30, 2003), an increase of 26.6%.

The Group's share of the results of companies carried at equity, for a total of -15,2 million euro, includes AEM's share of the losses (e.Biscom S.p.A. and Mestni Plinovodi d.o.o.) and profits (Malpensa Energia S.r.l. and Società Servizi Valdisotto S.p.A.), as well as the amortisation charges on their goodwill.

The net balance of financial income and expenses is negative for 16.0 million euro, showing an improvement on the same period last year (-21.5 million euro at June 30, 2003). The higher financial charges related to a higher average level of debt were more than offset by the financial income generated by investing temporary cash balances (following the bond issue in October 2003), by the positive effects of hedging interest rate risk in previous months and the writeback of certain equity investments thanks to positive performances on the stock exchange.

Income before extraordinary items totals 170.8 million euro (138.1 million euro at June 30, 2003), with an increase of 23.7%.

Extraordinary income, 9.8 million euro, mainly reflects the gain on sale of a building. In the first half of 2003, extraordinary income of 225.4 million euro was realised thanks to the gain on sale of the investment in Fastweb S.p.A.

Consolidated pre-tax income for the period, net of minority interests, came to 179.9 million euro (362.8 million euro at June 30, 2003).

Assets and liabilities and financial position

Net capital employed at June 30, 2004 amounts to 2,979.8 million euro, an increase of 430.0 million euro compared with December 31, 2003.

The net increase in fixed capital employed comes to 233.6 million euro, while working capital is showing a rise of 196.4 million euro.

Net capital expenditure in Intangible and tangible fixed assets came to 60.8 million euro. Financial fixed assets show a net increase of 224.5 million euro mainly because of the conversion into shares, on 12 January 2004, of the bond loan issued by e.Biscom S.p.A. and underwritten by AEM in June 2003.

Among the sources of funds, consolidated shareholders' equity, 1,457.8 million euro has grown by 91.5 million euro. This increase derives mainly from the difference between the Group's share of net income, the dividends distributed by the parent company and the decrease in shareholders' equity of minority interests.

The net financial position at June 30, 2004 amounts to -1,522.0 million euro (-1,183.5 million euro at December 31, 2003), decreasing by 238.1 million euro following conversion of the e.Biscom bond loan (previously shown under financial receivables).

Capital employed at June 30, 2004 can be summarised as follows, compared with the figures at the end of the previous period:

(in millions of euro)	**06/30/2004**	**%**	**12/31/2003**	**%**	**Changes**
Capital employed					
Net fixed capital employed	2,836.7	95.2	2,603.1	102.1	233.6
Working capital	143.1	4.8	(53.3)	(2.1)	196.4
Total capital employed	**2,979.8**	**100.0**	**2,549.8**	**100.0**	**430.0**
Sources of funds					
Shareholders' equity pertaining to the group	**1,457.8**	**48.9**	**1,366.3**	**53.6**	**91.5**
Total financial position beyond one year	1,237.5	41.5	1,055.0	41.4	182.5
Total financial position within one year	284.5	9.5	128.5	5.0	156.0
Total net financial position	**1,522.0**	**51.1**	**1,183.5**	**46.4**	**338.5**
Total sources of funds	**2,979.8**	**100.0**	**2,549.8**	**100.0**	**430.0**

Financial situation

(in millions of euro)	06/30/2004	06/30/2003
NET FINANCIAL POSITION AT THE BEGINNING OF THE PERIOD	**(1,183.5)**	**(1,162.4)**
Pre-tax income for the period	179.9	362.8
Amortisation and depreciation	56.5	56.6
Changes in assets and liabilities	(201.2)	(16.9)
Cash flow generated by current operations	**35.2**	**402.5**
Net capital expenditure on tangible, intangible and financial fixed assets	**(285.3)**	**(30.3)**
Change in the consolidation reserve		(28.5)
Change in minority interests	0.7	(8.8)
Net income distributed	(89.1)	(75.6)
Cash flow generated (used) by changes in shareholders' equity	(88.4)	(112.9)
NET FINANCIAL POSITION AT THE END OF THE PERIOD	**(1,522.0)**	**(903.1)**

The cash flow statement shows that transactions for the period generated resources at a consolidated level of 35.2 million euro. Compared with the same period last year, operating cash flow is 367.3 million euro lower because of the combined effect of three main factors:

- the first half of 2003 generated 215.5 million euro more extraordinary income compared with the period under review, thanks to the gain on disposal of the investment in Fastweb SpA;
- during the half-year under review, the change in assets and liabilities involved an outlay of more financial resources, + 184.5 million euro, compared with the amount for the first half of 2003. There were three reasons for this:
  - an increase in receivables from customers thanks to the significant development in commercial activity;
  - a delay in invoicing of certain types of customers during implementation of a new ERP (SAP); this delay (which was foreseen at the planning stage) is temporary and will be absorbed over the coming months;
  - a higher tax burden due to payment of the balance of 2003 taxes and advance payments for 2004 which rose significantly because of the extraordinary gain generated in 2003.
- partially offsetting these two factors, the half-year under review shows income before extraordinary items that is 32.7 million euro higher than in first-half 2003.

Investment activities absorbed 285.3 million euro of resources (30.3 million euro in first-half 2003), of which 238.1 million euro related to the conversion of the e.Biscom bond.

In the first six months, there were other changes in shareholders' equity totalling 88.4 million euro (net of +0.7 million euro of changes in shareholders' equity pertaining to minority interests) connected with dividends paid by the parent company.

At June 30, 2004 gross debt due to banks, bondholders and third parties amounted to 1,549.6 million euro (1,809.9 million euro at December 31, 2003), versus net liquidity and financial receivables of 27.7 million euro (626.4 million euro at December 31, 2003).

Subsequent events

There have been no significant events since the end of the period that could have a direct impact on the results of the AEM Group.

From a legislative point of view, the "Marzano Law" that reforms the energy industry was definitively approved on July 30, 2004.

Outlook for operations

The results of operations in the first six months of 2004 show a trend that has improved considerably compared with the same period of 2003.
The Company is of the opinion that trends during the second half should also be mainly positive, enabling 2004 to turn in significantly better consolidated results compared with last year.

Consolidated financial statements

BALANCE SHEET

BALANCE SHEET

ASSETS	FINANCIAL STATEMENTS 06.30.2004		FINANCIAL STATEMENTS 12.31.2003		FINANCIAL STATEMENTS 06.30.2003	
A) RECEIVABLES FROM SHAREHOLDERS						
B) FIXED ASSETS						
I - INTANGIBLE FIXED ASSETS						
1) Start-up and expansion costs		7,728,875		9,343,123		10,850,662
2) Research and development costs		4,512		25,678		34,865
3) Industrial patents and intellectual property rights		10,476,482		2,036,426		2,205,345
4) Concessions, licenses, trademarks and similar		12,392,425		12,172,318		9,597,654
5) Goodwill		103,321,258		109,520,089		115,719,123
6) Goodwill arising from consolidation		37,268,298		39,771,097		42,555,321
7) Assets in process of formation and advances		2,036,274		8,798,195		6,626,584
8) Other intangible fixed assets		8,215,873		9,668,059		12,981,602
Total intangible fixed assets		**181,443,997**		**191,334,985**		**200,571,156**
II - TANGIBLE FIXED ASSETS						
1) Land and buildings		162,483,269		179,421,359		180,523,654
2) Plant and machinery :						
- Non-transferable plant and machinery	1,595,282,436		1,552,078,393		1,485,554,325	
- Transferable assets	177,980,934		179,446,497		180,725,512	
		1,773,263,370		1,731,524,890		1,666,279,837
3) Industrial and commercial equipment		5,501,269		6,386,421		7,121,562
4) Other tangible fixed assets		13,641,445		14,353,429		15,543,254
5) Construction in progress and advances		206,831,669		215,794,398		234,604,796
Total tangible fixed assets		**2,161,721,022**		**2,147,480,497**		**2,104,073,102**
III - FINANCIAL FIXED ASSETS						
1) Equity investments in:						
a) subsidiary companies	15,000		15,000		15,000	
b) associated companies	244,167,194		16,187,381		14,268,717	
c) equity investments in other companies	446,999,760		450,483,595		258,605,771	
Total equity investments		**691,181,954**		**466,685,976**		272,889,488
2) Receivables						
a) due from subsidiary companies						
b) due from associated companies						
beyond one year	5,175,684		5,175,684		5,175,684	
within one year						
	5,175,684		5,175,684		5,175,684	
c) Due from Municipality of Milan						
d) due from others						
beyond one year	994,794		663,921		5,923,796	
within one year	335,605		344,080		482,619	
	1,330,399		1,008,001		6,406,415	
Total receivables		6,506,083		6,183,685		11,582,098
3) Other		81,097		238,205,946		120,325,967
4) Own shares		-0				
Total financial fixed assets		**697,769,134**		**711,075,607**		**404,797,553**
Total fixed assets (B)		**3,040,934,153**		**3,049,891,089**		**2,709,441,812**
C) CURRENT ASSETS						
I - INVENTORIES						
1) Raw, ancillary and consumable materials :						
a) materials	7,920,886		7,467,320		7,863,306	
b) fuel	36,006,991		27,584,654		32,438,415	
c) other						
		43,927,877		35,051,974		40,301,721
2) Work in progress and semifinished products						
3) Contract work in progress		10,160,336		13,211,740		14,536,453
4) Finished products and goods for resale						
5) Advances		293,296				
6) Other						
Total inventories		**54,381,509**		**48,263,714**		**54,838,173**
II - RECEIVABLES						
1) Receivables for the sale of power and services		501,851,507		399,705,957		272,018,975
2) Due from subsidiary companies						
3) Due from associated companies		2,326,751		1,666,134		1,470,452
4) Due from parent company		87,706,374		77,515,181		65,007,663
5) Other receivables:						
- due from Electricity Equalisation Fund	2,777,715		3,980,004		3,039,637	
- receivables for financial transactions	4,100,000		6,100,000			
- advances	925,224		364,423		1,758,296	
- due from personnel	171,376		188,420		63,440	
- Due from affiliates						
- miscellaneous other receivables	85,175,195		64,894,988		71,564,430	
		93,149,510		75,527,835		76,425,804
Total receivables		**685,034,141**		**554,415,107**		**414,922,894**
III - CURRENT FINANCIAL ASSETS						
1) Equity investments in subsidiary companies						
2) Equity investments in associated companies						
3) Other equity investments			1,580,358		1,576,955	
5) Other securities	2,706		2,706		2,706	
Total current financial assets		**2,706**		**1,583,064**		**1,579,661**
IV - LIQUID FUNDS						
1) Bank and postal deposits						
Banks – Post office	18,176,513		375,142,180		122,503,484	
		18,176,513		375,142,180		122,503,484
2) Checks						
3) Cash and cash equivalents		160,628		224,843		233,442
Total liquid funds		**18,337,141**		**375,367,023**		**122,736,926**
Total current assets (C)		**757,755,497**		**979,628,908**		**594,077,653**
ACCRUED INCOME AND PREPAID EXPENSES		**20,409,808**		**16,748,903**		**20,919,104**
TOTAL ASSETS		**3,819,099,458**		**4,046,268,900**		**3,324,438,570**

BALANCE SHEET	CONSOLIDATED FINANCIAL STATEMENTS 06.30.2004		CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003		CONSOLIDATED FINANCIAL STATEMENTS 06.30.2003	
LIABILITIES AND SHAREHOLDERS' EQUITY						
A) SHAREHOLDERS' EQUITY						
I - SHARE CAPITAL		936,024,648		936,024,648		936,024,648
II - Share premium reserve		0				
III - Revaluation reserves		0				
IV - LEGAL RESERVE		77,465,806		67,513,369		67,513,369
V - RESERVE FOR OWN SHARES IN		-0				
VII - STATUTORY OR REGULATORY RESERVES		0				
VII - Other reserves						
a) Reserve for accelerated depreciation	13,489,938		10,676,735		10,676,735	
b) Extraordinary reserve	182,952,404		85,771,670		85,771,670	
c) Consolidation reserve	191,428		191,428		191,428	
d) Other	2,732		2,732		2,733	
		196,636,502		96,642,565		96,642,566
VIII - Retained earnings / losses carried forward		64,209,120		-33,778,025		-33,778,025
IX - Net income for the year				297,035,891		
IX - Pre-tax income for the period		179,920,497				362,805,846
Total shareholders' equity pertaining to the		**1,454,256,573**		**1,363,438,448**		**1,429,208,404**
SHAREHOLDERS' EQUITY PERTAINING TO						
Minority interests in capital and reserves	2,913,323		2,246,809		2,246,809	
Net income / losses pertaining to minority	683,610		666,515		606,460	
Total shareholders' equity of minority		**3,596,933**		**2,913,324**		**2,853,269**
TOTAL SHAREHOLDERS' EQUITY		**1,457,853,506**		**1,366,351,772**		**1,432,061,673**
B) RESERVES FOR RISKS AND CHARGES						
1) Retirement benefits and similar provisions		10,402		10,402		84,752
2) Taxation						797
3) Other provisions for risks						
reserve for future expenses	354,897		354,897			
reserve for specific risks	83,391,043		89,982,046		72,532,737	
reserve for deferred taxation	44,205,490		44,205,490		35,830,561	
Total other provisions for risks		127,951,430		134,542,433		108,363,298
Total reserves for risks and charges (B)		**127,961,832**		**134,552,835**		**108,448,847**
C) RESERVE FOR SEVERANCE INDEMNITIES		**70,683,408**		**68,473,562**		**71,847,868**
D) PAYABLES						
1) Bonds		500,000,000		500,000,000		
2) Convertible bonds						
3) Due to banks						
within one year	194,308,515		394,081,670		344,914,237	
beyond one year	425,113,322		438,421,087		331,261,671	
		619,421,837		832,502,757		676,175,908
4) Due to other providers of finance						
within one year	63,524,199		42,349,466		70,884,565	
beyond one year	317,620,993		359,970,458		359,970,459	
		381,145,192		402,319,924		430,855,025
5) Advances		68,645,811		64,139,947		64,943,732
6) Due to suppliers		339,004,810		322,645,505		257,688,788
7) Securities issued						
8) Due to subsidiary companies						
9) Due to associated companies		1,322,101		485,505		1,342,304
10) Due to parent company		55,886,649		80,925,833		50,314,076
11) Due to tax authorities		64,522,811		97,856,346		60,940,404
12) Due to social security institutions		10,868,738		12,822,349		11,041,625
13) Due to others						
a) due to personnel	9,187,669		12,637,229		9,189,829	
b) due to Electricity Equalisation Fund	13,098,039		16,544,981		15,585,932	
c) other	60,208,686		95,294,015		94,404,919	
d) due to affiliates						
		82,494,394		124,476,225		119,180,680
Total payables (D)		**2,123,312,343**		**2,438,174,391**		**1,672,482,541**
E) ACCRUED EXPENSES AND DEFERRED		**39,288,369**		**38,716,340**		**39,597,641**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUIT		**3,819,099,458**		**4,046,268,900**		**3,324,438,570**
MEMORANDUM ACCOUNTS:						
guarantees received		164,019,399		150,468,405		148,925,994
guarantees given		365,109,276		368,091,973		346,892,732
		529,128,675		**518,560,378**		**495,818,726**

INCOME STATEMENT

INCOME STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS 06.30.2004		CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003		CONSOLIDATED FINANCIAL STATEMENTS 06.30.2003	
A) VALUE OF PRODUCTION						
1) REVENUES FROM THE SALE OF GOODS AND						
Sales and power distribution to captive customers		526,840,312		623,147,505		307,785,623
Sale of heat		18,153,568		26,747,662		13,895,001
Sale of gas to users and to other companies		231,151,739		475,718,365		270,252,838
Sales of fuel		12,020,774				
Services on behalf of customers and third parties		107,675,239		202,513,969		88,192,181
Connection contributions		12,316,624		23,751,960		11,209,049
Total revenues from sales and services		**908,158,256**		**1,351,879,461**		**691,334,692**
2) CHANGES IN INVENTORIES OF WORK IN PROGRESS, SEMIFINISHED AND FINISHED PRODUCTS						
3) CHANGE IN CONTRACT WORK IN PROGRESS		**-3,051,403**		**1,000,552**		**2,337,585**
4) INCREASE IN INTERNAL CONSTRUCTION OF		**15,123,264**		**28,175,776**		**13,190,085**
5) OTHER REVENUES AND INCOME						
- Miscellaneous income		18,147,201		36,290,160		8,077,814
- operating grants :						
1 from Electricity Equalisation Fund (CCSE)	833,238		2,439,439		1,237,888	
2 from others	109,541		39,763		86,419	
		942,779		2,479,202		1,324,307
Total other revenues and income		**19,089,980**		**38,769,362**		**9,402,121**
Total production value (A)		**939,320,097**		**1,419,825,151**		**716,264,483**
B) PRODUCTION COSTS						
6) RAW, ANCILLARY AND CONSUMABLE MATERIALS AND GOODS FOR RESALE						
Purchases of power and fuel		391,080,796		532,851,659		273,285,814
Purchases of other fuel		407,027		511,678		276,808
Purchases of materials		13,627,879		31,942,458		10,972,612
Total raw, ancillary and consumable materials and goods for resale		**405,115,702**		**565,305,795**		**284,535,234**
7) SERVICES						
Delivering tolls		42,359,139		70,827,893		34,467,711
Subcontracted work		36,382,272		90,122,506		35,356,475
Other costs		40,228,832		77,806,256		43,088,061
Total services		**118,970,243**		**238,756,655**		**112,912,247**
8) USE OF THIRD-PARTY ASSETS		**59,381,559**		**15,323,569**		**10,178,124**
9) LABOUR COSTS						
a) wages and salaries		50,659,015		101,258,348		52,285,979
b) social security charges		15,045,315		30,450,419		15,081,481
c) severance indemnities		4,270,001		8,975,898		4,970,035
d) retirement benefits and similar provisions						187,656
e) other costs		697,400		4,703,120		739,074
Total labour costs		**70,671,731**		**145,387,785**		**73,264,225**
10) AMORTISATION, DEPRECIATION AND WRITEDOWNS						
a) amortisation of intangible fixed assets		14,364,147		33,538,577		16,287,017
b) depreciation of tangible fixed assets:						
1. ordinary depreciation	39,332,612		76,041,697		37,566,925	
2. *depreciation transferable assets*	2,750,562		5,457,763		2,706,339	
		42,083,174		81,499,460		40,273,264
c) oth				10,592,935		
d) writedown of receivables included among		1,136,461		2,700,584		1,174,987
Total amortisation, depreciation and writedowns		**57,583,782**		**128,331,556**		**57,735,268**
11) CHANGE IN INVENTORIES OF RAW, AN SUSSIDIARIE, DI CONSUMO E MERCI		**-8,875,894**		**2,398,033**		**-2,446,471**
12) PROVISIONS FOR CONTINGENCIES AND OTHER CHARGES		**8,719,208**		**41,429,528**		**3,766,444**
13) OTHER PROVISIONS				**354,897**		
14) OTHER OPERATING EXPENSES						
Water taxes, duties, rights and fees		14,930,790		17,211,376		8,831,109
Other expenses		10,843,429		21,126,010		7,990,410
Total other operating expenses		**25,774,219**		**38,337,386**		**16,821,519**
Total production costs (B)		**737,340,550**		**1,175,625,204**		**556,766,590**
Difference between production value and production costs (A - B)		**201,979,547**		**244,199,947**		**159,497,893**

INCOME STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS 06.30.2004		CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003		CONSOLIDATED FINANCIAL STATEMENTS 06.30.2003	
C) FINANCIAL INCOME AND CHARGES						
15) INCOME FROM EQUITY INVESTMENTS						
a) in subsidiary companies						
b) in associated companies						
c) in other companies	3,200,094		4,183,937		3,030,081	
Total income from equity investments		**3,200,094**		**4,183,937**		**3,030,081**
16) OTHER FINANCIAL INCOME						
a) From receivables included in fixed assets due from :						
1 subsidiary companies						
2 associated companies						
3 parent company						
4 other	112		22,427		17,718	
		112		22,427		17,718
b) From securities included in fixed assets		831		2,565		533
c) From securities included in current assets						
d) Income other than the above :						
1 From subsidiary companies						
2 From associated companies						
3 From parent company						
4 from others		2,401,325		5,696,668		2,518,109
Total other financial income		**2,402,268**		**5,721,660**		**2,536,360**
17) INTEREST AND OTHER FINANCIAL CHARGES						
a) subsidiary companies						
b) associated companies						
c) Parent companies		686,167		861,235		122,426
d) other		22,255,150		44,838,146		21,701,036
Total interest and other financial charges		**22,941,317**		**45,699,381**		**21,823,462**
Total financial income and charges (C)		**-17,338,955**		**-35,793,784**		**-16,257,021**
D) ADJUSTMENTS TO FINANCIAL ASSETS						
18) REVALUATIONS						
a) Of equity investments		1,838,625		2,533,879		906,693
b) Of financial fixed assets not considered						
c) Of securities included in current assets not						
d) other						
Total revaluations		**1,838,625**		**2,533,879**		**906,693**
19) WRITEDOWNS						
a) Of equity investments		15,645,680		6,265,899		5,997,903
b) Of financial fixed assets not considered						
c) Of securities included in current assets not						
d) other						
Total writedowns		**15,645,680**		**6,265,899**		**5,997,903**
Total adjustments to financial assets (D)		**-13,807,055**		**-3,732,020**		**-5,091,210**
E) EXTRAORDINARY INCOME AND CHARGES						
20) EXTRAORDINARY INCOME						
a) gains on disposal of fixed assets		10,130,844		223,535,071		225,400,473
b) out-of-period income/overprovisions				53		140,428
d) other						
Total extraordinary income		**10,130,844**		**223,535,124**		**225,540,901**
21) EXTRAORDINARY CHARGES						
a) losses on sale of fixed assets				164,711		164,711
b) out-of-period expenses/underprovisions		342,520		34,956,781		113,306
c) Other :						
- Prior-year taxes	17,634			301,005		
- Other charges	120				240	
		17,754				240
Total extraordinary charges		**360,274**		**35,422,497**		**278,257**
Total extraordinary items (E)		**9,770,570**		**188,112,627**		**225,262,644**
INCOME BEFORE TAXES		**180,604,107**		**392,786,770**		**363,412,306**
22) INCOME TAXES						
Income taxes for the year			98,681,296			
Deferred tax assets			-11,971,860			
Deferred tax liabilities			8,374,928			
				95,084,364		
23) NET INCOME FOR THE PERIOD				**297,702,406**		
23) PRE-TAX INCOME FOR THE PERIOD		**180,604,107**				**363,412,306**
NET INCOME OF MINORITY INTERESTS		**-683,610**		**-666,515**		**-606,460**
NET INCOME FOR THE PERIOD PERTAINING TO THE GROUP				**297,035,891**		
GROUP PRE-TAX INCOME FOR THE PERIOD		**179,920,497**				**362,805,846**

Notes to the financial statements

Form and contents of the consolidated financial statements

The consolidated half-yearly report at June 30 2004 has been prepared in accordance with Article 82 and attachment 3D of CONSOB resolution no. 11971 dated May 14, 1999 and subsequent amendments and integrations approved by CONSOB with resolution no. 12475 dated April 6, 2000, supplemented by the subsequent communication DAC 28034 dated April 12, 2000, as well as by accounting principle no. 30 issued by the Italian Accounting Profession.

The consolidated financial statements for the first half of 2004 have been prepared on a going-concern basis, using the formats laid down by the Civil Code for the balance sheet, income statement and contents of the explanatory notes, making reference to laws that have been interpreted and supplemented by the accounting principles issued by the Italian Accounting Profession and, where necessary, the accounting principles recommended by the Accounting Standard Committee – IASC – as referred to by CONSOB, as well as complying with CONSOB's instructions for the preparation of consolidated half-yearly reports.

The explanatory notes provide all additional information considered necessary in order to give a true and fair view of the company's assets and liabilities, results and financial position for the period under review.
Figures are compared with those for the same period of the previous year and with those at the end of the previous year.
The consolidation principles and accounting policies adopted for the preparation of the consolidated financial statements are consistent with those used for the consolidated financial statements at December 31, 2003.
As permitted by Article 81.7 of CONSOB regulation no. 11971 dated May 14, 1999, the Company has decided to present its results for the period gross of the related tax effects.

The consolidated half-yearly financial statements have been subjected to a limited audit by Reconta Ernst & Young S.p.A. on the basis of a three-year appointment by the shareholders' meeting.

Scope of consolidation

The consolidated half-yearly report of the AEM Group at June 30 2004 includes the financial statements of the parent company AEM S.p.A. and of the Italian and foreign companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis, in accordance with art. 37 of Decree 127/91 and specific agreements with the other shareholders.
Compared with December 31, 2003, the scope of consolidation is unchanged.

Consolidation principles and accounting policies

The consolidation principles and accounting policies adopted for the preparation of the consolidated financial statements are consistent with those used for the consolidated financial statements at December 31, 2003, with the necessary adjustments required by the nature of interim reports.
As permitted by Article 81.7 of CONSOB regulation no. 11971 dated May 14, 1999, the AEM Group has decided to present its results for the period gross of the related tax effects.

COMMENTS ON THE FINANCIAL STATEMENTS OF THE GROUP

This half-yearly report does not reflect taxation for the period because of the uncertainties involved in making reasonable estimates. As a result, balance sheet and statement of cash flow items or aggregates for the various periods are not directly comparable if they are affected by taxation.

1. BALANCE SHEET

The balance sheet at June 30, 2004 shows total assets of 3,819,099 thousand euro and total liabilities of 2,361,246 thousand euro; shareholders' equity amounts to 1,457,853 thousand euro.
Net income for the period amounts to 179,920 thousand euro.

ASSETS

B) FIXED ASSETS

B I) INTANGIBLE FIXED ASSETS

(thousands of euro)	06/30/2004	12/31/2003
Start-up and expansion costs	7,729	9,343
Research and development costs	5	26
Industrial patents and intellectual property rights	10,477	2,036
Concessions, licences, trademarks and similar rights	12,392	12,172
Goodwill	103,321	109,520
Goodwill arising from consolidation	37,268	39,771
Assets in process of formation and advances	2,036	8,798
Other intangible fixed assets	8,216	9,669
Total intangible fixed assets	**181,444**	**191,335**

The historical cost does not include any allocations of consolidation differences.

At June 30, 2004 intangible assets total 14,364 thousand euro (191,335 thousand euro at December 31, 2003), net of amortisation of 181,444 thousand euro, and refer to the capitalisation of costs relating to more than one year and to intangible assets. In particular:

- start-up and expansion costs amount to 7,729 thousand euro (9,343 thousand euro at December 31, 2003) and refer to the capitalisation of costs incurred by AEM Elettricità S.p.A. for the acquisition of the Enel Distribuzione S.p.A.'s electricity network, the costs connected with the 1999 increase in capital by the subsidiary Metroweb S.p.A. Such costs are amortised on a straight-line basis over five years;

- research, development and advertising costs totalling 5 thousand euro (26 thousand euro at December 31, 2003), mainly refer to the capitalisation of expenses incurred by AEM Calore & Servizi S.p.A., for the study and development of a new revenue and order management procedure. Such costs are amortised on a straight-line basis over five years;
- industrial patents and intellectual property rights amounting to 10,477 thousand euro (2,036 thousand euro at December 31, 2003) concern the capitalisation of costs incurred for the purchase of software licences for an unlimited period. Such costs are amortised on a straight-line basis over three years;
- industrial patents and intellectual property rights amount to 12,392 thousand euro (12,172 thousand euro at December 31, 2003) and include the costs incurred for the purchase of software licences, as well as the costs of transit rights for the fibre-optic network. Such costs are amortised on a straight-line basis over three years;
- goodwill arising on the acquisition of the business unit from ENEL Distribuzione S.p.A. by AEM Distribuzione Elettricità S.p.A., which took place on November 1, 2002 , 31, amounts to 103,321 thousand euro (109,520 thousand euro at December 31, 2003). This goodwill is mainly for title to the concessions for the distribution of electricity in Milan and Rozzano (as per the convention with the Ministry of Trade and Industry dated May 2, 2001). It is amortised on a straight-line basis over ten years;
- consolidation differences amount to 37,268 thousand euro (39,771 thousand euro at December 31, 2003) and derive from the acquisition by AEM S.p.A. of 100% stakes in Metroweb S.p.A. and AEM Calore & Servizi S.p.A. and of a majority holding in the subsidiaries Serenissima Gas S.p.A. and Serenissima Energia S.r.l. These values, which consist of the difference between the purchase cost, including ancillary charges, and the relevant portion of net equity, are amortised on a straight-line basis over ten years;
- assets in process of formation amount to 2,036 thousand euro (8,798 thousand euro at December 31, 2003) and refer to the cost of developing new applications software currently being completed and utilisation rights for the network not yet used by Metroweb S.p.A.;
- other intangible fixed assets total 8,216 thousand euro (9,669 thousand euro at December 31, 2003) and refer to: expenses to modify users' installations to work with natural gas; costs for the transformation of municipal heating plants to natural gas; costs for the transformation and installation of heating plant owned by customers; design costs for the construction of a museum in the Bovisa area; maintenance costs on the buildings in Corso di Porta Vittoria; expenses incurred by Metroweb S.p.A. to equip telecommunication points of presence ("PoP") rented by the parent company AEM S.p.A. and by third party suppliers.

  These costs are amortised on a straight-line basis over three years, except for leasehold improvements which are amortised over the duration of the rental contract.

  Other intangible fixed assets also include ancillary charges relating to the bond loan issued by AEM S.p.A. during 2003, amortised on a straight-line basis over the duration of the loan, as well as expenses on loans stipulated by the parent company AEM S.p.A. and amortised on a straight-line basis over the duration of the loan in question.

Intangible fixed assets at June 30, 2004 decreased by 9,891 thousand euro compared with December 31, 2003, as a result of:

- capital expenditure during the period for 4,547 thousand euro;
- the elimination of certain expenses capitalised to "Other intangible fixed assets – Leasehold improvements" for 74 thousand euro;
- the amortisation charge for the period of 14,364 thousand euro.

Intangible fixed assets and changes during the period are analysed in attachment no. 1 of the explanatory notes.

B II) TANGIBLE FIXED ASSETS

The following table summarises the main categories of net tangible fixed assets:

	06/30/2004	12/31/2003
(thousands of euro)		
Land and buildings	162,483	179,421
Plant and machinery	1,773,263	1,731,525
Industrial and commercial equipment	5,501	6,386
Other tangible fixed assets	13,642	14,353
Construction in progress and advances	206,832	215,795
Total tangible fixed assets	**2,161,721**	**2,147,480**

The historical cost does not include goodwill arising from consolidation.

Tangible fixed assets total 2,161,721 thousand euro (2,147,480 thousand euro at December 31, 2003) and increased by 14,241 thousand euro, due to:

- capital expenditure during the period under review for 87,154 thousand euro;
- the disposal of assets for 30,830 thousand euro, net of accumulated depreciation;
- the depreciation charge for the period of 42,083 thousand euro.

As regards the fixed assets transferred by the parent company to the subsidiaries during 1999, for consolidation purposes we have applied the accounting principles and eliminated the transfer gains, being the difference between the book value of the assets transferred and their appraisal value established by the expert appointed by the Court in connection with the transfer of the fibre-optic network to the subsidiary Metroweb S.p.A. and of the power transmission, power distribution, and natural gas and heat distribution businesses to AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A.

"Tangible fixed assets" include under "Buildings in leasing", the value of the building in Corso di Porta Vittoria bought in leasing in 2001 for 53,550 thousand euro, net of gains of 678 thousand euro realised as a result of the sale and lease back.
These transaction is accounted for in the consolidated financial statements according to the finance lease method, as prescribed by the relevant accounting principle.

Capital expenditure

Capital expenditure during the period mainly concerned the following assets:

Land and buildings

a) Non industrial buildings
Expenditure amounted to 13,136 thousand euro and mainly refers to works carried out on the building in Via Caracciolo - Milan (subsequently sold), and on the Fusino shelter.

b) Industrial land and buildings
Capital expenditure of 1,790 thousand euro was carried out, including the purchase of certain offices in Sondrio and completion of the air conditioning plant at head office in Piazza Trento, Milan. In addition, works have been carried out on the heating buildings at Grosio (SO) and San Donà di Piave (VE).

Plant and machinery

a) Hydroelectric production plants
Expenditure on the hydroelectric plants came to 1,457 thousand euro, mainly for purchasing strategic spare parts for the Boscaccia (SO), revamping the Group 2 generator at the Grosio plant, upgrading the Premadio (SO) plants.

b) Thermoelectric production plant
Expenditure on the thermoelectric production plants consisted of 2,178 thousand euro on strategic spare parts for the 1, 2, 4 and 5 groups.

c) Heating production plants
Expenditure in this sector totalled 392 thousand euro, mainly on the new heat exchange plants at Sesto San Giovanni (MI) and work on the plants at Famagosta, Figino and Tecnocity in Milan.

d) Transport lines
Capital expenditure amounted to 400 thousand euro and referred to preservation works on 220 kV and 130 kV lines, works on the 220 kV North Receiver station/Cassano and South Receiver station/Premadio lines, as part of the construction of the high-speed railway system, as well as works on the 220 kV South Receiver and Cassano stations.

e) Transformation stations
Expenditure amounted to 271 thousand euro.
Work was carried out on the North, South and West Receiver stations and on the primary cabins at Lambrate, Musocco, Porta Volta and Porta Vigentina.

f) Electricity distribution networks
Work was carried out during the year for 10,116 thousand euro.
It related mainly to extensions to the medium and low voltage network, renovation of the transformer and isolator cabins and upgrading of internal systems. In addition, work was carried out on the Trento, Gadio and San Dionigi substations, on medium and low voltage primary cabins, as well as on the remote meter-reading plants. These mainly concerned the

extension of telephone lines and medium and low voltage lines in Valtellina and of telecommunication networks in the Milan offices.

g) Gas distribution network
Work was carried out during the year for 9,624 thousand euro.
The main activities involved were the laying of medium and low pressure pipes, the fitting of risers and measuring devices for the upkeep of the network and the acquisition of new residential users and district heating plants. In addition, new network cabins, new cathode protection equipment and remote plant control systems were installed.

h) Heat distribution network
Expenditure amounted to 960 thousand euro and was mainly for the development of district heating networks in the Sesto San Giovanni (MI), Tecnocity, Famagosta, Figino Rogoredo and Bovisa areas.

i) Telecommunications networks
Capital expenditure amounting to 3,225 thousand euro mainly concerned excavation work and the building of the cable duct infrastructure and the purchase and laying of fibre-optic cables.

Industrial and commercial equipment

New equipment and mobile phones have been purchased for 282 thousand euro.

Other tangible fixed assets

New furniture, fittings, office machines and assets with a unit value of less than 516 euro were purchased for a total of 484 thousand euro.

Transferable assets

Capital expenditure amounted to 932 thousand euro and concerned modification of the inlet basins of the Lovero plant and consolidation of the Premadio-Valgrosina canal.

Work in progress

a) Industrial buildings
Expenditure for 3,469 thousand euro mainly concerned the buildings of the North and South Receiver stations, the primary cabin at Porta Volta, and Bovisa and Orobia areas. In addition, the silos area of the warehouse in Via Gonin was revamped and the "Casa dell'Energia" in Piazza Po enlarged.

b) Electricity production plants
Assets under construction total 15,474 thousand euro.
The main investments at the hydroelectric production plants involved the expansion of the plant at Premadio, the installation of new equipment at the Grosio power station, works for re-activate the Grosotto plant, as well as the continuation of the installation of a new hydroelectric control panel in the Conca Fallata area in Milan, for a total of 6,470 thousand euro.

Capital expenditure at the thermoelectric production plants for a total of 9,004 thousand euro mainly involved a further upgrading of the 400 MW combined cycle power plant at Cassano d'Adda (MI), by installing a new 250 MW gas turbine.

c) Heating production plants
Work in progress totalling 480 thousand euro relates to the construction and upgrading of cogeneration plants in the Tecnocity, Bovisa areas and in the municipality of Novate Milanese.

d) Transport lines
Capital expenditure totalled 41 thousand euro and involved interventions on the South, North and West Receiver stations and the Gadio substation.

e) Transformation stations
Work in progress amounts to 1,165 thousand euro and essentially refers to the plants of the North, South and West Receiver stations and to the primary cabins in Lambrate, Porta Venezia, Porta Volta and Musocco.

f) Electricity distribution networks
Work in progress totals 562 thousand euro and principally refers to interventions on the Trento, Po, Gadio, Brunelleschi substations, on the Pergolesi secondary cabin and ongoing work on the remote control system of primary plants and of the transformer and isolator cabins.

g) Gas distribution network
Work in progress amounting to 19 thousand euro relates to the design of the 4th gas outlet.

h) Heat distribution network
Work in progress in this sector totalled 893 thousand euro and concerned ongoing expansion of the district heating network in the areas of Figino, Famagosta, Linate, Sesto San Giovanni and Novate Milanese.

i) Telecommunications networks
Capital expenditure of 2,457 thousand euro related to network infrastructures which were not yet available for use at the end of the period.

j) Advances
Advance payments for the construction of tangible fixed assets increased by 3,757 thousand euro, due to ongoing works on the repowering of Unit 2 at the Cassano d'Adda power station.

k) Transferable assets
The main activity in this segment was the ongoing excavation and construction work for the new Viola Canal, consolidation works for the San Giacomo dam and on the forced conduit at Grosotto (SO) for a total of 13,590 thousand euro.

Disposals

Decreases in tangible fixed assets amount to 30,830 thousand euro and refer principally to the sale of the building in Via Caracciolo, the sale of land and the residential building near the North receiver, the sale of the apartment in Via Marco Antonio Colonna in Milan, the disposal of transformer and isolator cabins, of medium and low tension cables, of internal plant in the places where they are used, of underground pipelines, of risers and measuring devices no longer considered functional for the business, and to the sale of certain pieces of equipment and motor vehicles.

Accumulated depreciation

(thousands of euro)	06/30/2004	12/31/2003
Accumulated depreciation	370,867	330,667

Accumulated depreciation amounts to 370,867 thousand euro after the charge for the year of 42,083 thousand euro and covers 15.9% of the gross value of plant, machinery and other installations in use at June 30 2004. The amount of this reserve essentially reflects the fact that the transfer of the power transmission, distribution and sale businesses and the gas and heat distribution and sale business from AEM S.p.A. to its subsidiaries took place after the financial statements were closed, which meant that the assets were booked in the balance sheets of the transferee companies net of accumulated depreciation.

Depreciation of tangible fixed assets is calculated on the basis of percentages that reflect the residual useful life of the assets.

The minimum and maximum percentages applied by category are:

- non industrial buildings	1.2 % - 12.5 %
- industrial land and buildings	1.0 % - 12.5 %
- production plants	1.0 % - 11.1 %
- transport lines	0.7 % - 100 %
- transformation stations	1.2 % - 50.0 %
- distribution networks	0.8 % - 50.0 %
- other equipment	3.3 % - 100 %
- mobile phones	100 %
- furniture and fittings	5.0 % - 12.5 %
- electric and electronic office machines	5.0 % - 33.3 %
- vehicles	10.0 % - 100 %

The assets freely transferable on expiry of the concession (hydroelectric plants) are depreciated on the assumption that the concessions will be renewed for another thirty years; this renewal has also been taken into consideration for concessions that have already expired at the date of these consolidated financial statements.
AEM S.p.A. is of the opinion that this time horizon adequately reflects the useful life attributed to transferable assets and that this is supported by current regulations. Indeed, Industry Ministry decree no. 79/1999 foresees that hydroelectric concessions can be renewed for thirty years from the expiry date, on condition that the concession holder has a plan to boost productivity of the plants concerned.

If the original useful life of fixed assets gets changed due to strategic policy decisions that alter certain underlying assumptions, such as the introduction of plans that involve replacing certain items of plant and machinery, the assets concerned are then depreciated on the basis of their new residual useful life.

No financial charges were capitalised during the period.

"Tangible fixed assets" are summarised in attachment no. 2 of the notes. It indicates for each item opening balances, changes for the period, closing balances and accumulated depreciation.

B III) FINANCIAL FIXED ASSETS

B III 1) Equity investments

B III 1 a) *Equity investments in subsidiary companies*

These total 15 thousand euro (15 thousand euro at December 31, 2003) and refer exclusively to the investment in AEM Delmi S.r.l., which was not consolidated on a line-by-line basis . This investment is valued at cost.

B III 1 b) *Equity investments in associated companies*

(thousands of euro)	**06/30/2004**	**12/31/2003**
Equity investments	244,167	16,187

Equity investments in associated companies, valued under the equity method, amount to 244,167 thousand euro and increase by 227,980 thousand euro with respect to the end of the previous year, essentially attributable to the conversion of the e.Biscom bond.

The following table shows the composition and changes for the period:

Equity investments in associated companies	Historical cost	Revaluations	Writedowns	Other changes	Net book value
Amount at December 31, 2003	**17,811**	**3,700**	**(4,924)**	**(400)**	**16,187**
Changes for period:					
- changes in share capital	-	-	-	-	-
- acquisitions	240	-	-	-	240
- transfer	-	-	-	-	
- subscriptions	25	-	-	-	25
- disposals	-	-	-	-	
- revaluations	-	461	-	-	461
- writedowns	-	-	(15,646)	-	(15,646)
- repayments	-	-	-	-	
- reclassifications	-	-	-	4,775	4,775
- shareholder loans	-	-	-	-	
- other changes	-	-	-	238,125	238,125
Total changes at June 30, 2004	265	461	(15,646)	242,900	227,980
Amount at June 30, 2004	**18,076**	**4,161**	**(20,570)**	**242,500**	**244,167**

The changes for the period mainly concerned:

- acquisition of the investment in e.Biscom, for 238,125 thousand euro, against early conversion of the bonds forming part of the loan subscribed during the previous year. All of the shares held by AEM S.p.A. after this conversion represent 12.1% of the company's share capital;
- reclassification for 4,864 thousand euro of the investment already held in e.Biscom and shown in the financial statements for the year ended December 31, 2003 under equity investments in other companies;
- writedowns, amounting to 15,646 thousand euro, relate: for 15,050 thousand euro, to the writedown on the investment in e.Biscom, of which 4,990 thousand euro as amortisation of the goodwill deriving from the difference between the cost of the investment and the consolidated shareholders' equity of the e.Biscom group at December 31, 2003 and 10,060 thousand euro as the AEM Group's portion of the consolidated result of the e.Biscom group at June 30, 2004; 596 thousand euro, to the writedown of the investment in Energheia S.p.A. and Mestni Plinovodi d.o.o.;
- revaluations amounting to 461 thousand euro refer to the Group's portion of the profits made by the associated companies Malpensa Energia S.r.l. and Società Servizi Valdisotto S.p.A.;
- the purchase for 240 thousand euro of 360 shares of Utilia S.p.A. by the subsidiary AEM Service S.r.l.;
- the subscription of 25 thousand euro of shares in Guidami S.r.l. by the subsidiary Zincar S.r.l. during the first six months of 2004.

The commitment taken in favour of Simest S.p.A., a minority shareholder of Mestni Plinovodi d.o.o., for the purchase of 50% of the interest currently held by Simest S.p.A. (17.543%) on June 30, 2009. The purchase price has been irrevocably agreed between the parties, as the higher between the cost incurred by Simest S.p.A. for the acquisition of the investment (1.5 million euro) and the company's net equity at June 30, 2009.
As regards the investment in Energheia S.p.A., the expected increase in the stake held in this company is subject to receiving all of the authorisations required to build a combined-cycle

cogeneration plant, which had not yet been obtained at June 30 2004. The percentage held therefore remains the same as at the end of the previous year, that is 25%.

B III 1 d) Equity investments in other companies

Equity investments in other companies amount to 447,000 thousand euro (450,484 thousand euro at December 31 2003) and have risen by 3,848 thousand euro, as detailed in the following table:

Equity investments in other companies	**Historical cost**	**Reclassification**	**Writedowns**	**Writebacks**	**Net book value**
Amount at December 31, 2003	**471,666**	**-**	**(23,151)**	**1,969**	**450,484**
Changes for period:					
- changes in share capital	-	-	-	-	-
- acquisitions	-	-	-	-	-
- transfer	-	-	-	-	-
- subscriptions	2	-	-	-	2
- disposals	-	-	-	-	-
- writedowns	-	-	-	-	-
- writebacks	-	-	-	1,378	1,378
- reclassifications		(4,864)			(4,864)
- other changes	-	-	-	-	-
Total changes at June 30, 2004	2	(4,864)	-	1,378	(3,484)
Amount at June 30, 2004	**471,668**	**(4,864)**	**(23,151)**	**3,347**	**447,000**

The changes for the period mainly concerned:

- reclassification for 4,864 thousand euro of the investment in e.Biscom under associated companies;
- subscription of a 5% interest in CO.GE.R. 2004 S.p.A. through the subsidiary AEM Calore & Servizi S.p.A. for 2 thousand euro;
- writeback of the investment in AEM Torino for 1,378 thousand euro, to bring its historical cost into line with the average market value for the period.

The shareholding in Edipower S.p.A. has been pledged in guarantee of bank loans granted to this company. AEM S.p.A. retains the voting rights of the pledged shares. In addition, Interbanca, Unicredito S.p.A. and Royal Bank of Scotland, the financing partners of Edipower S.p.A., have a put option on their Edipower shares, which can be exercised from the fifth year after signing the shareholders' agreement. If the put option is exercised, each of the industrial partners will have to purchase the shares in proportion to their existing holdings, which for AEM could be a maximum of 4.0%, for an estimated 87,000 thousand euro (of which 21,309 thousand euro with a guarantee in favour of Royal Bank of Scotland).

As part of the refinancing of Edipower S.p.A., AEM S.p.A. issued a guarantee of 100,000 thousand euro in favour of this associated company to cover any cost overruns, defects liability and performances which Edipower S.p.A. might incur in implementing its repowering plan and a guarantee of 140,000 thousand euro for the obligations contracted by AEM Trading S.r.l. as part of the tolling agreement stipulated with that company.

The equity investments included under financial fixed assets, both consolidated and non-consolidated, and the equity investments carried at equity or at cost are listed in attachments nos. 3 and 4 to the explanatory notes.

B III 2) Receivables

Changes for the period and maturities for these receivables are shown in the following table:

(thousands of euro)	**Balance at 12/31/2003**	**Changes for the period**	**Balance at 06/30/2004**	**Receivables due**		
				Within one year	**Beyond 1 and up to 5 years**	**Beyond 5 years**
Receivables from associated companies	**5,176**	**-**	**5,176**	**-**	**5,176**	**-**
Other receivables						
due from personnel	339	(74)	265	126	134	5
miscellaneous receivables from users	225	(25)	200	200	-	-
guarantee deposits	444	421	865	9	856	-
Total receivables from others	**1,008**	**322**	**1,330**	**335**	**990**	**5**
TOTAL	**6,184**	**322**	**6,506**	**335**	**6,166**	**5**

This item includes medium/long term receivables outstanding at June 30, 2004 and totals 6,506 thousand euro (6,184 thousand euro at December 31, 2003). This caption is made up of:

- receivables from associated companies amounting to 5,176 thousand euro, which are unchanged with respect to the financial statements at December 31 2003. Of this amount 1,546 thousand euro relates to the loan granted to the associated company Alagaz S.p.A. to carry out the "Methanisation of Porgolovo" project in St Petersburg, while 3,630 thousand euro refers to long-term loans to Energheia S.p.A.;
- other receivables, which amount to 1,330 thousand euro (1,008 thousand euro at December 31, 2003) refer to:
  - 265 thousand euro of amounts due from personnel (339 thousand euro at December 31, 2003), of which 126 thousand euro are repayable within one year and concern loans to employees;
  - 200 thousand euro of receivables from users (225 thousand euro at December 31, 2003);
  - 865 thousand euro of guarantee deposits (444 thousand euro at December 31, 2003);

No writedowns were made to non-current receivables as it is believed that they will be collected in full.

B III 3) Other securities

(thousands of euro)	06/30/2004	12/31/2003
Other securities	81	238,206

At June 30, 2004 these total 81 thousand euro, a decrease of 238,125 thousand euro with respect to the end of the previous year, after the early conversion of e.Biscom S.p.A. bonds convertible into shares.
This caption also includes government securities or securities guaranteed by the government, maturing beyond one year, which AEM S.p.A. intends to hold up to their natural maturity.
During the period under review the company did not make any writedowns for permanent impairment of value.

C I) INVENTORIES

At June 30, 2004 inventories amount to 54,381 thousand euro. The following table shows composition and changes compared with December 31, 2003:

(thousands of euro)	Balance at 12/31/2003	Changes for the period	Balance at 06/30/2004
Raw, ancillary and consumable materials			
- materials and appliances	7,567	472	8,039
- obsolescence reserve	(100)	(18)	(118)
	7,467	454	7,921
- fuel	27,585	8,422	36,007
Total raw, ancillary and consumable materials	**35,052**	**8,876**	**43,928**
Contract work in progress	13,212	(3,052)	10,160
Advances to suppliers	-	293	293
Total	**48,264**	**6,117**	**54,381**

Changes in inventory reserves were as follows:

(thousands of euro)	Balance at 31/12/2003	Provision	Utilisation	Other changes	Balance at 30/06/2004
Obsolescence reserve	(100)	-	-	(18)	(118)

Inventories of materials increased by 454 thousand euro with respect to December 31, 2003.
Group inventories of fuel, totalling 36,007 thousand euro, mainly refer to the group's portion of inventories belonging to Plurigas S.p.A., consolidated on a proportional basis, as well as to fuel held by the subsidiary AEM Trading S.r.l. for the production of electricity.
The book value of materials in inventory was written down to current value by means of an obsolescence reserve.
This reserve, which at June 30, 2004 amounted to 118 thousand euro (100 thousand euro at December 31, 2003), was set aside to write down materials that are slow-moving in the medium term, as well as those that are considered obsolete.

The weighted average cost of materials in inventory does not differ substantially from their current value at the end of the period; in fact, this value is 113 thousand euro higher than the figure shown in the financial statements at December 31, 2003.
Fuel inventories are valued at the lower of weighted average cost and market.

At the end of the period, contract work in progress amounts to 10,160 (13,212 thousand euro at the end of the previous year) and refer to: 3,964 thousand euro for works being carried out by AEM Elettricità S.p.A. for the Municipality of Milan, involving the refurbishment and upgrading of the city's public illumination and traffic light systems; 1,817 thousand euro for the development performed by Metroweb S.p.A. of an integrated telecommunications system for the Lombardy Region and for other telecommunications operators; 871 thousand euro for works carried out by AEM Calore & Servizi S.p.A.; 3,508 thousand euro for contract work in progress awarded by the Municipality of Milan to Zincar S.r.l. for the implementation of sustainable urban mobility plans.

CII) RECEIVABLES

Receivables for the sale of power and services

This caption, which totals 501,852 thousand euro (399,706 thousand euro at December 31, 2003), net of the related reserve for bad and doubtful accounts of 7,875 thousand euro, is entirely collectible within one year and is made up of:

(thousands of euro)	Balance at 12/31/2003	Changes for the period	Balance at 06/30/2004	Receivables due		
				Within one year	Beyond one and up to 5 years	Beyond 5 years
Receivables for sales and services	208,114	84,247	292,361	292,361	-	-
Receivables for sales and services for invoices to be issued	198,655	18,711	217,366	217,366	-	-
Total receivables for sales and services	**406,769**	**102,958**	**509,727**	**509,727**	-	-
Reserve for bad and doubtful accounts	**(7,063)**	**(812)**	**(7,875)**	**(7,875)**	-	-
Total	**399,706**	**102,146**	**501,852**	**501,852**	-	-

Changes in the reserve adjusting the value of receivables for the sale of power and services are shown in the following table:

(thousands of euro)	Balance at 31/12/2003	Provision	Utilisation	Other changes	Balance at 30/06/2004
Reserve for bad and doubtful accounts from users and customers	7,063	1,117	(413)	108	7,875

Receivables for the sale of power and services, for a total of 509,727 thousand euro (406,769 thousand euro at December 31, 2003), increased by 102,958 thousand euro including the reserve for bad and doubtful accounts. This increase is principally attributable to the significant development in commercial activity.
At June 30, 2004 the reserve for bad and doubtful accounts amounts to 7,875 thousand euro, an increase of 812 thousand euro on the previous year-end, mainly because of the provision made and amounts released during the period.
This reserve is considered adequate to cover the risk.

Receivables from associated companies

(thousands of euro)	06/30/2004	12/31/2003
Receivables from associated companies	2,327	1,666

Trade receivables amount to 2,327 thousand euro (1,666 thousand euro at December 31, 2003), net of writedowns of 41 thousand. This item comprises receivables for materials and services already invoiced and to be invoiced. Receivables from associated companies mainly refer to Società Servizi Valdisotto S.p.A., Malpensa Energia S.r.l. and e-Utile S.p.A. They essentially derive from commercial relationships, they are all collectible within one year and mainly concern sales of power, materials and appliances, miscellaneous services, and rent. At June 30 2004, they increased by 661 thousand euro, compared with June 30, 2003.
At June 30, 2004 the reserve for bad and doubtful accounts amounts to 41 thousand euro, the same as at December 31, 2003.

Receivables from parent company

(thousands of euro)	06/30/2004	12/31/2003
Receivables from parent company	87,706	77,515

At June 30, 2004, receivables from the Municipality of Milan amount to 87,706 thousand euro, net of the related reserve of 1,224 thousand euro.
This caption shows an increase of 10,191 thousand euro compared with December 31, 2003, and refers essentially to higher receivables for refurbishment and maintenance works on public illumination and traffic light installations performed by AEM Elettricità S.p.A., even though AEM S.p.A. is still title-holder to the conventions with the Municipality.
The reserve for bad and doubtful accounts amounts to 1,224 thousand euro, the same as at December 31, 2003.

Other receivables

(thousands of euro)	06/30/2004	12/31/2003
Other receivables	**93,149**	**75,527**
of which:		
due from Electricity Equalisation Fund	2,778	3,980
receivables for financial transactions	4,100	6,100
advances to suppliers	925	364
due from personnel	171	188
miscellaneous receivables	85,175	64,895

These amount to 93,149 thousand euro (75,527 thousand euro at December 31 2003) and consist of:

- 2,778 thousand euro, net of the writedown of 40 thousand euro, of receivables from the Electricity Equalisation Fund which decreased by 1,202 thousand euro due to repayments, as per resolution 227/02, ancillary charges relating to the injection into the network of green certificates for the production of electricity from fossil fuel for the captive market by AEM Trading S.r.l., as well as the repayment to AEM Gas S.p.A. of the "beta" compensation element as defined in resolution 138/03, valid from January 1, 2004;
- 4,100 thousand euro, of receivables for financial transactions, represented by commercial papers outstanding at June 30, 2004 from financial institutions, deriving from the utilisation of available funds;
- 925 thousand euro, with an increase of 561 thousand euro compared with December 31, 2003, of advances to suppliers for operating costs, for subcontracted work, mainly on public illumination and urban traffic light systems and professional services;
- 171 thousand euro, due from personnel (188 thousand euro at December 31, 2003).
- 85,175 thousand euro, miscellaneous receivables (64,895 thousand euro at December 31, 2003) mainly referring for: 10,967 thousand euro of receivables from the tax authorities for VAT; 21,134 thousand euro of receivables from the tax authorities for IRPEG and IRAP deferred taxes; 41,765 thousand euro of receivables from the tax authorities for IRPEG and IRAP deferred tax assets; 4,222 thousand euro of receivables from the tax authorities for the IRPEF advance on employees severance indemnities paid in previous years; 6,457 thousand euro of receivables from third parties in the form of compensation for damages caused to plants. Receivables from third parties for compensation of damages caused to plants are written down by the reserve for specific risks totalling 341 thousand euro and by the reserve for bad and doubtful accounts for damage compensation, amounting to 29 thousand euro, in order to bring them into line with their realisable value;

Changes in the reserve for bad and doubtful accounts for miscellaneous receivables are as follows:

(thousands of euro)	Balance at 31/12/2003	Provision	Utilisation	Other changes	Balance at 30/06/2004
Reserve for specific risks writing down receivables from third parties for damage compensation	341	-	-	-	341
Reserve for bad and doubtful accounts for damage compensation	24	5	-	-	29
Reserve for bad and doubtful accounts from others	132	16	-	(108)	40

Deferred tax assets have been calculated on the basis of the tax rates expected to be in force when the timing differences that generated them will reverse. Accounts receivable from others are all due within one year.

CIII) CURRENT FINANCIAL ASSETS

(thousands of euro)	06/30/2004	12/31/2003
Other equity investments shown under current assets	-	1,580
Other securities	3	3
Total	3	1,583

At June 30, 2004 these amount to 3 thousand euro and refer to fixed interest bonds. This item has decreased by 1,580 thousand euro compared with December 31, 2003 as a result of AEM S.p.A. selling its investment in Consorzio 3A; this transaction generated a gain of 268 thousand euro.

C IV) LIQUID FUNDS

Bank and postal deposits

(thousands of euro)	06/30/2004	12/31/2003
Bank and postal deposits	18,177	375,142

Cash at bank at June 30, 2004 amounts to 18,177 thousand euro and decreased by 356,965 thousand euro with respect to the end of the year 2003.

Cash at bank includes interest accrued but not yet credited at the period-end.

Cash and cash equivalents

(thousands of euro)	06/30/2004	12/31/2003
Cash and cash equivalents	161	225

Cash in hand not yet deposited in the bank current account at June 30, 2004 amounts to 161 thousand euro.

D) ACCRUED INCOME AND PREPAID EXPENSES

These amount to 20,410 thousand euro (16,749 thousand euro at December 31, 2003) and refer to income pertaining to the period but collectible in future periods, and costs incurred before the closure of the period but pertaining to future periods.

The issue discount on the bond loan issued by the parent company amounts to 1,087 thousand euro, net of the current portion, and consists of interest paid in advance by the issuer; it is deferred and amortised over the duration of the loan.

The composition and changes occurred during the year are shown in the table below:

(thousands of euro)	**Balance at 12/31/2003**	**Changes for the period**	**Balance at 06/30/2004**
Accrued income:			
Revenues for the period	-	21	21
Total accrued income	-	21	21
Prepaid expenses:			
Billings referring to future periods	583	(583)	-
Issue discount on bond loan	1,145	(58)	1,087
Payments pertaining to future periods	15,021	4,281	19,302
Total prepaid expenses	16,749	3,640	20,389
Total	**16,749**	**3,661**	**20,410**

LIABILITIES AND SHAREHOLDERS' EQUITY

A) SHAREHOLDERS' EQUITY

Shareholders' equity, which at June 30, 2004 amounts to 1,457,853 thousand euro, is detailed in the table below:

(thousands of euro)	06/30/2004	12/31/2003
Shareholders' equity pertaining to the group:		
Share capital	936,025	936,025
Legal reserve	77,466	67,513
Reserve for accelerated depreciation	13,490	10,677
Extraordinary reserve	182,952	85,772
Consolidation reserve	191	191
Other reserves	3	3
Retained earnings (accumulated losses)	64,209	(33,778)
Net income for the period		297,036
Pre-tax income for the period	179,920	
Total shareholders' equity pertaining to the group	**1,454,256**	**1,363,439**
Shareholders' equity pertaining to minority interest	3,597	2,913
Total shareholders' equity	**1,457,853**	**1,366,352**

I) SHARE CAPITAL

At June 30, 2004 the share capital totals 936,025 thousand euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each.

IV) Legal reserve

At June 30, 2004 it amounts to 77,466 thousand euro. The increase compared with the financial statements for the year ended at December 31, 2003 is equal to 9,953 thousand euro and is attributable to the allocation to this reserve of 5% of the previous year's net income, as required by article 2430 of the Italian Civil Code.

VII) Other reserves

Reserve for accelerated depreciation
At June 30, 2004 this totals 13,490 thousand euro. The increase with respect to the end of the previous year, equal to 2,813 thousand euro, refers to the allocation of part of net income for the year 2003 to cover accelerated depreciation, in compliance with art. 67.3 of DPR no. 917/86.

Extraordinary reserve
This totals 182,952 thousand euro (85,772 thousand euro at December 31, 2003) and is made up of:

- 166,804 thousand euro (69,624 thousand euro at the end of the previous year) from allocation of part of the undistributed retained earnings of AEM S.p.A.; the increase of 97,180 thousand euro is due to the allocation of part of the parent company's net income for the previous year;
- 16,148 thousand euro, being the surplus that arose in 1997 on the Reserve for specific risks, which was created by using the entire share premium reserve established on transformation of AEM from a municipal electricity company into a joint-stock company.

Consolidation reserve
This totals 191 thousand euro (unchanged since December 31, 2003) and refers essentially to retained prior year earnings of the associated companies.

Dividend waiver reserve
At the period end this amounts to 3 thousand euro of previous years' dividends waived by certain shareholders.

VIII - RETAINED EARNINGS / LOSSES CARRIED FORWARD

This caption shows a positive balance of 64,209 thousand euro and includes consolidation adjustments to values booked in previous years' financial statements of group companies, and retained earnings and losses carried forward by subsidiaries.

IX) PRE-TAX INCOME FOR THE PERIOD

Pre-tax income amounts to 179,920 thousand euro, which is the result for the period, gross of taxes.

SHAREHOLDERS' EQUITY PERTAINING TO MINORITY INTERESTS

At June 30, 2004 this totals 3,597 thousand euro (2,913 thousand euro at December 31, 2003) and represents the portion of capital, reserves and net result pertaining to minority interests of Serenissima Gas S.p.A. and Serenissima Energia S.r.l..
The minority interests in AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Trasmissione S.p.A. and AEM Energia S.p.A. are not significant, as AEM S.p.A. holds 99.99% of their share capital.

As per article 2426 of the Italian Civil Code, first paragraph, point 5), since there are no other unrestricted reserves, part of the extraordinary reserve, 7,734 thousand euro, is restricted by law to cover the start-up, expansion, R&D and advertising costs not yet amortised at the end of the period.

The reconciliation between the shareholders' equity and net income of the parent company at June 30, 2004, as per its financial statements, and the equivalent figures in the consolidated financial statements is shown in the table below:

(thousands of euro)	06/30/2004	12/31/2003
Shareholders' equity of the parent company	**1,934,424**	**1,986,461**
Results of associated companies valued under the equity method not accounted for by AEM	(15,185)	(538)
Prior year results of associated companies not accounted for by AEM	191	191
Results for the period of consolidated companies	127,976	63,764
Elimination of intercompany profit on transfer of businesses and fixed assets and on sales of fixed assets	(687,422)	(687,422)
Other consolidation adjustments	30,063	102,867
Elimination of adjustments made solely for tax purposes	-	(7,134)
Retained earnings (accumulated losses)	64,209	(33,778)
Elimination of dividends from associated companies carried at equity and subsidiaries	-	(60,972)
Total shareholders' equity pertaining to the group	**1,454,256**	**1,363,439**
Shareholders' equity of minority interests		
Share capital and reserves pertaining to minority interests	2,913	2,247
Net income/losses pertaining to minority interests	684	666
Total shareholders' equity of minority interests	**3,597**	**2,913**
Total shareholders' equity	**1,457,853**	**1,366,352**

(thousands of euro)	06/30/2004	12/31/2003
Pre-tax income for the period of the parent company	**37,066**	**199,049**
Results of associated companies valued under the equity method	(15,185)	(538)
Results for the period of consolidated companies	127,976	63,764
Elimination of dividends received by subsidiary companies and the related tax credit	-	(60,972)
Consolidation adjustments	30,063	102,867
Elimination of adjustments made solely for tax purposes	-	(7,134)
Group pre-tax income	**179,920**	**297,036**

B) RESERVES FOR RISKS AND CHARGES

Other reserves

(thousands of euro)	06/30/2004	12/31/2003
Reserves for contingencies and other charges	**127,962**	**134,553**
Of which:		
Reserve for future expenses	355	355
Reserve for retirement benefits and similar obligations	10	10
Reserve for specific risks	83,391	89,982
Reserve for deferred taxation	44,206	44,206

The reserves for contingencies and other charges amount to 127,962 thousand euro and consist of:

Reserve for future expenses

At June 30, 2004 this amounts to 355 thousand euro and is unchanged compared with December 31, 2003.

Reserve for retirement benefits and similar provisions

At June 30, 2004 this amounts to 10 thousand euro and is unchanged compared with December 31, 2003.

Reserve for specific risks

At June 30, 2004 it amounts to 83,391 thousand euro (89,982 thousand euro at December 31, 2003) and refers to:

- 10,382 thousand euro (8,194 thousand euro at December 31, 2003) the provisions for outstanding disputes with personnel and third parties and potential liabilities inherent in the business; the increase is attributable to new disputes deriving from operations;
- 4,445 thousand euro of the provision made by the subsidiary AEM Elettricità S.p.A. which is an estimate of the charge deriving from the equalisation of distribution costs ;
- 7,224 thousand euro (7,229 thousand euro at December 31 2003) which refers to a provision for payments in lieu of notice that are due to current employees who, on retirement, are contractually entitled to receive an additional number of monthly wages. This reserve is shown at current value, based on actuarial estimates;
- 37,672 thousand euro (39,111 thousand euro at December 31, 2003), being a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing. The fund, which at June 30, 2004 is considered adequate to cover the risks to which it relates, decreased by 1,439 thousand euro compared with December 31, 2003;
- 23,668 thousand euro (22,816 thousand euro at December 31 2003) for potential charges relating to an outstanding dispute with local entities regarding local taxes and to outstanding disputes with social security institutions.

During the period, Metroweb S.p.A. and AEM Gas S.p.A. used all of the risk reserves set up at December 31, 2003, a total of 12,632 thousand euro, to cover the penalties deriving from early repayment of bank loans and lines of credit that were outstanding at December 31, 2003.

No provision has been made in these financial statements for potential costs in connection with the EC infringement procedure launched in 1999 by the European Commission against the Italian State, especially in relation to the tax moratorium under Law 427/93, because the contingency relates to an event that, as of today, is still only considered possible rather than probable, without being objectively quantifiable.

Reserve for deferred taxation

At June 30, 2004 this caption totals 44,206 thousand euro and is unchanged compared with December 31, 2003.
Deferred tax assets have been calculated on the basis of the IRPEG and IRAP tax rates expected to be in force when the timing differences that generated them will reverse.

Note that the figures at June 30, 2004 do not include income taxes for the period as they are hard to estimate with any accuracy, unlike at December 31, 2003.

These reserves showed the following movements during the period:

(thousands of euro)	Balance at 12/31/2003	Provision	Utilis- ation	Other changes	Balance at 06/30/2004
Reserve for future expenses	355	-	-	-	355
Reserve for retirement benefits	10	-	-	-	10
Reserve for specific risks	89,982	8,961	(14,102)	(1,450)	83,391
Reserve for deferred taxation	44,206	-	-	-	44,206

C) RESERVE FOR SEVERANCE INDEMNITIES

(thousands of euro)	06/30/2004	12/31/2003
Severance indemnities	70,683	68,474

At June 30, 2004, these amount to 70,683 thousand euro (68,474 thousand euro at December 31, 2003) and reflect the total liability at the period-end accruing to staff on the payroll at June 30, 2004, net of advances paid in accordance with Article 1 of Law no. 297 of May 29 1982. It also includes the liability for payments in lieu of notice accrued by entitled employees, hired before February 1, 1983 and still on the payroll at the end of the period.
The increase in severance indemnities, compared with the year ended December 31, 2003, amounts to 2,209 thousand euro and is due to provisions made and partly offset by the amounts released during the period.

(thousands of euro)	Balance at 12/31/2003	Provision	Utilis- ation	Reclassifi- cation	Other changes	Balance at 06/30/2004
Severance indemnities	67,997	3,662	(1,447)	-	(6)	70,206
Payments in lieu of notice	477	-	-	-	-	477
Total	68,474	3,662	(1,447)	-	(6)	70,683

D) PAYABLES

Bonds

This item totals 500,000 thousand euro and refers to the non-convertible bond loan issued in October 2003 and placed on the international Eurobond market. This bond issue forms part of a strategy to lengthen the duration of the Company's debt, limit its cost and, as far as possible, reduce direct exposure of subsidiaries to capital markets. The bond loan has a duration of 10 years and pays an annual coupon of 4.875%. The bond loan issued by AEM S.p.A. only foresees the usual standard clauses, Negative Pledge and Events of Default, by way of guarantees.

Due to banks

(thousands of euro)	06/30/2004	12/31/2003
Short-term bank borrowings	194,309	394,082
Long-term payables to banks	425,113	438,421
Total due to banks	619,422	832,503

These total 619,422 thousand euro and refer for 425,113 thousand euro to medium/long-term loans (of which 134,194 thousand euro maturing beyond five years) and for 194,309 thousand euro to short-term borrowings, consisting of current portions of medium term loans due within one year and drawdowns of credit lines for treasury purposes.

The amounts due to banks decline by 213,081 thousand euro compared with the end of the previous year, mainly due to repayment of the borrowings of the subsidiary Metroweb S.p.A. during the first half of 2004.

Due to other providers of finance

Amounts due to other providers of finance amount to 381,145 thousand euro (402,320 thousand euro at December 31, 2003), of which 317,621 thousand euro due beyond one year (including 148,225 thousand euro maturing beyond five years). This caption mainly refers to the loan granted by Cassa Depositi e Prestiti to AEM Elettricità S.p.A., in connection with the acquisition of the business from Enel Distribuzione S.p.A.

Advances

(thousands of euro)	06/30/2004	12/31/2003
Advances	68,646	64,140

Advance payments from users and customers come in at 68,646 thousand euro and show a rise of 4,506 thousand euro on December 31, 2003. The increase is essentially due to the difference between deposits paid by newly acquired users and those who discontinued the service during the period under review, as well as to advances paid by the Municipality of Milan for new public illumination and traffic light installations .

Trade accounts

(thousands of euro)	06/30/2004	12/31/2003
Trade accounts	339,005	322,646

At consolidated level, trade accounts at June 30, 2004 total 339,005 thousand euro (322,646 thousand euro at December 31, 2003) and increased by 16,359 thousand euro compared with the previous year.
Changes in trade accounts, which are solely of a commercial nature, are analysed together with their due dates in the following table:

(thousands of euro)	Balance at 12/31/2003	Changes for the period	Balance at 06/30/2004	Payables due		
				Within one year	Beyond 1 and up to 5 years	Beyond 5 years
Trade accounts	171,122	(58,732)	112,390	112,390	-	-
Payables to suppliers for invoices to be received	151,524	75,091	226,615	226,615	-	-
Total trade accounts	**322,646**	**16,359**	**339,005**	**339,005**	-	-

Payables in currencies other than the euro valued at the exchange rate ruling on June 30, 2004, rather than at the rates at which they were originally booked, show a very minor negative difference.

Amounts due to associated companies

(thousands of euro)	06/30/2004	12/31/2003
Due to associated companies	1,322	485

At the end of the period these amount to 1,322 thousand euro and refer principally to payables for services received by e-Utile S.p.A..

Payables to parent company

(thousands of euro)	06/30/2004	12/31/2003
Payables to parent company	55,887	80,926

Amounts payable to the parent entity, due within one year, total 55,887 thousand euro (80,926 thousand euro at December 31, 2003) and are broken down as follows:

- 49,096 thousand euro relating to the balance on the current account which regulates financial relations between AEM S.p.A. and the Municipality of Milan; the decrease, amounting to 426,005 thousand euro compared with the financial statements at December 31, 2003 reflects the balance of payments made during the period by the Municipality and of payments/collections relating to services received/rendered.
- 6,791 thousand euro relates to the annual fee for exclusive assignment of gas and heat distribution services in the territory of the Municipality of Milan, which is still to be paid, and to municipal taxes which will be settled in the second half of the year.

Taxes payable

(thousands of euro)	06/30/2004	12/31/2003
Taxes payable	64,523	97,856

Group taxes payable do not reflect the effects of income taxes, which are not easy to estimate with any accuracy at the end of the half-year, unlike at December 31, 2003.

This item amounts to 64,523 thousand euro (97,856 thousand euro at December 31, 2003) and consists essentially of payables to the Treasury for taxes on the consumption of electricity and gas, payables to the tax authorities for VAT and personal income tax withholdings, as well as payables to local authorities for water fees.

Taxes are all payable within one year.

Payables to social security institutions

(thousands of euro)	06/30/2004	12/31/2003
Payables to social security institutions	10,869	12,822

These amount to 10,869 thousand euro (12,822 thousand euro at December 31, 2003) and show a decline of 1,953 thousand euro with respect to the year ended on December 31, 2003; they concern the group liability to social security institutions for the month of June 2004, not yet paid at the period-end.
These payables are all due within one year.

Other payables

(thousands of euro)	06/30/2004	12/31/2003
Other payables	82,494	124,476
of which:		
payables to personnel	9,188	12,637
due to Electricity Equalisation Fund	13,098	16,545
payables from others	60,208	95,294

The total amount of this caption comes to 82,494 thousand euro (124,476 thousand euro at December 31, 2003), and concerns:

- for 9,188 thousand euro, with a decrease of 3,449 thousand euro compared with December 31, 2003, payables to personnel. It includes the productivity bonus accrued during the first half of the year, and the charge for holiday accrued but not yet taken at June 30 2004;
- 13,098 thousand euro, with a decrease of 3,447 thousand euro compared with the end of the previous year; the payables to the Electricity Equalisation Fund relate essentially to system charges which have been billed to customers, but not yet paid over to the Fund;
- for 60,208 thousand euro (95,294 thousand euro at December 31, 2003), other payables, to leasing companies for the building in Corso di Porta Vittoria in Milan. this building was involved in a sale and lease-back operation in 2001, which is accounted for in the consolidated financial statements according to the finance lease method. This item also includes miscellaneous payables to entities and others pertaining to the period and net yet paid, amounts due to the Board of Directors and Board of Statutory Auditors, deposit balances not collected by customers and connection contributions not related to costs for the period.

These payables are all due within one year, except for payables to leasing companies, of 33,502 thousand euro, which are payable beyond one and within five years.

E) ACCRUED EXPENSES AND DEFERRED INCOME

(thousands of euro)	06/30/2004	12/31/2003
Accrued expenses and deferred income	39,288	38,716

At June 30, 2004, they total 39,288 thousand euro and consist of deferred income of the subsidiaries Metroweb S.p.A., for services already invoiced but pertaining to future periods and accrued expenses for interest expense on medium/long-term bank loans and financing.
The composition and changes in this caption are shown in the table below:

(thousands of euro)	Balance at 12/31/2003	Changes for the period	Balance at 06/30/2004	Amounts collectible Within one year	Amounts collectible Beyond 1 and up to 5 years
Accrued expenses:					
Interest on medium/ long-term bank loans	6,993	(1,937)	5,056	5,056	-
Total accrued expenses	6,993	(1,937)	5,056	5,056	-
Deferred income:					
Other deferred income	31,723	2,509	34,232	34,232	-
Total deferred income	31,723	2,509	34,232	34,232	-
Total	**38,716**	**572**	**39,288**	**39,288**	**-**

MEMORANDUM ACCOUNTS

(thousands of euro)	**06/30/2004**	**12/31/2003**
Memorandum accounts	529,129	518,560

Guarantee deposits received

The guarantees deposited by subcontractors, guarantees issued by credit institutions to ensure proper execution of work, and sureties issued by credit institutions to guarantee contracts relating to the signing of commercial papers amount to 164,019 thousand euro (150,468 thousand euro in the previous year).

Guarantee deposits given

These amount to 365,109 thousand euro (368,092 thousand euro at December 31, 2003) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.

As regard the investment in Edipower S.p.A., these guarantees include:

- 120,000 thousand euro, of the guarantee issued by AEM S.p.A. in the interest of the associated company Edipower S.p.A. in connection with a junior loan facility granted at the time of the refinancing of Edipower S.p.A. in August 2003;
- 100,000 thousand euro, of the commitment to pay capital and/or a subordinated loan by AEM S.p.A. to guarantee the refinancing of Edipower S.p.A.;
- 21,309 thousand euro, of the counter-guarantee to the associated company Blufare Ltd. For compliance with the obligations versus the Royal Bank of Scotland plc, which has a put right to sell the Edipower shares that it holds (5% of the share capital of Edipower S.p.A.). This right can be exercised from the fifth year after signing the co-investment agreement.

With reference to the Euro 500,000,000 bond issue maturing in October 2013, AEM S.p.A has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, the value of which is limited to within a collar with a barrier.

With reference to the loan granted by the Cassa Depositi e Prestiti, with due date June 2013 and a balance at June 30, 2004 of 381,145 thousand euro, we would point out that AEM S.p.A has adopted suitable financial strategies to fix the floating rate within a collar with a barrier.

2. INCOME STATEMENT

A) VALUE OF PRODUCTION

A1) Revenues from the sale of goods and services

Revenues from the sale of electricity and services booked to the consolidated income statement at June 30, 2004 total 908,158 thousand euro (691,335 thousand euro at December 30, 2003), net of consolidation adjustments, and concern:

- for 262,994 thousand euro (276,466 thousand euro at June 30, 2003), revenues from the distribution to customers connected to the network owned by AEM Elettricità S.p.A. and from the sale of electricity to captive customers on the same network; these are stated net of estimated revenues exceeding the V1 price-cap restriction, net of the equalisation relating to revenues from domestic customers, as defined in the resolutions of the Authority for Electricity and Gas During the period under review, 3,617.4 and 2,505.1 million kWh respectively (+0.6% and –7.8% compared with June 30, 2003) have been distributed and sold to the captive market. The decrease in revenues (-13,472 thousand euro compared with June 30, 2003) is due to the start-up of the second regulatory period, which from February has modified the tariff components distribution, measurement and selling costs and introduced equalisation mechanisms;
- for 263,846 thousand euro (31,319 thousand euro in the same period last year), to revenues from the sale of power by the subsidiaries AEM Energia S.p.A. and AEM Trading S.r.l. to eligible end-customers, wholesalers and institutional operators (Acquirente Unico S.p.A., GRTN S.p.A.), in part through sales on the IPEX () markets. These revenues derive from the sale of 4,082.3 million kWh, a significant Italian Power Exchange increase on the sales reported in the first half of 2003 (587.9 million kWh);
- for 231,152 thousand euro (270,253 thousand euro at June 30, 2003), revenues from the sale and distribution of natural gas. The sale of gas by AEM Energia S.p.A. and Serenissima Energia S.r.l. reached 378.6 million cubic metres (+0.7%) while the volume of gas distributed by AEM Gas S.p.A. and Serenissima Gas S.p.A. came to 77.1 million cubic metres (+8.2%). From January 1, 2004, following the introduction of a tolling contract, sales of gas by AEM Trading S.r.l. to Edipower S.p.A.. came to an end (having been 192.9 million cubic metres in the first half of 2003);
- for 18,154 thousand euro (13,895 thousand euro at June 30 2003) revenues for the sale of heat to users based on the sale of 227.1 million thermal kWh (198.3 million thermal kWh at June 30, 2003);
- for 12,021 thousand euro, revenues for the sale of coal to industrial partners of Edipower S.p.A.. This activity started on January 1 2004;
- for 107,675 thousand euro (88,192 thousand euro at June 30, 2003), revenues for services on behalf of customers and third parties, as detailed below:
  - revenues for services to the general public connected to the networks owned by group companies for a total of 2,037 thousand euro (3,047 thousand euro at June 30, 2003);
  - revenues for services to the Municipality of Milan amount to 17,008 thousand euro (16,956 thousand euro at June 30 2003) and essentially refer to the installation and management and construction of public illumination and urban traffic light systems on behalf of the Municipality;
  - revenues for services to third parties amounting to 88,630 thousand euro (68,189 thousand euro at June 30, 2003) relating mainly to services such as the rent of fibre-optic cable by the subsidiary Metroweb S.p.A. (25,947 thousand euro); services provided by the subsidiary AEM Calore & Servizi S.p.A. such as the running of district heating plants and facility management of buildings belonging to third parties (27,938 thousand euro); the sale of gas for thermoelectric use to ASM Brescia S.p.A. for its production needs at the Cassano

d'Adda power station, and the debiting of its portion of operating costs and capital expenditure relating to the same station (23,930 thousand euro); revenues (5,856 thousand euro) earned by the subsidiary AEM Trasmissione S.p.A. from GRTN for use of its networks; other revenues for miscellaneous services (4,959 thousand euro).

- for 12,317 thousand euro (11,209 thousand euro at June 30, 2003), connection contributions.

A 3) Change in contract work in progress

At June 30, 2004 this caption shows a negative balance of 3,051 thousand euro compared with a positive one of 2,338 thousand euro at the end of the same period last year. The change is attributable to the advanced stage of completion of an integrated telecommunications system for the Lombardy Region and to works performed in favour of other telecommunications operators by the subsidiary Metroweb S.p.A, whereas there has been a reduction in the installation of public illumination and traffic light systems by the subsidiary AEM Elettricità S.p.A. In addition, there has been an increase in inventories belonging to Zincar S.r.l. for sustainable urban mobility projects on behalf of the Municipality of Milan and activities connected with the revamping of new heating plants by AEM Calore & Servizi S.p.A.

A4) increase in internal construction of fixed assets

During the period the following cost were capitalised under "Tangible and intangible fixed assets":

(thousands of euro)	**06/30/2004**	**06/30/2003**
Materials	**5,394**	**4,505**
(discharged from inventory), including:		
- Intangible fixed assets	2	7
- Tangible fixed assets	5,392	4,498
Labour costs	**9,729**	**8,685**
of which in:		
- Intangible fixed assets	1	46
- Tangible fixed assets	9,728	8,639
Total	**15,123**	**13,190**

This amounts reflect the internal costs incurred on capital investments; the notes commenting on tangible and intangible fixed assets give a description of these investments.

A5) Other revenues and income

Other revenues total 19,090 thousand euro (9,402 thousand euro as of June 30 2003) and refer to:

- 18,147 thousand euro (8,078 thousand euro at June 30, 2003), miscellaneous revenues and income, essentially referring to: reimbursements for damages and penalties recognised by users, insurance companies and individuals; overprovision of certain reserves for specific risks; sales of appliances and materials; rental income; out-of-period income for overprovisions in prior years;
- for 833 thousand euro (1,238 thousand euro at June 30, 2003) to rebates by the Electricity Equalisation Fund, mainly reimbursements to AEM Gas S.p.A., of the "beta" compensation component of the distribution tariffs in force since the start of the year;
- for 110 thousand euro to connection contributions paid by the public authorities.

The production value includes 2,450 thousand euro as of June 30, 2004 and relates to commercial transactions carried out during the period with associated companies, the details of which are shown in the table below:

Revenues (thousands of euro)	**Società Servizi Valdisotto S.p.A.**	**Malpensa Energia S.r.l.**	**Plurigas S.p.A.**	**e.Utile S.p.A.**	**Mestni Plinovodi d.o.o.**	**Total**
A1) Revenues from the sale of goods and services						
• Revenues from sales electricity	1,584	-	-	-	-	1,584
• Services on behalf of third parties	53	138	115	194	1	501
A5) Other revenues	-	-	102	263	-	365
Total	1,637	138	217	457	1	2,450

B) PRODUCTION COSTS

B6) Raw materials, ancillary and consumable materials and goods for resale

The cost for purchasing raw and other materials and goods amounted to 405,116 thousand euro (284,535 thousand euro at June 30, 2003). The significant rise (+120,581 thousand euro compared with June 30, 2003) is explained mainly by the increase in consumption for thermoelectric uses. These costs concern:

- costs for the purchase of electricity from other companies for 101,253 thousand euro, and of thermal energy for district heating services for 1,978 thousand euro. The increase in these costs, 19,676 thousand euro compared with the previous year, mainly reflects the rise in total purchases of 1,888 million kWh, + 232 million kWh with respect to the first half of 2003. This increase is made up of two opposing trends: on the one hand, the purchases by Acquirente Unico S.p.A. of 1,276 million kWh because of its obligation after April 1, 2004 to buy from this company all of the power needed to meet the demand from captive customers connected to the network of AEM Elettricità (whereas previously, a significant part of this demand was met by AEM Group production); on the other hand, lower purchases by third-party companies to meet demand from eligible end-customers and wholesalers (amounting to 612 million kWh, versus 1,656 million kWh in first-half 2003);
- costs for the purchase of fuels, amounted to 287,850 thousand euro (98,139 thousand euro at June 30, 2003) and are made up of;

(thousands of euro)	06/30/2004	06/30/2003
Fuel purchase costs	**287,850**	**189,711**
of which:		
- fuel purchase costs for electricity production	171,433	29,401
- gas purchase costs for distribution and sale to customers	99,362	148,909
- fuel purchase costs for heat production	17,055	11,401

The increase in gas and fuel purchase costs for thermoelectric production is linked to higher consumption by the thermoelectric plant at Cassano d'Adda, linked to the start-up of the new 400 MW combined-cycle plant, and the consumption by Edipower's power stations, where AEM Trading S.r.l. has the right to use 20% of the installed capacity. This caption includes coal purchases of 12,021 thousand euro on behalf of industrial partners of Edipower S.p.A.
The decrease in costs for the purchase of gas for sale to end-customers or to other companies, amounting to 49,547 thousand euro compared with the previous year, is largely due to the fact that gas is no longer sold to Edipower S.p.A. following the introduction of tolling agreements with AEM Trading S.r.l. on January 1, 2004.

- costs for the purchase of other fuels, amounted to 407 thousand euro (277 thousand euro at June 30 2003);

- costs for the purchase of materials, amounted to 13,628 thousand euro, net of capitalised costs relating to investments. The increase compared with June 30, 2003 is mainly due to higher costs of purchases incurred for ordinary maintenance activities and works on behalf of third parties, partly offset by the reduction in costs capitalised for investments.

(thousands of euro)	06/30/2004	06/30/2003
Purchase of materials	25,111	40,812
(Costs capitalised)	(11,483)	(29,839)
Total	13,628	10,973

B7) Services

Overall, these amount to 118,970 thousand euro, with an increase of 6,058 thousand euro compared with June 30, 2003, and refer to:

- charges for the use of electric and gas and electric infrastructure and energy dispatching and regulation charges incurred by AEM Energia S.p.A, AEM Elettricità S.p.A and Plurigas S.p.A. for a total of 42,359 thousand euro (34,467 thousand euro at June 30, 2003). Their increase is linked to a rise in electricity volumes distributed by AEM Elettricità S.p.A.;
- subcontracted work, as summarised in the table below:

(thousands of euro)	06/30/2004	06/30/2003
Subcontracted work	71,384	88,825
(Costs capitalised)	(35,002)	(53,469)
Total	36,382	35,356

These costs refer to activities carried out on behalf of customers and third parties, and to maintenance and repairs of company assets, net of capitalised costs, which increased by 1,026 thousand euro on the same period of the previous year;

• other costs for services

(thousands of euro)	06/30/2004	06/30/2003
Other costs	43,988	49,087
(Costs capitalised)	(3,759)	(5,999)
Total	40,229	43,088

These costs, net of capitalised amounts, amounted to 40,229 thousand euro (43,088 thousand euro at June 30, 2003) and decreased by 2,859 thousand euro compared with the same period last year.

Emoluments paid by AEM and by fully consolidated companies to directors during the period under review amount to 636 thousand euro; emoluments recognised to the Board of Statutory Auditors totalled 287 thousand euro.

B 8) Use of third-party assets

This caption amounts to 59,382 thousand euro (10,178 thousand euro at June 30, 2003) and principally refers to the charge incurred by the subsidiary AEM Trading S.r.l. for payments under the tolling agreement with Edipower S.p.A. which came into force on January 1, 2004. It also includes the concessionary fees for the management of gas and district heating services in the area of the Municipality of Milan and other municipalities, vehicle lease instalments, rental expenses and software licence fees.

B 9) Labour costs

At June 30, 2004 labour cost totals 70,672 thousand euro (73,264 thousand euro at June 30, 2003), of which 9,729 thousand euro was capitalised (8,685 thousand euro at June 30, 2003). The decrease compared with June 30, 2003 is due to the fact that there were 125 fewer people on average during the first half of the year.

The following table shows the average number of employees of AEM S.p.A. and fully consolidated companies broken down by category and type of contract:

	2004						2003						
	Managers	Electricity	Gas	Metal mech-anical industry	Commerce	Total	Managers	Electricity	Gas	Metal mech-anical industry	Methane industry	Commerce	Total
Managers	47	-	-	-	-	47	49	-	-	-	-	-	49
Supervisors	-	92	36	2	15	145	-	95	37	1	-	18	151
White-collar workers	-	1,068	551	41	113	1,773	-	1,072	590	50	12	101	1,825
Blue-collar workers	-	531	315	7	108	961	-	572	323	3	13	115	1,026
Total	47	1,691	902	50	236	2,926	49	1,739	950	54	25	234	3,051

In 2004, the gas contract was also applied to personnel that previously worked under the methane contract.

B 10) Amortisation, depreciation and writedowns

This caption amounts to 57,584 thousand euro (57,735 thousand euro at June 30, 2003) and is made up of:

- amortisation of intangible fixed assets of 14,364 thousand euro (16,287 thousand euro at June 30, 2003), relating to the charge for the period: start-up and expansion costs, costs incurred for the purchase of software licences for limited and unlimited periods of time; consolidation difference, goodwill deriving from the acquisition of the business from ENEL Distribuzione S.p.A. in 2002 by AEM Elettricità S.p.A; leasehold improvements relating to the costs of restructuring the buildings in Corso di Porta Vittoria in Milan and of commercial premises owned in the Municipality of Sesto San Giovanni;
- depreciation of tangible fixed assets amounting to 42,083 thousand euro (40,273 thousand euro at June 30, 2003), of which 2,751 thousand euro (2,706 thousand euro at June 30, 2003) for the depreciation of freely transferable assets.
  Depreciation is calculated on the basis of rates that reflect the residual useful life of the assets concerned. Freely transferable assets (hydroelectric works) are depreciated over the residual life of the concession, on the assumption that it will be renewed for another thirty years. Depreciation of tangible fixed assets includes 783 thousand euro for the building located in Via Caracciolo in Milan, for the period prior to its sale in May, and the leased building in Corso di Porta Vittoria, also in Milan, which is shown on the assets side of the balance sheet under "Tangible fixed assets - Land and buildings", in application of IAS no. 17 adopted in the national accounting principles for use in consolidated financial statements;
- the writedown of receivables included under current assets and Liquid funds of 1,136 thousand euro (1,175 thousand euro at June 30 2003). It includes the provision for bad and doubtful accounts needed to adjust receivables from users and customers to their realisable value.

B 11) Change in inventories of raw, ancillary and consumable materials and goods for resale

The change in inventories presents a negative balance of 8,876 thousand euro (2,446 thousand euro at June 30 2003), mainly due to higher stocks held by AEM Trading S.r.l., because of the start of the Tolling Agreement with Edipower S.p.A. on January 1, 2004, and to lower stocks of natural gas held by Plurigas S.p.A., which are reflected in the financial statements on a proportional basis in line with the shareholding held by AEM S.p.A. (40%).

(thousands of euro)	06/30/2004	06/30/2003
Opening inventories	35,170	38,270
Closing inventories	(44,046)	(41,013)
Change in reserve for obsolescence of materials	-	297
Total	(8,876)	(2,446)

B 12) Provisions for contingencies and other charges

This caption amounts to 8,719 thousand euro (3,766 thousand euro at June 30, 2003) as a result of the provisions for specific risks of 4,445 thousand euro made by AEM Elettricità S.p.A., as an estimate of potential liabilities deriving from the equalisation of tariffs to cover distribution costs, provisions of 1,520 thousand euro made by Plurigas S.p.A. against risks from ordinary operations, as well as the provision made by the Parent Company AEM S.p.A. and Group companies of 2,754 thousand euro against potential liabilities to social security institutions.

B 14) Other operating expenses

These total 25,774 thousand euro (16,822 thousand euro at June 30, 2003) and concern:

- for 14,931 thousand euro, taxes and water fees (8,831 thousand euro at June 30 2003); the increase in this item is in part attributable to the charge borne by AEM Trading S.r.l. in connection with the right to assign transport capacity between market zones held by selling market operators who are title-holders of bilateral contracts, as well as an increase in water fees for hydroelectric use;
- for 10,843 thousand euro (7,990 thousand euro at June 30, 2003), other operating expenses, mainly deriving from the purchase by AEM Trading S.r.l. of Green Certificates, trade association membership fees, out-of-period expenses and underprovisions.

C) FINANCIAL INCOME AND CHARGES

C15) Income from equity investments

Income from equity investments at June 30, 2004 amounts to 3,200 thousand euro (3,030 thousand euro at June 30, 2003) and refers to dividends distributed by the companies in which AEM S.p.A. has an interest: ATEL SA, AEM Torino S.p.A., ASM Sondrio S.p.A., Emittenti Titoli S.p.A., as well as the gain realised on the sale of the investment in Consorzio 3A.

C 16) Other financial income

Financial income amounts to 2,402 thousand euro (2,536 thousand euro in the same period of 2003) and is made up of:

- for 1 thousand euro (18 thousand euro at June 30, 2003), interest on amounts due from personnel;
- 2,401 thousand euro (2,518 thousand euro at June 30, 2003), miscellaneous income, made up of:
  - interest on financial investments, amounting to 182 thousand euro (332 thousand euro at June 30 2003);
  - interest on bank deposits, 1,359 thousand euro (704 thousand euro at June 30 2003);
  - interest on other receivables, 860 thousand euro (1,482 thousand euro at June 30, 2003), relating mainly to default interest, interest for late payment charged to users, income from suppliers for advance payment and exchange gains.

C 17) Interest and other financial charges

Financial charges total 22,941 thousand euro (21,823 thousand euro at June 30, 2003) and are made up of:

- interest payable to AEM S.p.A.'s parent entity of 686 thousand euro (122 thousand euro in the same period of 2003), relating to interest expense accrued on the current account with the Municipality of Milan which regulates financial relations between AEM S.p.A. and the Municipality; The increase in interest is attributable to the rise in average debt payable to the Municipality of Milan;
- interest payable to others, amounting to 22,255 thousand euro (21,701 thousand euro at June 30, 2003) which includes:
  - interest on amounts due to banks, of 8,104 thousand euro (13,829 thousand euro at June 30 2003), representing interest accrued during the period on the group's bank borrowings; The significant reduction is to be attributed to the repayment of the amounts due to banks by the subsidiary Metroweb S.p.A.;
  - interest on other payables, amounting to 14,151 thousand euro (7,872 thousand euro at June 30, 2003), essentially relating to financial charges for interest on the bonds issued last year, interest payable by AEM Elettricità S.p.A. on the loan from Cassa Depositi e Prestiti taken out at the time of the purchase of ENEL Distribuzione S.p.A.'s business, and to financial charges relating to the first half on lease contracts stipulated for the building in Corso di Porta Vittoria and up to the date of cancellation for the building in Via Caracciolo.

Interest on the bond loan and to banks is shown net of the financial effect of hedging the interest rate risk, which was positive for around 4,035 thousand euro. The strategy of financial rationalisation and the transformation of most of the fixed-rate debt to floating-rate within a collar

with barrier have helped limit the increase in financial charges to 1,118 thousand euro compared with the same period last year.

This containment of financial charges took place while still guaranteeing the AEM Group protection in the event of a strong rise in interest rates on the bond issue or on the floating-rate loan received from Cassa dei Depositi e dei Prestiti which falls due in June 2013. This result becomes even more important bearing in mind that it took place at a time when the gross financial position rose by 396.7 million euro compared with 1,152.9 million euro at June 30, 2003 and that the AEM Group extended its debt maturities with a bond loan worth 500 million euro expiring on October 30, 2013 at a fixed rate of 4.875%.

At June 30, 2003, 37.6% of the gross debt was due within the next 12 months, whereas at June 30, 2004 this percentage has fallen to 17.2%.

D) ADJUSTMENTS TO FINANCIAL ASSETS

D18) Revaluations

At June 30, 2004 these amount to 358 thousand euro (907 thousand euro at June 30 2003) and refer to the higher value attributed to equity investments in associated companies Malpensa Energia S.r.l. (358 thousand euro), Società Servizi Valdisotto S.p.A. (103 thousand euro) carried at equity in the consolidated financial statements. The caption also includes a writeback to the value of AEM Torino S.p.A. based on the average price of the shares in the six months before the period-end (1,378 thousand euro).

D19) Writedowns

Financial income amounts to 15,646 thousand euro (5,998 thousand euro at June 30, 2003) and is made up of :

- for 15,050 thousand euro, to the writedown of the investment in e.Biscom S.p.A., of which 4,990 thousand euro relates to the Group's share of the amortisation of goodwill, charged over a period of 10 years, deriving from the difference between the value of the investment and its net equity at December 31, 2003, and 10,060 thousand euro to the Group's share of e.Biscom's consolidated result at June 30, 2004;
- 596 thousand euro, to the writedown of the investment in Energheia S.p.A. and Mestni Plinovodi d.o.o., to bring the cost into line with their net equity;

E) EXTRAORDINARY INCOME AND CHARGES

E 20) Extraordinary income

At June 30, 2004, extraordinary income amounts to 10,131 thousand euro and refers to the gains realised on the purchase and simultaneous sale of a building located in via Caracciolo, Milan, which was previously subject to a lease-back arrangement.

E 21) Extraordinary charges

Extraordinary charges amounted to 360 thousand euro at June 30, 2004.

23) Income before taxes

Income before taxes totals 180,604 million euro, while Group pre-tax income, net of minority interests of 684 thousand euro (606 thousand euro at June 30, 2003), amounts to 179,920 (362,806 thousand euro at June 30, 2003).

Attachments to the consolidated financial statements

Attachment 1 - Statement of changes in intangible fixed assets

(thousands of euro)

Intangible fixed assets	Balance at 12.31.2003			Changes during the period								Balance at 06.30.2004		
						Reclassifications		Disposals						
	Gross value	Amortisation	Net book value	Acquisitions	Category changes	Gross value	Amortisation	Gross value	Amortisation	Amortisation for the period	Total changes for the period	Gross value	Amortisation	Net book value
Start-up and expansion costs	24,653	-15,310	9,343	2		3	-1			-1,618	-1,614	24,658	-16,929	7,729
Research and development costs	91	-65	26							-21	-21	91	-86	5
Industrial patents and intellectual property rights	11,743	-9,707	2,036	551	9,243	2	-1			-1,354	8,441	21,539	-11,062	10,477
rights	21,693	-9,521	12,172	509	320	616	-493			-732	220	23,138	-10,746	12,392
Goodwill	123,984	-14,464	109,520							-6,199	-6,199	123,984	-20,663	103,321
Goodwill arising from consolidation	49,714	-9,943	39,771							-2,503	-2,503	49,714	-12,446	37,268
Assets in process of formation and advances	8,798		8,798	2,935	-9,697						-6,762	2,036		2,036
Other intangible fixed assets	56,948	-47,279	9,669	550	134	-621	495	-1,384	1,310	-1,937	-1,453	55,627	-47,411	8,216
Total intangible fixed assets	**297,624**	**-106,289**	**191,335**	**4,547**				**-1,384**	**1,310**	**-14,364**	**-9,891**	**300,787**	**-119,343**	**181,444**

Attachment 2 - Statement of changes in tangible fixed assets
(thousands of euro)

Tangible fixed assets	Balance at 12.31.2003			Changes during the period								Balance at 06.30.2004		
					Category changes	Reclassifications		Disposal						
	Gross value	Accumulated depreciation	Net book value	Acquisitions		Asset value	Accumulated depreciation	Asset value	Accumulated depreciation	Depreciation	Total changes for the period	Gross value	Accumulated depreciation	Net book value
Non-transferable assets														
Land and buildings														
Non industrial land	249		249									249		249
Non industrial buildings	4,813	-1,807	3,006	13,136				-14,286	394	-129	-885	3,663	-1,542	2,121
Industrial land and buildings	131,094	-20,744	110,350	1,790	216			-29	10	-1,758	229	133,071	-22,492	110,579
Leased buildings	70,287	-4,471	65,816					-16,737	1,238	-783	-16,282	53,550	-4,016	49,534
- Total land and buildings	**206,443**	**-27,022**	**179,421**	**14,926**	**216**			**-31,052**	**1,642**	**-2,670**	**-16,938**	**190,533**	**-28,050**	**162,483**
Plant and machinery														
Production plant	332,946	-65,698	267,248	4,027	46,178	-326	308			-6,691	43,496	382,825	-72,081	310,744
Transport lines	48,725	-8,336	40,389	400						-1,168	-768	49,125	-9,504	39,621
Transformation stations	54,122	-6,698	47,424	271	763			-228	28	-894	-60	54,928	-7,564	47,364
Distribution networks	1,360,324	-163,306	1,197,018	23,925	2,871			-836	192	-25,505	647	1,386,284	-188,619	1,197,665
- Total plant and machinery	**1,796,117**	**-244,038**	**1,552,079**	**28,623**	**49,812**	**-326**	**308**	**-1,064**	**220**	**-34,258**	**43,315**	**1,873,162**	**-277,768**	**1,595,394**
Industrial and commercial equipment														
Miscellaneous equipment	15,019	-8,633	6,386	281		326	-308	-1	1	-1,184	-885	15,625	-10,124	5,501
Mobile phones	13	-13		1						-1		14	-14	
- Total industrial and commercial equipment	**15,032**	**-8,646**	**6,386**	**282**		**326**	**-308**	**-1**	**1**	**-1,185**	**-885**	**15,639**	**-10,138**	**5,501**
Other tangible fixed assets														
Furniture and fittings	3,709	-2,683	1,026	67						-91	-24	3,776	-2,774	1,002
Electric and electronic office machines	20,335	-7,277	13,058	316	29					-1,002	-657	20,680	-8,279	12,401
Vehicles	1,429	-1,160	269					-25	20	-25	-30	1,404	-1,165	239
Fixed assets worth less than 516 euro	1,318	-1,318		101						-101		1,419	-1,419	
- Total other tangible fixed assets	**26,791**	**-12,438**	**14,353**	**484**	**29**			**-25**	**20**	**-1,219**	**-711**	**27,279**	**-13,637**	**13,642**
Construction in progress and advances														
Non industrial buildings	337		337									337		337
Industrial buildings	9,519		9,519	3,469	-12						3,457	12,976		12,976
Production plant	102,252		102,252	15,954	-46,543						-30,589	71,663		71,663
Transport lines				41							41	41		41
Transformation stations	528		528	1,165	-763						402	930		930
Distribution networks	7,216		7,216	3,931	-2,871						1,060	8,276		8,276
Miscellaneous equipment														
Other tangible fixed assets	600		600		-29			-571			-600			
Advances	1,292		1,292	3,757							3,757	5,049		5,049
advances	**121,744**		**121,744**	**28,317**	**-50,218**			**-571**			**-22,472**	**99,272**		**99,272**
- Total non-transferable assets	**2,166,127**	**-292,144**	**1,873,983**	**72,632**	**-161**			**-32,713**	**1,883**	**-39,332**	**2,309**	**2,205,885**	**-329,593**	**1,876,292**
Transferable assets														
Plant and machinery	217,969	-38,523	179,446	932	242					-2,751	-1,577	219,143	-41,274	177,869
Transferable assets in construction	94,051		94,051	13,590	-81						13,509	107,560		107,560
- Total transferable assets	**312,020**	**-38,523**	**273,497**	**14,522**	**161**					**-2,751**	**11,932**	**326,703**	**-41,274**	**285,429**
Grand total	**2,478,147**	**-330,667**	**2,147,480**	**87,154**				**-32,713**	**1,883**	**-42,083**	**14,241**	**2,532,588**	**-370,867**	**2,161,721**

Attachment 3 - List of Companies included in the consolidated financial statements and of other equity investments
(figures are expressed in thousands of euro)

Name	Registered office	Currency	Share capital (*)	% group holding at 06/30/2004	Portions held %	Shareholder	Book value at 06/30/2004 Euro	Valuation method
Scope of consolidation								
Metroweb S.p.A.	Milan	Euro	20,180	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
Aem Elettricità S.p.A.	Milan	Euro	520,000	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
Aem Gas S.p.A.	Milan	Euro	572,000	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
Aem Trasmissione S.p.A.	Milan	Euro	76,597	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
Aem Energia S.p.A.	Milan	Euro	104	99.99%	99.99%	AEM S.p.A.		Line-by-line consolidation
Aem Service S.r.l.	Milan	Euro	12,405	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
Aem Trading S.r.l.	Milan	Euro	99	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
Zincar S.r.l.	Milan	Euro	100	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
Serenissima Gas S.p.A.	Milan	Euro	1,082	79,4%(1)	71.44%	AEM S.p.A.		Line-by-line consolidation
AEM Calore & Servizi S.p.A.	Milan	Euro	1,800	100.00%	100.00%	AEM S.p.A.		Line-by-line consolidation
Serenissima Energia S.r.l.	Milan	Euro	100	79,4% (2)	71.44%	AEM S.p.A.		Line-by-line consolidation
Plurigas S.p.A.	Milan	Euro	800	40.00%	40.00%	AEM S.p.A.		Proportional consolidation
Companies excluded from consolidation								
Equity investments in subsidiary companies								
Aem Delmi S.r.l.	Milan	Euro	10		100.00%	AEM S.p.A.	15	Cost
Equity investments in associated companies								
Mestni Plinovodi d.o.o.	Capodistria (Slovenia)	Sit	3,822,852		41.11%	AEM S.p.A.	6,789	at equity
Malpensa Energia S.r.l.	Segrate (Mi)	Euro	5,200		49.00%	AEM S.p.A.	4,269	at equity
Società Servizi Valdisotto S.p.A.	Valdisotto (So)	Euro	5,837		35,76%	AEM S.p.A.	2,303	at equity
Energheia S.r.l.	Milan	Euro	5,000		25.00%	AEM S.p.A.	1,098	at equity
Electrone S.p.A. (in liquidazione)	Turin	Euro	554		33.33%	AEM S.p.A.	944	at equity
e-utile S.p.A.	Milan	Euro	482		49.00%	AEM S.p.A.	548	at equity
e.Biscom S.p.A.	Milan	Euro	30,752		12.12%	AEM S.p.A.	227,938	at equity
Atagaz S.p.A.	St Petersburg (Russia)	$	24,000		35.00%	AEM S.p.A.	8	Cost
Aem-Bonatti S.c.a.r.l. (in liquidazione)	Milan	Euro	10		50.00%	AEM S.p.A.	5	Cost
Guidami S.r.l. (4)	Milan	Euro	100		25.00%	Zincar S.r.l.	25	Cost
Utilia S.p.A. (5)	Rimini	Euro	900		20.00%	Aem Service S.r.l.	240	Cost
Equity investments in other companies								
Edipower S.p.A.	Milan	Euro	1,441,300		16.00%	AEM S.p.A.	318,769	Cost
Atel Aare - Tessin AG fur Elektrizitat	Olten (CH)	CHF	303,600,000		5.76%	AEM S.p.A.	99,199	Cost
A.G.A.M. S.p.A.	Monza	Euro	46,482		17.49%	AEM S.p.A.	17,439	Cost
Aem Torino S.p.A.	Turin	Euro	519,461		1.49%	AEM S.p.A.	9,646	Cost (3)
ASM S.p.A.	Sondrio	Euro	5,834		3.99%	AEM S.p.A.	874	Cost
Consorzio DIX.IT (in liquidazione)	Milan	Euro	5,165		14.28%	AEM S.p.A.	738	Cost
CESI S.p.A.	Milan	Euro	8,550		1.87%	AEM S.p.A.	165	Cost
Emittenti Titoli S.p.A.	Milan	Euro	5,200		2.32%	AEM S.p.A.	98	Cost
Consorzio Milanosistema	Milan	Euro	250		10.00%	AEM S.p.A.	25	Cost
AvioValtellina S.p.A.	Sondrio	Euro	1,881		0.23%	AEM S.p.A.	5	Cost
Bluefare Ltd	London	Lst	1,000		16.75%	AEM S.p.A.	2	Cost
Servelfin S.p.A.	Milan	Euro	3,816		0.54%	Serenissima Gas S.p.A.	14	Cost
Serenissima Energia S.r.l.	Milan	Euro	100		10.00%	Serenissima Gas S.p.A.	24	Cost
CO.GE.R. 2004 S.p.A. (6)	Sant'Antimo (NA)	Euro	150		5.00%	AEM Calore & Servizi S.p.A.	2	Cost
Italpower S.p.A. (in liquidazione)	Milan	Euro	100		10.00%	AEM S.p.A.	-	Cost

(*) Share capitals are expressed in thousands of euro
1) Net of own shares held by Serenissima Gas S.p.A.
(2) AEM S.p.A. owns 71.44% of Serenissima Energia S.r.l directly and 7.9% indirectly through Serenissima Gas S.p.A.
(3) The value of the investment was reinstated in order to adjust it to the average of market prices relating to the last six-months of listing.
(4) AEM S.p.A. owns 25% of Guidami S.r.l. indirectly through its 100 % interest in Zincar S.r.l..
(5) AEM S.p.A. owns 20% of Utilia S.p.A. indirectly through its 100 % interest in AEM Service S.r.l.
(6) AEM S.p.A. owns 5% of CO.GE.R. 2004 S.p.A. indirectly through its 100 % interest in AEM Calore & Servizi S.p.A.

Attachment 4 - Schedule of relevant investments pursuant to article 126 of CONSOB resolution no. 11971 of May 14, 1999

Name	Country	% of voting capital held	How held	Company that holds the investment directly
Metroweb S.p.A.		100.00%	Owned	AEM S.p.A.
Aem Service S.r.l.		100.00%	Owned	AEM S.p.A.
Aem Trading S.r.l.		100.00%	Owned	AEM S.p.A.
Zincar S.r.l.		100.00%	Owned	AEM S.p.A.
Aem Calore & Servizi S.p.A.		100.00%	Owned	AEM S.p.A.
AEM Delmi S.r.l.		100.00%	Owned	AEM S.p.A.
Aem Elettricità S.p.A.		99.99%	Owned	AEM S.p.A.
Aem Gas S.p.A.		99.99%	Owned	AEM S.p.A.
Aem Trasmissione S.p.A.		99.99%	Owned	AEM S.p.A.
Aem Energia S.p.A.		99.99%	Owned	AEM S.p.A.
Serenissima Gas S.p.A. (1)		71.44%	Owned	AEM S.p.A.
Serenissima Energia S.r.l. (2)		71.44%	Owned	AEM S.p.A.
Aem-Bonatti S.c.a.r.l. (in liquidazione)		50.00%	Owned	AEM S.p.A.
Malpensa Energia S.r.l.		49.00%	Owned	AEM S.p.A.
e-utile S.p.A.		49.00%	Owned	AEM S.p.A.
Mestni Plinovodi d.o.o.	Slovenia	41.11%	Owned	AEM S.p.A.
Plurigas S.p.A.		40.00%	Owned	AEM S.p.A.
Società Servizi Valdisotto S.p.A.		35.76%	Owned	AEM S.p.A.
Alagaz S.p.A.	Federazione Russa	35.00%	Owned	AEM S.p.A.
Electrone S.p.A. (in liquidazione)		33.33%	Owned	AEM S.p.A.
Energheia S.r.l.		25.00%	Owned	AEM S.p.A.
Guidami S.r.l.		25.00%	Owned	Zincar S.r.l.
Utilia S.p.A.		20.00%	Owned	AEM Service S.r.l.
A.G.A.M. S.p.A.		17.49%	Owned	AEM S.p.A.
Bluefare Ltd	Inghilterra	16.75%	Owned	AEM S.p.A.
Edipower S.p.A.		16.00%	Owned	AEM S.p.A.

(1) Another 10% of the share capital is held directly by Serenissima Gas S.p.A.
(2) Another 10% of the share capital is held indirectly through Serenissima Gas S.p.A.

Attachment 5 - Statement of changes in group shareholders' equity
figures in millions of euro

Description	Share capital	Legal reserve	Accelerated depreciation reserve	Extraordinary reserve	Consolidation reserve	Retained earnings (accumulated losses)	Group income for the period	Group shareholders' equity	Shareholders' equity of minority interests	Total shareholders' equity
Group shareholders' equity at 12.31.2003	936	68	11	86		-34	297	1,363	3	1,366
Changes during the period:										
Legal reserve		10					-10			
Accelerated depreciation reserve			3				-3			
Extraordinary reserve				97			-97			
Dividends distributed to shareholders							-89	-89		-89
Consolidation reserve										
Other reserves										
Retained earnings (accumulated losses)						98	-98			
Group pre-tax income for the period							180	180		180
Shareholders' equity of minority interests Change in capital and reserves pertaining to minority interests									1	1
Pre-tax income										-
Group shareholders' equity at 30.06.2004	936	78	14	183		64	180	1,454	4	1,458

Attachment 6
STATEMENT OF CASH FLOWS
CONSOLIDATED FINANCIAL STATEMENTS

		CONSOLIDATED FINANCIAL STATEMENTS 06.30.2004	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003	CONSOLIDATED FINANCIAL STATEMENTS 06.30.2003
Cash flow generated by operations during the year/period				
Net income for the period		179,920,497		362,805,846
Net income for the year			297,035,891	
Depreciation of tangible fixed assets		42,083,174	81,499,460	40,273,264
Amortisation of intangible fixed assets		14,364,147	33,538,577	16,287,017
Changes in assets and liabilities:				
Receivables for the sale of power and services		-102,806,167	-21,341,434	106,541,230
Receivables from parent company		-10,191,193	-6,476,070	6,031,448
Other receivables		-19,944,074	-15,689,283	-28,215,068
Inventories		-6,117,795	-240,447	-6,814,907
Accrued income and prepaid expenses		-3,660,905	-14,988,125	-19,158,326
Trade accounts		16,359,305	-13,973,927	-82,303,082
other payables		-75,467,015	35,204,702	-5,848,149
Guarantee deposits from users		4,505,864	2,414,852	3,218,637
Accrued expenses and deferred income		572,029	6,676,827	7,558,128
Severance indemnities		2,209,846	423,163	3,871,819
Other reserves		-6,591,003	24,470,117	-1,708,221
Total cash flow generated by operations during the year/period		**35,236,711**	**408,554,303**	**402,539,636**
Cash flow used in investment activities				
Net capital expenditure on tangible and intangible fixed assets		-60,796,858	-219,588,075	-126,939,094
Equity investments	(1)	-224,495,978	-97,166,536	96,629,951
Total cash flow used in investment activities		**-285,292,836**	**-316,754,611**	**-30,309,143**
Free cash flow		**-250,056,125**	**91,799,692**	**372,230,493**
Cash flow absorbed by financing activities				
Due to banks		-213,080,920	65,722,637	-90,604,212
Financial receivables	(1)	241,705,207	-245,806,632	-121,823,250
Due to other providers of finance		-21,174,732	-29,510,605	-975,505
Bond loan			500,000,000	
Payables on current account with the Municipality of Milan		-26,004,551	45,663,385	16,470,909
Change in consolidation reserve			-28,570,824	-28,570,824
Change in minority interests		683,610	-8,690,956	-8,751,011
Net income distributed		-89,102,370	-75,601,991	-75,601,991
Total cash absorbed by financing activities		**-106,973,756**	**223,205,014**	**-309,855,884**
CHANGE IN LIQUID FUNDS		-357,029,882	315,004,706	62,374,609
LIQUID FUNDS, BEGINNING OF YEAR/PERIOD		375,369,729	60,365,023	60,365,023
LIQUID FUNDS, END OF YEAR/PERIOD		18,339,847	375,369,729	122,739,632

NET FINANCIAL POSITION	CONSOLIDATED FINANCIAL 06.30.2004	CONSOLIDATED FINANCIAL 12.31.2003	CONSOLIDATED FINANCIAL 06.30.2003
Net liquidity	18,339,847	375,369,729	122,739,632
Financial receivables	9,356,781	251,061,988	127,078,606
Current account with the Municipality of Milan	-49,096,376	-75,100,927	-45,908,451
Other providers of finance	-381,145,192	-402,319,924	-430,855,024
Bond loan	-500,000,000	-500,000,000	
Due to banks	-619,421,837	-832,502,757	-676,175,908
TOTAL NET FINANCIAL POSITION	**-1,521,966,777**	**-1,183,491,891**	**-903,121,145**

(1) including € 238,124,837 of the e.Biscom S.p.A.'s bond conversion

Attachment 7
STATEMENT OF CHANGES IN NET FINANCIAL POSITION
CONSOLIDATED FINANCIAL STATEMENTS

		CONSOLIDATED FINANCIAL STATEMENTS 06.30.2004	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003	CONSOLIDATED FINANCIAL STATEMENTS 06.30.2003
Net financial position at the beginning of the year/period		**-1,183,491,891**	**-1,162,427,812**	**-1,162,427,812**
Cash flow generated by operations during the year/period				
Pre-tax income for the period		179,920,497		362,805,846
Net income for the year			297,035,891	
Depreciation of tangible fixed assets		42,083,174	81,499,460	40,273,264
Amortisation of intangible fixed assets		14,364,147	33,538,577	16,287,017
Changes in assets and liabilities:				
Receivables for the sale of power and services		-102,806,167	-21,341,434	106,541,230
Receivables from parent company		-10,191,193	-6,476,070	6,031,448
Other receivables		-19,944,074	-15,689,283	-28,215,068
Inventories		-6,117,795	-240,447	-6,814,907
Accrued income and prepaid expenses		-3,660,905	-14,988,125	-19,158,326
Trade accounts		16,359,305	-13,973,927	-82,303,082
other payables		-75,467,015	35,204,702	-5,848,149
Guarantee deposits from users		4,505,864	2,414,852	3,218,637
Accrued expenses and deferred income		572,029	6,676,827	7,558,128
Severance indemnities		2,209,846	423,163	3,871,819
Other reserves		-6,591,003	24,470,117	-1,708,221
Total cash flow generated by operations during the year/period		**35,236,711**	**408,554,303**	**402,539,636**
Cash flow used in investment activities				
Net capital expenditure on tangible and intangible fixed assets		-60,796,858	-219,588,075	-126,939,094
Equity investments	(1)	-224,495,978	-97,166,536	96,629,951
Total cash flow used in investment activities		**-285,292,836**	**-316,754,611**	**-30,309,143**
Free cash flow		**-250,056,125**	**91,799,692**	**372,230,493**
Cash flow absorbed by changes in shareholders' equity				
Change in consolidation reserve			-28,570,824	-28,570,824
Change in minority interests		683,610	-8,690,956	-8,751,011
Net income distributed		-89,102,370	-75,601,991	-75,601,991
Total cash flow absorbed by changes in shareholders' equity		**-88,418,760**	**-112,863,771**	**-112,923,826**
Net financial position at the end of the year/period		**-1,521,966,777**	**-1,183,491,891**	**-903,121,145**

NET FINANCIAL POSITION	CONSOLIDATED FINANCIAL STATEMENTS 06.30.2004	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003	CONSOLIDATED FINANCIAL STATEMENTS 06.30.2003
Net liquidity	18,339,847	375,369,729	122,739,632
Financial receivables	9,356,781	251,061,988	127,078,606
Current account with the Municipality of Milan	-49,096,376	-75,100,927	-45,908,451
Other providers of finance	-381,145,192	-402,319,924	-430,855,024
Bond loan	-500,000,000	-500,000,000	
Due to banks	-619,421,837	-832,502,757	-676,175,908
TOTAL NET FINANCIAL POSITION	**-1,521,966,777**	**-1,183,491,891**	**-903,121,145**

(1) including € 238,124,837 of the e.Biscom S.p.A.'s bond conversion

BALANCE SHEET SOURCES/APPLICATIONS	CONSOLIDATED FINANCIAL STATEMENTS 06.30.2004		CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003		CONSOLIDATED FINANCIAL STATEMENTS 06.30.2003	
CAPITAL EMPLOYED						
INTANGIBLE FIXED ASSETS	181,443,997	6.1	191,334,985	7.5	200,571,156	8.6
TANGIBLE FIXED ASSETS						
Gross value	2,532,586,407	85.0	2,477,527,039	97.2	2,414,206,103	103.4
(Accumulated depreciation and amortisation)	-370,865,385	-12.4	-330,046,542	-12.9	-310,133,000	-13.3
	2,161,721,022	72.5	2,147,480,497	84.2	2,104,073,103	90.1
FINANCIAL FIXED ASSETS						
Equity investments	691,181,954	23.2	466,685,976	18.3	272,889,488	11.7
Other receivables	592,875	0.0	409,534	0.0	5,214,439	0.2
Guarantee deposits	401,919	0.0	254,387	0.0	709,357	0.0
(RESERVES FOR CONTINGENCIES AND OTHER	-127,951,430	-4.3	-134,542,433	-5.3	-108,364,095	-4.6
(SEVERANCE INDEMNITIES)	-70,693,810	-2.4	-68,483,964	-2.7	-71,932,621	-3.1
*** NET CAPITAL EMPLOYED**	**2,836,696,527**	**95.2**	**2,603,138,982**	**102.1**	**2,403,160,827**	**102.9**
INVENTORIES	54,381,509	1.8	48,263,714	1.9	54,838,173	2.3
SHORT-TERM RECEIVABLES	681,269,746	22.9	548,659,187	21.5	415,405,511	17.8
ACCRUED INCOME AND PREPAID	20,409,808	0.7	16,748,903	0.7	20,919,104	0.9
(TRADE ACCOUNTS)	-339,004,810	-11.4	-322,645,505	-12.7	-257,688,788	-11.0
(OTHER PAYABLES)	-234,644,128	-7.9	-305,605,278	-12.0	-261,854,368	-11.2
(ACCRUED EXPENSES AND DEFERRED	-39,288,369	-1.3	-38,716,340	-1.5	-39,597,641	-1.7
*** WORKING CAPITAL**	**143,123,757**	**4.8**	**-53,295,319**	**-2.1**	**-67,978,009**	**-2.9**
**** TOTAL CAPITAL EMPLOYED**	**2,979,820,283**	**100.0**	**2,549,843,663**	**100.0**	**2,335,182,818**	**100.0**
SOURCES OF FUNDS						
*** TOTAL SHAREHOLDERS' EQUITY**	**1,457,853,506**	**48.9**	**1,366,351,772**	**53.6**	**1,432,061,673**	**61.3**
LONG-TERM FINANCIAL RECEIVABLES	5,256,781	0.2	243,381,630	9.5	125,501,651	5.4
(LONG-TERM FINANCIAL PAYABLES)	1,242,734,315	41.7	1,298,391,545	50.9	691,232,130	29.6
(1) TOTAL FINANCIAL POSITION BEYOND ONE YEAR	1,237,477,534	41.5	1,055,009,915	41.4	565,730,479	24.2
FINANCIAL RECEIVABLES WITHIN ONE	4,100,000	0.1	7,680,358	0.3	1,576,955	0.1
LIQUID FUNDS	18,339,847	0.6	375,369,729	14.7	122,739,632	5.3
(FINANCIAL PAYABLES WITHIN ONE YEAR)	306,929,090	10.3	511,532,063	20.1	461,707,253	19.8
(2) TOTAL FINANCIAL POSITION WITHIN ONE YEAR	284,489,243	9.5	128,481,976	5.0	337,390,666	14.4
TOTAL NET FINANCIAL POSITION (1+2)	**1,521,966,777**	**51.1**	**1,183,491,891**	**46.4**	**903,121,145**	**38.7**
TOTAL SOURCES	**2,979,820,283**	**100.0**	**2,549,843,663**	**100.0**	**2,335,182,818**	**100.0**

RECLASSIFIED BALANCE SHEET	CONSOLIDATED FINANCIAL STATEMENTS 06.30.2004		CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003		CONSOLIDATED FINANCIAL STATEMENTS 06.30.2003	
ASSETS		%		%		%
1. CURRENT ASSETS	**778,500,910**	**20.38**	**996,721,891**	**24.63**	**615,479,376**	**18.51**
Cash, bank deposits and fixed-rate securities	18,339,847	0.48	375,369,729	9.28	122,739,632	3.69
Receivables for financial transactions	4,100,000	0.11	6,100,000	0.15		
Equity investments included in current assets			1,580,358	0.04	1,576,955	0.05
Receivables for the sale of power and services	501,851,507	13.14	399,705,957	9.88	272,018,975	8.18
Due from associated companies	2,326,751	0.06	1,666,134	0.04	1,470,452	0.04
Due from subsidiary companies			-			
Receivables from parent company	87,706,374	2.30	77,515,181	1.92	65,007,663	1.96
Due from Electricity Equalisation Fund	2,777,715	0.07	3,980,004	0.10	3,039,637	0.09
Other receivables	85,346,571	2.23	65,083,408	1.61	71,627,870	2.15
Advances to suppliers for operating costs	925,224	0.02	364,423	0.01	1,758,296	0.05
Current portion of long-term financial receivables	335,605	0.01	344,080	0.01	482,619	0.01
Inventories	54,381,509	1.42	48,263,714	1.19	54,838,173	1.65
Accrued income and prepaid expenses	20,409,808	0.53	16,748,903	0.41	20,919,104	0.63
2. TANGIBLE FIXED ASSETS	**2,161,721,022**	**56.60**	**2,147,480,497**	**53.07**	**2,104,073,103**	**63.29**
Transferable tangible fixed assets	177,980,934	4.66	179,446,497	4.43	180,725,512	5.44
Non-transferable tangible fixed assets	1,978,691,404	51.81	1,966,741,917	48.61	1,910,468,790	57.47
Advances to suppliers for capital expenditure	5,048,684	0.13	1,292,083	0.03	12,878,801	0.39
3. INTANGIBLE FIXED ASSETS	**181,443,997**	**4.75**	**191,334,985**	**4.73**	**200,571,156**	**6.03**
intangible fixed assets	181,443,997	4.75	191,334,985	4.73	200,571,156	6.03
4. FINANCIAL FIXED ASSETS	**697,433,529**	**18.26**	**710,731,527**	**17.57**	**404,314,934**	**12.16**
Equity investments	691,181,954	18.10	466,685,976	11.53	272,889,488	8.21
Securities	81,097	0.00	238,205,946	5.89	120,325,967	3.62
Long-term financial receivables from associated companies	5,175,684	0.14	5,175,684	0.13	5,175,684	0.16
Long-term financial receivables	994,794	0.03	663,921	0.02	5,923,796	0.18
5. TOTAL FIXED ASSETS (2+3+4)	**3,040,598,548**	**79.62**	**3,049,547,009**	**75.37**	**2,708,959,194**	**81.49**
6. TOTAL ASSETS (1 + 5)	**3,819,099,458**	**100.00**	**4,046,268,900**	**100.00**	**3,324,438,570**	**100.00**
LIABILITIES AND SHAREHOLDERS' EQUITY						
1. CURRENT LIABILITIES	**919,866,397**	**24.09**	**1,178,499,186**	**29.13**	**1,020,848,051**	**30.71**
Advance payments and guarantee deposits from users	68,645,811	1.80	64,139,947	1.59	64,943,732	1.95
Suppliers	339,004,810	8.88	322,645,505	7.97	257,688,788	7.75
Payables from associated companies	1,322,101	0.03	485,505	0.01	1,342,304	0.04
Payables to parent company :						
- current account	49,096,376	1.29	75,100,927	1.86	45,908,451	1.38
- other payables	6,790,273	0.18	5,824,906	0.14	4,405,625	0.13
Taxes payable	64,522,811	1.69	97,856,346	2.42	60,940,404	1.83
Due to social security institutions						
Due to Electricity Equalisation Fund	10,868,738	0.28	12,822,349	0.32	11,041,625	0.33
Payables to personnel	13,098,039	0.34	16,544,981	0.41	15,585,932	0.47
Other payables	9,187,669	0.24	12,637,229	0.31	9,189,829	0.28
Short-term bank borrowings	60,208,686	1.58	95,294,015	2.36	94,404,919	2.84
Short-term payables to other providers of finance	194,308,515	5.09	394,081,670	9.74	344,914,237	10.38
Accrued expenses and deferred income	63,524,199	1.66	42,349,466	1.05	70,884,565	2.13
Ratei e risconti passivi	39,288,369	1.03	38,716,340	0.96	39,597,641	1.19
2. MEDIUM/LONG TERM LIABILITIES AND MISCELLANEOUS RESERVES	**1,441,379,555**	**37.74**	**1,501,417,942**	**37.11**	**871,528,846**	**26.22**
Long-term payables to banks	425,113,322	11.13	438,421,087	10.84	331,261,671	9.96
Bonds	500,000,000	13.09	500,000,000	12.36		
Due to other providers of finance	317,620,993	8.32	359,970,458	8.90	359,970,459	10.83
Severance indemnities	70,693,810	1.85	68,483,964	1.69	71,932,621	2.16
Taxation					797	0.00
Reserve for deferred taxation	44,205,490	1.16	44,205,490	1.09	35,830,561	1.08
Reserve for specific risks	83,391,043	2.18	89,982,046	2.22	72,532,737	2.18
Reserve for future expenses	354,897	0.01	354,897	0.01		
3. GROUP SHAREHOLDERS' EQUITY	**1,454,256,573**	**38.08**	**1,363,438,448**	**33.70**	**1,429,208,404**	**42.99**
Share capital	936,024,648	24.51	936,024,648	23.13	936,024,648	28.16
Legal reserve	77,465,806	2.03	67,513,369	1.67	67,513,369	2.03
Other reserves	196,445,074	5.14	96,451,137	2.38	96,451,138	2.90
Consolidation reserve	191,428	0.01	191,428	0.00	191,428	0.01
Retained earnings (accumulated losses)	64,209,120	1.68	-33,778,025	-0.83	-33,778,025	-1.02
Pre-tax income for the period	179,920,497	4.71			362,805,846	10.91
Net income for the year			297,035,891	7.34		
INTERESTS	**3,596,933**	**0.09**	**2,913,324**	**0.07**	**2,853,269**	**0.09**
Shareholders' equity of minority interests	3,596,933	0.09	2,913,324	0.07	2,853,269	0.09
5. TOTAL SHAREHOLDERS' EQUITY	**1,457,853,506**	**38.17**	**1,366,351,772**	**33.77**	**1,432,061,673**	**43.08**
EQUITY	**3,819,099,458**	**100.00**	**4,046,268,900**	**100.00**	**3,324,438,570**	**100.00**

RECLASSIFIED INCOME STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS 06.30.2004	%	CONSOLIDATED FINANCIAL STATEMENTS 12.31.2003	%	CONSOLIDATED FINANCIAL STATEMENTS 06.30.2003	%
A. REVENUES	**924,196,831**	**100.0**	**1,391,523,736**	**100.0**	**703,073,920**	**100.0**
- Sales and power distribution to captive customers	526,840,312	57.0	631,669,464	45.4	307,785,623	43.8
- Sale and distribution of gas	231,151,739	25.0	487,180,198	35.0	270,252,838	38.4
- Sales of fuel	12,020,774	1.3				
- Sale of heat	18,153,568	2.0	26,747,662	1.9	13,895,001	2.0
- Services to customers and third parties	90,667,230	9.8	147,976,765	10.6	71,235,970	10.1
- Services to the Municipality of Milan	17,008,009	1.8	34,553,411	2.5	16,956,211	2.4
- Change in contract work in progress	-3,051,404	-0.3	1,000,552	0.1	2,337,585	0.3
- Connection contributions	12,316,624	1.3	23,751,960	1.7	11,209,049	1.6
- Other current period income	18,256,742	2.0	36,204,284	2.6	8,163,755	1.2
- Repayments from Electricity Equalisation Fund	833,237	0.1	2,439,439	0.2	1,237,888	0.2
B. OPERATING COSTS	**594,971,606**	**64.4**	**848,607,288**	**61.0**	**417,495,156**	**59.4**
- Purchase of energy and fuel	383,065,486	41.4	536,392,629	38.5	271,512,656	38.6
- Materials	7,780,098	0.8	20,044,827	1.4	6,070,610	0.9
- Electricity delivering and transmission charges	42,359,139	4.6	70,827,893	5.1	34,467,711	4.9
- Subcontracted work	36,382,272	3.9	90,122,506	6.5	35,356,475	5.0
- Services	40,228,832	4.4	77,806,256	5.6	43,088,061	6.1
- Use of third-party assets	59,381,559	6.4	15,323,569	1.1	10,178,124	1.4
- Mountain community contributions and water fees	4,014,059	0.4	7,870,532	0.6	3,935,266	0.6
- Taxes, duties and miscellaneous rights for the period	10,916,731	1.2	9,340,844	0.7	4,895,843	0.7
- Other operating expenses	10,843,429	1.2	20,878,232	1.5	7,990,410	1.1
C. VALUE ADDED (A - B)	**329,225,226**	**35.6**	**542,916,447**	**39.0**	**285,578,764**	**40.6**
D. LABOUR COST	60,942,688	6.6	128,478,381	9.2	64,579,161	9.2
E. GROSS OPERATING INCOME (EBITDA) (C - D)	**268,282,538**	**29.0**	**414,438,066**	**29.8**	**220,999,603**	**31.4**
F. AMORTISATION, DEPRECIATION AND PROVISIONS	66,302,990	7.2	170,115,981	12.2	61,501,712	8.7
- Depreciation of tangible fixed assets	42,083,174	4.6	81,499,460	5.9	40,273,264	5.7
- Amortisation of intangible fixed assets	14,364,147	1.6	33,538,577	2.4	16,287,017	2.3
- Other writedowns of fixed assets			10,592,935	0.8		
- Provision for bad and doubtful accounts receivable	1,136,461	0.1	2,700,584	0.2	1,174,987	0.2
- Provisions to risk reserves	8,719,208	0.9	41,429,528	3.0	3,766,444	0.5
- Provisions to reserve for future expenses			354,897	0.0		
G. OPERATING INCOME (EBIT) (E-F)	**201,979,548**	**21.9**	**244,322,085**	**17.6**	**159,497,891**	**22.7**
H. SHARE OF RESULTS OF COMPANIES CARRIED AT EQUITY	-15,185,055	-1.6	-538,555	0.0	123,193	0.0
I. FINANCIAL EXPENSES	22,941,317	2.5	50,861,455	3.7	27,559,164	3.9
- Interest expense on current account with Municipality of Milan	686,167	0.1	861,235	0.1	122,426	0.0
- Writedown of equity investments			5,162,074	0.4	5,735,702	0.8
- Other financial expenses	22,255,150	2.4	44,838,146	3.2	21,701,036	3.1
L. FINANCIAL INCOME	6,980,361	0.8	11,874,206	0.9	6,087,742	0.9
- Revaluation of equity investments	1,378,001	0.1	1,968,609	0.1	521,300	0.1
- Other financial income	5,602,360	0.6	9,905,597	0.7	5,566,442	0.8
M. TOTAL FINANCIAL INCOME / EXPENSES (L - I)	-15,960,956	-1.7	-38,987,249	-2.8	-21,471,422	-3.1
N. INCOME BEFORE EXTRAORDINARY ITEMS (G + H + M)	**170,833,537**	**18.5**	**204,796,281**	**14.7**	**138,149,662**	**19.6**
O. TOTAL EXTRAORDINARY INCOME/CHARGES	9,770,570	1.1	187,990,489	13.5	225,262,644	32.0
P. INCOME BEFORE TAXES (N + O)	**180,604,107**	**19.5**	**392,786,770**	**28.2**	**363,412,306**	**51.7**
Q. INCOME TAXES FOR THE PERIOD			95,084,364	6.8		
Income taxes for the period			98,681,296	7.1		
Deferred tax assets			-11,971,860	-0.9		
Deferred tax			8,374,928	0.6		
R. NET INCOME FOR THE YEAR/PERIOD	180,604,107	19.5	297,702,406	21.4	363,412,306	51.7
S. NET INCOME OF MINORITY INTERESTS	-683,610	-0.1	-666,515	0.0	-606,460	-0.1
T. NET INCOME FOR THE PERIOD PERTAINING TO THE GROUP			**297,035,891**	**21.3**		
T. GROUP SHARE OF PRE-TAX INCOME FOR THE PERIOD	**179,920,497**	**19.5**			**362,805,846**	**51.6**

Analysis of the main sectors of activity

RESULTS SECTOR BY SECTOR (in millions of euro)	1st half-year 2004	1st half-year 2003	Change	% 04-Mar
Production				
Revenues	83.2	97.8	-14.6	-14.9%
Gross operating income	54.8	66.9	-12.1	-18.1%
Operating income	45.0	56.5	-11.5	-20.4%
Gross investments in tangible and intangible fixed assets	36.6	40.1	-3.5	-8.7%
Networks				
Revenues	412.5	425.1	-12.6	-3.0%
Gross operating income	128.2	124.0	4.2	3.4%
Operating income	53.1	43.9	9.2	21.0%
Gross investments in tangible and intangible fixed assets	33.5	51.9	-18.4	-35.5%
Market				
Revenues	1,011.8	819.5	192.3	23.5%
Gross operating income	92.4	44.3	48.1	108.6%
Operating income	84.9	38.2	46.7	122.3%
Gross investments in tangible and intangible fixed assets	0.5	1.8	-1.3	-72.2%
Services				
Revenues	53.6	96.1	-42.5	-44.2%
Gross operating income	-9.6	-17.5	7.9	-45.1%
Operating income	-15.0	-22.1	7.1	-32.1%
Gross investments in tangible and intangible fixed assets	22.2	11.4	10.8	94.7%
Adjustments and eliminations				
Revenues	-636.9	-735.6	98.7	
Gross operating income	2.4	3.3	-0.9	
Operating income	34.0	42.9	-8.9	
Gross investments in tangible and intangible fixed assets	-1.1	21.8	-22.9	
Total AEM Group				
Revenues	924.2	703.1	221.1	31.4%
Gross operating income	268.3	221.0	47.3	21.4%
Operating income	202.0	159.5	42.5	26.6%
Gross investments in tangible and intangible fixed assets	91.7	126.9	-35.2	-27.7%

ENERGY BALANCE

SOURCES				
(millions of kWh)				
Net production	4,925.7	1,804.0	3,121.7	173.0%
- Thermoelectric, net	1,680.6	677.3	1,003.3	148.1%
- Cogeneration	47.4	33.5	13.9	41.5%
- Hydroelectric, net	766.5	1,093.2	-326.7	-29.9%
- Production by Edipower S.p.A. plants	2,431.2		2,431.2	-
Purchase from Sole Buyer	1,276.0		1,276.0	-
Purchase of power from other producers	612.2	1,656.0	-1,043.8	-63.0%
Total sources	**6,813.9**	**3,460.0**	**3,353.9**	**96.9%**
APPLICATIONS				
(millions of kWh)				
Sales to captive customers	2,505.1	2,716.0	-210.9	-7.8%
Sales on the Power Exchange	657.0		657.0	-
Sales to eligible end customers and wholesalers	3,425.3	587.9	2,837.4	482.6%
Losses and self-consumption	226.5	156.1	70.4	45.1%
Total applications	**6,813.9**	**3,460.0**	**3,353.9**	**96.9%**
DISTRIBUTION				
Total electricity distributed (millions of kWh)	3,617.4	3,596.2	21.2	0.6%
Total natural gas distributed (millions of cubic metres)	771.4	712.8	58.6	8.2%
SALE OF NATURAL GAS AND HEAT				
Sale of natural gas (millions of cubic metres)	687.1	866.5	-179.4	-20.7%
Sale of heat (millions of kWht)	227.1	198.3 (*)	28.8	14.5%

(*) the figure reported at June 30, 2003 (312 million of kWht) included heat sold to customers under heat management contracts

Main sectors of business


AEM SPA
PRODUCTION
NETWORKS
MARKET
SERVICES
Production Division
AEM Elettricità S.p.A.
AEM Trasmissione S.p.A.
AEM Gas S.p.A.
Serenissima Gas S.p.A.
Metroweb S.p.A.
AEM Trading S.r.l.
AEM Energia S.p.A.
Serenissima Energia S.r.l.
Plurigas S.p.A.
AEM Calore & Servizi S.p.A.
Corporate
AEM Service S.r.l.
Zincar S.r.l.

Electricity production

The running of the thermoelectric and hydroelectric plants, from a technical point of view, is carried out by the **Production Division of AEM S.p.A.,** the parent company, which owns the power stations. Dispatching, on the other hand, has been delegated to the subsidiary AEM Trading S.r.l. The two companies have signed specific contracts that govern their respective roles and responsibilities from an economic and legal point of view.

National energy scenario

The demand for electricity in Italy in the first half 2004 marked an increase of 0.2% compared with the same period in 2003, and amounts to 159 TWh. Load coverage was guaranteed 85.4% by domestic production with the remaining 14.6% being covered by imports.

The trend in demand showed positive rates of growth during the first four months. This growth was particularly significant during the months of February (+2.4%) and March (+2.3%), while in January and April it was a good deal lower (+0.6% and +1% respectively). May (-1.6%) and June (-5%), on the other hand, saw a downturn in this positive trend, partly due to the weather.

Domestic power generation came 80.7% from thermoelectric sources, 16.7% from hydroelectric sources and 2.6% from geothermal and wind power sources. Compared with the first half of last year, wind power production rose by 72.8%, geothermal by 3.5% and hydroelectric by 2.9% while thermoelectric production rose by 2.1%. The growth in domestic production (+2.6%) was accompanied by a reduction in imports (equal to 23.2 TWh), which decreased by 14% compared with the first half of 2003.

Regulatory and tariff framework

In January 2004, as a result of the Authority's resolution 8/04, producers of electricity from conventional sources, whose injection of energy into the grid in 2001 helped cover demand from the captive market, were awarded partial reimbursement of the Green Certificates that these same operators had been obliged to deliver to GRTN (Gestore della Rete di Trasmissione Nazionale S.p.A., the company that runs the national grid) in accordance with art. 11 of Decree 79/99.
Given that resolution 8/04 only reimburses 76% of the official price of the Green Certificates owned by GRTN, some companies (including Edipower S.p.A) appealed against the resolution to the Lombardy Regional Administrative Tribunal, contesting the partial nature of the rebate on the grounds that they were obliged to supply energy to the captive market.
The amount awarded to the AEM Group totalled 1,956,880 euro, all of which was paid by the Electricity Sector Equalisation Fund during the first half of 2004 (of which 1,475,680 euro pertaining to AEM S.p.A and 481,200 euro to AEM Trading S.r.l.).

Decree 387/2003 was promulgated on December 29, 2003 (Implementation of Directive 2001/77/CE on the promotion of power produced from renewable sources on the domestic electricity market), which provides for an annual increase of 0.35%, from 2004 to 2006, in the quota of renewable power (Green Certificates) that importers or producers from conventional sources have to inject into the national power system during the following year.
This decree also provides for: (i) simplification of the authorisation procedures to build plants that will generate power from renewable sources; (ii) withdrawal on the electricity market of the energy produced by renewable plants with installed power of less than 10 MVA and that produced by plants that use non-programmable renewable sources, except for that sold to GRTN under

"dedicated sale" agreements (with the Authority deciding on the methods and conditions at which this energy is withdrawn, based on market conditions). (iii) the inability for the same producer to accumulate the right to obtain Green Certificates as well as the right to Energy Efficiency Vouchers. (iv) the possibility for those who import energy from EU Member States to apply for exemption from the obligation to buy Green Certificates for the imported quota produced from renewable sources.

By March 31, 2004, EU Member States should have presented to the Commission their National Allocation Plan governing greenhouse gas emission allowances for the initial period of implementation of EU Directive 2003/87/CE on Emissions Trading.
On April 20, the date on which the European Parliament also approved the "linking directive" for Joint Implementation and the Clean Development Mechanism under the Kyoto Protocol, Italy's draft Plan was published by the Environment Ministry and the Ministry of Productive Activities. A definitive Plan will then be published after a period of consultation with the domestic operators affected by the scheme.

In March 2004 the Authority distributed a consultation document with proposals to integrate and amend the rules for the transport of natural gas contained in resolution 137/02. The objective is to provide special treatment for the costs relating to increases in capacity on the domestic gas transport network in the case of power plants that are being tested, when it is difficult to determine their withdrawal profile.
The rules propose limiting application of this measure to cases of combined-cycle, gas-fired thermoelectric plants that have just been built or that are being repowered, excluding cogeneration, industrial and civil (e.g. district heating) production technologies.

With resolution no 19/04, the Authority laid down that the secondary and tertiary reserve for the year 2002, for those that made this reserve available to GRTN in a way that was adequate for the safety requirements of the national power system, should be remunerated on the same basis as was established in resolution 67/03, valid from the second half of 2003.

With resolution 48/04, which regulates merit-order dispatching from April 1 to December 31, 2004, the Authority has adopted, among other things, a system of capacity payments, in other words, a system for remunerating the production capacity that the plant managers make available to the network manager for the dispatching service on days defined as "critical" by GRTN. On the basis of this measure and until such time that the system regulated by Decree 379/03 is up and running properly, these managers are awarded:

- a fixed remuneration on a monthly basis;
- a supplementary remuneration to integrate the revenues achieved by the individual operator on financial markets, in the event that these revenues are lower than a certain benchmark on an annual basis.

With Law 83 of April 17, 2003, entitled "Urgent Provisions regarding general charges of the power system" the tax on the hydroelectric yield was eliminated from January 1, 2002.

As for the tax paid by AEM S.p.A. in 2001, a decision still has to be taken by the Council of State. Following the abolition of the thermal charge account at the Electricity Sector Equalisation Fund, the Authority established the methods for calculating the surcharge for access and use of the national grid for the power generated by hydroelectric and geothermal plants for the year 2000 and for the period 2001-2006 (with resolutions nos. 231/00 and 232/00, the latter abrogated and at the same time included in resolution 228/01). AEM S.p.A. and other hydroelectric producers impugned these provisions (nos. 231/00 and 232/00) before the Lombardy Regional Administrative Tribunal, which rejected the application for annulment for formal reasons. AEM S.p.A. appealed to the

Council of State and is still awaiting its decision. The Council of State has suspended judgment until it knows how the European Court of Justice in Luxembourg rules on the compatibility of the tax on hydroelectric yield with EC law on state aid. The amount that AEM paid into the Electricity Sector Equalisation Fund by way of tax on hydroelectric yield for the year 2001 comes to 48.6 million euro. The definitive amount will be decided following the Authority's definition of the wholesale electricity price on the national market for that year, as laid down in resolution 228/01.

With resolution 60/04, the Authority declared its intention to intensify and extend its checks and inspections of renewable source electricity generation plants, those that use assimilated sources and cogeneration plants, to ascertain - with the help of the Electricity Sector Equalisation Fund - whether plants entitled to subsidies are functioning in compliance with the technical requirements.

Economic results

The economic results of the Production Division of AEM S.p.A. derive principally from the contractualisation of the generation plants owned by AEM S.p.A. with its subsidiary AEM Trading S.r.l. Under this agreement, the Production Division took on responsibility for managing the generation facilities from a technical point of view, guaranteeing the production of electricity on the basis of the dispatching plans drawn up by AEM Trading S.r.l. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

The contracts that regulate relationships between the parties provide for bonuses and penalties for AEM S.p.A. related to the hours per year of effective availability of the thermoelectric plants and to variances in the power yields from the parameters contractually agreed by the parties. Revenues in the hydroelectric sector, on the other hand, are related to actual output.

The following table summarises production activity at June 30, 2004 compared with the equivalent period in 2003.

(million kWh)	**06.30.2004**	**06.30.2003**	**change**	**change % 04/03**
Net production	**2,447.1**	**1,770.5**	**676.6**	**38.2**
- Thermoelectric	1,680.6	677.3	1,003.3	148.1
- Hydroelectric	766.5	1,093.2	(326.7)	(29.9)

Total net production of electricity at June 30, 2004 amounted to 2,447.1 million kWh, 38.2% up on the figure for the same period last year. The increase in output is attributable to the higher quantity of thermoelectric power generated thanks to the start-up in November 2003 of the new 400 MW high-efficiency, combined-cycle plant at the Cassano d'Adda power station.
Hydroelectric power generation, on the other hand, declined by 29.9%, due to lower rainfall during the period: this reduction is expected to be largely absorbed by the end of the year.

Key figures are shown below for the Production Division of AEM S.p.A. for the period to June 30, 2004, with comparative figures for same period in the previous year.

Production	06.30.2004	06.30.2003
Turnover	83.2	97.8
- of which sales to third parties	*7.5*	*11.1*
- of which sales to group companies	*75.7*	*86.7*
External charges	19.8	22.8
- from third parties	*12.2*	*11.3*
- from group companies	*7.6*	*11.5*
Labour cost	8.6	8.1
Gross operating income	54.8	66.9

(millions of euro)

Revenues in the first half of 2004 fell by 14.9%, gross operating income by 18.1%. This deterioration in profitability was caused mainly by the lower level of hydroelectric output during the period, partly offset by the start-up of the new combined-cycle plant.

Capital expenditure by the Production Division of AEM S.p.A. amounted to 36.6 million euro. Expenditure on the hydroelectric plants came to 25.1 million euro, mainly for the completion of the main tunnel of the New Viola Canal, ongoing consolidation works at the San Giacomo dam, completion of the upgrade at Premadio and works to reactivate Grosotto.

Expenditure on the thermoelectric plants consisted of 11.5 million euro at the Cassano d'Adda power station, mainly to complete the repowering of the current 400 MW combined-cycle plant, by installing a new 250 MW gas turbine. This investment is expected to be completed by the end of 2005.

Networks

The AEM Group operates in the local management of complex network systems (electricity, gas, district heating, urban illumination and traffic lights, and telecommunications). The Group companies involved in this activity are coordinated in such a way as to maximise synergies and minimise environmental impact, while at the same time guaranteeing high quality standards.

As is generally known, the management of energy networks, which is the Group's core business, is subject to tariff regulation by the Italian Authority for Electricity and Gas.

The Group companies that operate in this sector are listed below:

- **AEM Elettricità S.p.A.** owns the high, medium and low voltage electric networks in the municipalities of Milan and Rozzano (MI) through which it offers the distribution and sale of electricity to so-called captive customers and the distribution of electricity to all customers connected to these networks. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities.
  On June 1, 2003, AEM Elettricità S.p.A. bought AEM S.p.A.'s **Public Illumination and Traffic Light Division**, which runs the urban illumination (street lighting and floodlighting), traffic light and videosurveillance networks in the city of Milan and surrounding areas.

- **AEM Trasmissione S.p.A.** owns a high tension grid that links AEM S.p.A.'s power plants with AEM Elettricità S.p.A.'s medium and low tension distribution grid. The high tension lines form part of the national grid which is run by GRTN S.p.A. (Gestore della Rete di Trasmissione Nazionale S.p.A.). AEM Trasmissione S.p.A. guarantees efficient management of its part of the grid in exchange for an annual fee from GRTN S.p.A.

- **AEM Gas S.p.A.** owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.
  AEM Gas S.p.A. is also the owner of the cogeneration plants located in Tecnocity and Famagosta (two districts of Milan), heating plants and the district heating networks connected to them. The cogeneration plants are under contract to AEM Trading S.r.l., which in exchange for an annual fee, has the right to use their production capacity. The use of district heating networks and heating plants is under contract to AEM Calore & Servizi S.p.A., a company operating in the heating and facility management sector.

- **Serenissima Gas S.p.A.** handles the distribution of natural gas in San Donà di Piave and other municipalities in the province of Venice, in Basiliano and other municipalities in the province of Udine, as well as in Barlassina (province of Milan).

- **Metroweb S.p.A.** designs and lays cable ducts and fibre-optic cables and has an infrastructure consisting of an fibre-optic network that links up the whole of the Milan metropolitan area and certain nearby provinces. The company rents out the fibre-optic network to broadband telecommunications operators.

Regulatory and tariff framework

Power distribution and sales of electricity to captive customers (AEM Elettricità S.p.A.)

Tariff regime

After the end of the process of consultation carried out during the second half of 2003, on January 30, 2004 the Authority issued resolution 5/04 which contained a new Integrated Text giving the tariffs applicable to the transmission, distribution, measurement and sale of electricity for the period 2004-2007.

The tariff system - which is based on the same general principles as the first regulatory period - will only come into full effect in the second half of 2004.

- all non-domestic end-customers, whether eligible or captive, pay their distributor exactly the same amount for transporting the electricity based on the tariff options proposed by each operator and approved by the Authority. These options are subject to two restrictions, depending on the type of user: on total revenues earned from customers and on revenues per individual customer. The level of these restrictions will be updated to take account of inflation and the productivity goals laid down by the Authority (according to the price-cap method).
- as in the past, there remains the obligation for captive customers to buy their electricity exclusively from the local distributor, who gets paid the standard price for supplying it.
- there is a special regime for domestic customers with an administered tariff, as well as other tariff options offered by distribution companies that may closer to the specific needs of the user.

The new tariff levels are based on "profit sharing" criteria: the higher revenues made by the companies during the last four years thanks to efficiency gains are to be split equally between the companies and consumers. Tariff cuts after 2004 will be calculated according to the price-cap mechanism, with a 3.5% annual decline in operating costs and depreciation recognised in the tariff for the distribution service.
The rate of return on capital for the distribution network has been set at 6.8% at national level.
The Authority has declared that at an average national level these moves will result in a 3.4% reduction in the tariff component for transmission, distribution, measurement and sale in 2004.
Connection contributions, which in the previous period were not covered by regulatory intervention, suffered a reduction of 3.7%.

This provision also regulates the sale to distribution companies of the power destined for the captive market, as procured by the Sole Buyer from April 1, 2004, when merit-order dispatching takes effect. The selling price to distribution companies is based on the costs incurred by the Sole Buyer for the purchase of electricity and dispatching services, as well as for hedging its risks, and includes an amount for the remuneration of the activity carried on by it.

The Sole Buyer prepared a draft contract with distributors which has now been approved by the Authority with resolution 78/04. The contract between the Sole Buyer and AEM Elettricità S.p.A. will shortly be signed, coming into effect on April 1, 2004.

With resolution 50/04, the Authority decided that for the period from April 1 to December 31, 2004, the cost incurred by the Sole Buyer for the purchase of energy on the day-ahead and adjustment markets (a value that helps set the price at which energy is sold to the distributors that supply the captive market) is assumed to be equal to the unit cost of the trading service.

The same provision 5/04 changed the structure of the hourly bands previously in force (established in 1990 by CIP provision no. 45) from April 1, 2004. This revision constitutes the new point of reference for the price of energy sold by the Sole Buyer to the distributors and by them to end-customers in the captive market, as well as transport fees on the national grid.

Lastly, the new regulations introduce equalisation mechanisms applicable to the purchase cost of electricity for captive customers, to transmission service costs, to revenues from the sale of electricity to domestic customers and to the differences in distribution costs between companies not attributable to them, as estimated by parametric methods. In order to correct possible distortions related to the use of parametric systems, the measure also introduces the possibility on the part of operators to request the adoption of another equalisation mechanism (so-called "specific company equalisation", subsequently defined by resolution 96/04) to integrate the revenues admitted, were it demonstrated that they were inadequate to cover the costs recognised to the specific operator.

With resolution 46/04, the Authority introduced new elements to the price at which electricity is sold to captive customers. These elements cover the remuneration *(i)* of the production capacity made available by producers on days defined as critical by GRTN S.p.A.; *(ii)* the interruptibility service *(iii)* and the charges related to the reconciliation mechanism for 2001, as per resolution 1/04. These components are paid to GRTN S.p.A. by free-market customers as a result of stipulating dispatching contracts for points of withdrawal (resolution 48/04).

With resolution 85/04, the Authority modified the instructions for the allocation of transport capacity for the import, export and transit of electricity for the year 2004; they now allocate to the Sole Buyer the transport capacity that comes available on a continuous daily or weekly basis due to variations in the capacity absorbed by the long-term contract between ENEL and EdF under the interruptibility and modulability clauses, in order to *(i)* achieve complete utilisation of the import capacity; *(ii)* permit the Sole Buyer to exploit other ways to hedge its price risk; *(iii)* obtain a reduction in the price of electricity for captive-market customers.

As regards the allocation of so-called "CIP 6" power, resolution 79/04, which amends resolution 13/04, provides that for the whole of 2004 unallocable production capacity (i.e. CIP 6 production capacity that cannot be programmed even on a statistical basis) should be ceded to the Sole Buyer to permit further hedging of the price risk for captive-market customers.

In June, the Lombardy Regional Administrative Tribunal cancelled resolution 20/04, with which the Authority intended to reduce the selling price of wholesale power for the captive market, starting on March 1, 2004 until the start-up of the merit-order dispatching system

(on April 1, 2004). This measure was motivated by the existence of a "mixed regime" of hourly bands in 2004: according to the Authority, maintaining the previous bands up to April 1, 2004 would entail a higher average remuneration of the wholesale price of energy for the captive market than would have been the case - at the same price levels - if the new bands had been adopted from January; while, on the other hand, adoption of the new bands during the summer period would entail a higher average price than would have been the case if the previous bands had been applied.

With resolution 98/04, the Authority approved the basic and special tariff options for the distribution service, as well as the other domestic tariff options presented by AEM Elettricità S.p.A., which will come into force in the second half of 2004.

With resolution 107/04, the Authority declared that the rule contained in EU Directive 2003/54/CE, whereby from July 1, 2004 all non-domestic users are to be considered eligible customers, should be applied directly as part of Italy's local regulations. So from that date, all non-domestic customers now have the right to pull out of the captive market and contract new supply conditions.

Energy saving

During 2001, the Minister of Trade and Industry laid down national goals for improvements in energy efficiency for the years 2002 to 2006.

Power distributors with at least 100,000 end-customers at December 31, 2001 have to comply with specific energy-saving commitments, calculated as a share of the national goal in proportion to the energy distributed by each operator. To achieve these objectives, distributors will have to encourage end-customers (their own and those of other distributors) to develop energy-saving projects; failure to comply will lead to penalties inflicted by the Authority. Projects can be implemented directly by the distributors through their own subsidiaries, or through companies operating in the energy services sector.

Alternatively, distributors can choose to respect these obligations by buying some or all of the "energy efficiency vouchers" they need from third parties. These vouchers are issued by the Authority and certify that the parties concerned have achieved a certain level of energy saving. These certificates can be traded by means of bilateral agreements or on a specific market.

Part of the costs incurred by the distributors to achieve these energy-saving goals would be paid for by the electricity distribution tariffs based on criteria laid down by the Authority.

On June 17, the Permanent State-Regions Conference approved the drafts of new decrees regarding energy efficiency certificates, laying down that by the end of 2006 there will have to be further reductions in consumption of 2.9 million tonnes of oil equivalent - of which 1.6 in the power sector - which is the equivalent of a reduction in CO_2 emissions of some 7 million tonnes.

With its resolution 103/03, the Authority laid down guidelines for the preparation, execution and evaluation of energy-saving projects and the criteria and methods for issuing green certificates. In particular, the Authority defined the methods for evaluating energy savings, the methods of preparing projects and their minimum size, the criteria of verification of the results and the characteristics of the energy efficiency vouchers.

On the other hand, the Authority postponed to a later date the definition of how the costs incurred by distributors for energy-saving projects would be paid for and what sanctions were to be applied if distributors failed to comply with their obligations.

Distribution quality regulation and load profiling

Following the various consultations performed in the second half of 2003, in January 2004 the Authority issued resolution 4/04 with the Integrated Text on the technical and commercial quality of the power distribution, measurement and sale services.
As regards the regulation of technical quality (i.e. service continuity), the Authority's objective is to ensure that the various parts of the country converge towards uniform levels of continuity (even if they differ according to the degree of concentration), which will have to be reached within a period of 12 years. The new Integrated Text provides for a system of incentives for operators based on end-customers' "willingness to pay", with bonuses and penalties that are higher where the quality is worse.
Starting in 2006, there will also be regulation of the number of blackouts suffered by larger customers, with the distributors paying indemnities to such customers if they fail to comply with the maximum number of power cuts.

As regards the commercial quality of the power distribution, measurement and sale, the Authority confirms the use of specific and general standards for the principal services and of a mechanism of automatic rebates in the event of violations of specific standards. Monitoring of the quality of the telephone sales service carried out by the Call Center will also be commenced.

Resolution 118/03 lays down the way of calculating the amount of energy downloaded in each hour at the points of withdrawal that are not treated on an hourly basis ("load profiling"), as well as the criteria for evaluating such energy on an hourly basis, which also serves for the economic settlement of the dispatching service.
With resolution 116/03, with a view to the application of load profiling, the Authority laid down a conventional hourly profile for public illumination systems with reference to the period from January 1 to January 31, 2004. For the months starting in February 2004, the hourly attribution of withdrawals for public illumination was calculated on the basis of no. 52/04.
The rules for load profiling were meant to come into effect at the same time as the Power Exchange, but their implementation was postponed by resolution 50/04 to July 1, 2004.

Another matter worth mentioning is that following the power cuts that took place in June 2003, especially on the 26th, as a result of the shutdowns by GRTN S.p.A. and the electricity distribution companies, including AEM Elettricità S.p.A., in accordance with an emergency plan, the Authority has opened an enquiry to establish the causes and consequences of the blackouts and who was responsible for them. The measures to be taken in such emergencies will then be decided to guarantee the interests of users and consumers. In December, the Authority published the final outcome of this enquiry: the blackouts were due to structural causes (such as insufficient generating capacity and the national system's high level of dependency on imports), on top of which there were also contingent circumstances.
Based on these conclusions, the Authority opened an enquiry (resolution 54/04) into the conduct of Enel Production S.p.A. to see if there had been any violation of its obligations to make its production plant available in such an emergency.

With resolution 112/03, the Authority also opened another enquiry to establish the causes of the blackout that took place on September 28, 2003 as a result of disturbances on the cross-border interconnection network and the national grid, which led to the Italian electricity network being completely disconnected from the European power system.
The results of this enquiry were announced with resolution 61/04 and with resolution 83/04, which published the outcome of the joint technical investigation carried out by AEEG and France's *Commission de regulation de l'energie* regarding the initial phase of the events which took place in Swiss territory and which led to Italy's power system being cut off from the other European networks. The events that led to the blackout spreading throughout the country were also analysed.
It will be up to formal enquiries to establish if there was any responsibility on the part of the operators of the national power system.

With resolution 95/04, the Authority recommended to the distribution companies to adopt as quickly as possible suitable measures to ensure that users are informed of planned blackouts on a rotational basis and when they are likely to be affected.

Transmission of electricity: AEM Trasmissione S.p.A.

AEM Trasmissione S.p.A. is still waiting to stipulate with GRTN S.p.A. the convention regulating network maintenance and development and network interconnection devices, as foreseen in the decree issued by the Ministry of Trade and Industry on December 22, 2000. It was agreed with GRTN to sign this convention after the end of the transfer of portions of the network identified by the decree of the Ministry of Productive Activities of December 23, 2002 to expand the ambit of the National Grid.

Resolution 5/04 laid down that for the regulatory period 2004-2007, the Authority for Electricity and Gas established that the fixed element of the annual fee that GRTN S.p.A. has to pay owners of the installations that form part of the national grid to cover their running and maintenance costs, depreciation and remuneration of capital employed has to be calculated on the basis of (a) the fees received by GRTN for the transmission service and (b) the fee that is designed to cover the network manager's running costs.

A decree by the President of the Council of Ministers dated May 11, 2004 laid down the criteria, methods and conditions for the unification of ownership and management of the national grid, to be implemented in accordance with Law 290/03.
By October 31, 2005 the activities, functions, assets, receivables and payables of GRTN S.p.A. will be transferred (at a price) to Terna S.p.A. As a result of this transfer, Terna S.p.A. will take on the title and functions of Network Manager in accordance with art. 3, paras 1 and 2, of Decree 79/99.
The decree also lays down the privatisation of the entity that will result from unification of ownership and management of the national grid, also with a view to establishing a stable nucleus on the part of one or more shareholders to ensure that the business's characteristics as a public utility are maintained. By July 1, 2007, ENEL's stake in Terna S.p.A. will have to be reduced to not more than 20% (as already foreseen in Law 290/03).
As regards those parts of the national grid that are currently owned by companies other than Terna S.p.A., the decree states that the Authority should evaluate and even take steps to adopt mechanisms designed to promote complete unification of the network, encouraging a pluralistic shareholder structure.

In view of the unification of ownership and management of the national grid and privatisation of the resulting entity, between June 14 and 20, the Public Offering promoted by ENEL S.p.A. placed 50% of Terna S.p.A.'s capital on the market. The remaining 50% is still held by ENEL.

With resolution 73/04, the Authority partially amended the resolution concerning the recognition of priority access rights to new transport capacity on the interconnection grid with abroad, providing the entity concerned incurs the expenditure needed to build, run and maintain the new infrastructure works.

Assignment of the gas distribution service: AEM Gas S.p.A. Serenissima Gas S.p.A.

With resolution 55/04, based on art. 14.1 of Decree 164/00, the Authority drew up a standard contract which will act as a model for the assignment contracts that municipalities will have to use when awarding their gas distribution service. This contract has been submitted to the Ministry of Productive Activities, which has the right to initiate a consultation process on this matter if it thinks fit. The resolution proposes two versions of the standard contract, depending on whether:

- the networks are owned directly by local government;
- local government has assigned ownership of the networks to a joint-stock company in which it has a majority stake that cannot be sold.

The contract regulates dealings between local government and the network manager, the ways in which the service is meant to function, controls, situations of breach of contract and the related sanctions. The part that talks about how the service is meant to function makes reference principally to current regulations, while the part that talks about dealings between local government and the network manager is autonomous.

Tariff regime AEM Gas S.p.A. Serenissima Gas S.p.A.

With resolution 237/00, the Authority launched a reform of the tariff system, which was meant to be fully implemented by July 2001. However, implementation was suspended as, on the request of certain operators, the Lombardy Regional Administrative Tribunal (TAR) cancelled resolution 237/00 with sentence dated June 29, 2001, contesting the Authority's application of the parametric method for the calculation of the capital employed by the companies being regulated. The regulatory framework still has to be decided. In the meantime, AEM Energia S.p.A. has been applying to end-customers, subject to equalisation, the transitional tariffs laid down in resolution 237/00 for the first half of 2001.
In July 2002, as an integration to resolution 237/00, the Authority issued resolution 122/02, which was cancelled by the Lombardy Regional Administrative Tribunal. In order to bring the tariff regulations into line with the TAR's decisions, in July 2003 the Authority issued resolutions 87/03 and 89/03. These state that for the purpose of calculating tariffs, instead of using the parametric method, gas distribution companies can use a method of calculating capital employed based on the revalued historical cost.
AEM Gas S.p.A. has therefore presented its own basic tariff options for the gas distribution service for the thermal year 2003-2004 and for the gas distribution and supply services for the thermal years 2001-2002 and 2002-2003, which were approved by the Authority in February 2004 with resolution no resolution 9/04.
With resolution 104/04, the Authority extended the duration of the first period of gas distribution regulation up to September 30, 2004, with the basic distribution tariff options approved for the thermal year 2003-2004 remaining valid up until that date. The second regulation period will be from October 1, 2004 to September 30, 2008; in this way, the thermal year for gas distribution tariffs is the same as for transport.

With resolution 69/04, the Authority initiated the process for the creation of measures regarding gas distribution tariffs for the new regulation period.

With resolution 152/03, the Authority followed up a consultation document issued in September, making it obligatory for a period extended to the next four years to have minimum insurance in favour of each end-customer for accidents, fires and third-party liability for damages caused by the use of gas provided through a distribution network in installations of domestic and non-domestic use. The Italian Gas Committee has been given the task of choosing an insurance company by means of a public tender.
The new system will become effective from October 1, 2004; until then, the current insurance contract, which was stipulated in 1991 by Snam S.p.A. and subsequently renewed by ENI S.p.A., has been extended.

With resolution 70/04, the Authority initiated the process for the creation of measures to regulate quality in the provision of gas distribution, measurement and sale services during the second regulatory period.

With resolution 88/03, the Authority laid down for thermal year 2003-2004 the quota that distributors not operating in high cost areas have to pay each year to the "Fund for the temporary equalisation of high gas distribution costs".

It is also worth mentioning that a consultation document on the regulation of free access to gas distribution through urban networks and on the preparation of network codes by distribution companies is currently under discussion.

Current regulations lay down that each distribution company should prepare its own network code on the basis of guidelines issued by the Authority. Given the number of operators, the Authority is proposing ways in which the codes prepared by the various distributors might be as homogeneous as possible. Particular attention has been paid to standard withdrawal profiling, the allocation of transportation capacity (at the points of redelivery to the end-customer), management of measurement installations and the reallocation of charges relating to any gas not accounted for. The document also states that the provision that will be adopted will have to be consistent with resolution 137/02, which ensures free access to the natural gas transportation service and lays down norms for the preparation of network codes.

Resolution 139/03 extends to July 1, 2005 the deadline for installation of hourly gas meters for all customers with annual consumption of more than 200,000 cubic metres by the companies involved in measurement.

With resolution 40/04, the Authority regulated the procedures and methods of checking the safety of domestic gas networks.
It is up to the Municipality in charge of the territory to carry out on-site checks.
The distributors, on the other hand, only have to carry out documentary checks: indeed, they have the task of verifying, using their own staff or outside professionals, that each installation's documentation is in line with current safety regulations.
It is foreseen that this measure will be introduced gradually, starting (i) in October 2004 by checking new installations, (ii) in October 2005 by checking installations that have been modified and reactivated and (iii) in 2006 by checking installations in service.

The costs incurred by the distributors for implementing these regulations will be paid for by fees borne by those asking for activation of the gas supply and by recognising distribution tariffs that will have to be defined by a subsequent provision.

Economic results

The following table summarises the main results for the year to June 30, 2004 of the companies operating in sectors related to Network Management. These results are compared with those of the same period last year.

Networks	30.06.2004	30.06.2003
Turnover	412.5	425.1
- of which sales to third parties	*330.6*	*345.6*
- of which sales to group companies	*81.9*	*79.5*
External charges	257.6	274.3
- from third parties	*129.9*	*59.6*
- from group companies	*127.7*	*214.7*
Labour cost	26.7	26.9
Gross operating income	128.2	124.0

(millions of euro)

Power distribution

During the first half of 2004 AEM Elettricità S.p.A produced a turnover amounting to 285.7 million euro, showing a decrease of 3.2 million euro (-1.1%) compared with the same period of last year. Gross operating income came to 50.7 million euro. The 8.4% reduction compared with the same period in 2003 is principally linked to the entry into effect of the new Integrated Text attached to resolution 5/04, which from February 2004 modified the tariff components covering distribution, measurement and selling costs and introduced equalisation mechanisms. In particular, the margin is affected by the so-called "raw material equalisation" envisaged under the new tariff regime laid down by the Authority for Electricity and Gas aimed at sterilising the differences between purchase costs (calculated considering national average standard losses) and revenues from the sale of electricity to the captive market. In the first half of 2003 the lack of such a mechanism generated a positive difference of 7.7 million euro for AEM Elettricità S.p.A., which was then reabsorbed during the year. The quantities sold to the captive market amounted to 2,505.1 million kWh in the first six months of 2004, less than in the same period of the previous year (2,715.7 million kWh). On the other hand, the volumes of power dispatched to the free market grew by 233.7 million kWh (+26.6%).

The total amount of power distributed has therefore risen slightly compared with the first half of 2003, as shown in the table below:

(GWh)	June-04	June-03	*% Change*
Electricity distributed	**3,617.40**	**3,594.26**	*+0.6%*
- Free market	1,112.30	878.60	*+26.6%*
- Captive market	2,505.10	2,715.66	*-7.8%*

In total, at June 30, 2004, there were around 871,000 customers connected to the network.

Capital expenditure during the period amounted to 14.2 million euro and principally regarded expansion of the medium and low tension network, refurbishment of transformer cabins, upgrading internal systems, and improvement on buildings and work on transformation stations.

Power transport

During the first half of 2004 AEM Trasmissione S.p.A. reported a turnover amounting to 6.0 million euro, of which 5.9 million euro due to the fee paid by G.R.T.N. S.p.A. for the use of high-tension lines owned by the company (+1.8 million euro compared with the same period of last year). Gross operating income came to 4.7 million euro, with an increase of 1.7 million euro.

Capital expenditure during the period amounted to 0.4 million euro and was for conservation work on the high tension lines.

Gas distribution

During the first half of 2004, AEM Gas S.p.A. and Serenissima Gas S.p.A. had a turnover of 82.0 million euro, with an increase of 2.5 million euro (+3.2%) compared with the same period of last year. A significant portion of these revenues (73.6 million euro) refers to intercompany services (natural gas distribution for AEM Energia S.p.A. and Serenissima Energia S.r.l.). Gross operating income totals 56.2 million euro, with an improvement of 5.9 million euro compared with the corresponding period of 2003, mainly due to a reduction in structure costs.

The trend in gas transported was very positive as it grew by 8.2% in the first half of 2004 compared with the same period of 2003.

(million m^3)	**06.30.2004**	**06.30.2003**	**% change 04/03**
Gas transported	**771.4**	**712.8**	**8.2**
- Gas trans. to Group cos.	695.0	680.5	2.1
- Gas transported to third parties	76.4	32.3	136.5

Capital expenditure during the period under review amounted to 12.7 million euro and was mainly for the replacement and expansion of medium and low pressure pipes, fitting risers and setting and replacing measuring devices.

Public illumination

During the first half of 2004 the Urban illumination and traffic lights Division of AEM Elettricità S.p.A. recorded a turnover of 17.6 million euro. Gross operating income came to 3.3 million euro, an improvement of 2.4 million euro compared with 2003, mainly attributable to a reduction in external charges.

Telecommunications

During the first half of 2004 Metroweb S.p.A. reported a turnover amounting to 24.5 million euro with a decrease of 3.9 million euro (-13.8%) compared with the same period of last year. Gross operating income came to 13.4 million euro (-8.6%). However, account has to be taken of the fact that in 2003 revenues benefited from the extraordinary impact of the out-of-period income deriving from settlement of the dispute with the Municipality of Milan regarding the OSAP surcharges (which telecommunication operators were made to pay for occupying public land). Net of this extraordinary income, revenues and gross operating income show a reduction of 1.0 million of euro (- 4%) and an increase of 1.7 million euro (+14.2 %), respectively.

The cable duct infrastructure in the Milan area that it has been building to host fibre-optic cables now extends for a total of 2,250 kilometres, while the long-distance links now available stretch for around 980 kilometres. The total extent of the fibre-optic network comes to around 5,120 kilometres, the equivalent of 237,000 kilometres of fibre. This network includes 2,120 kilometres of urban backbone and connections to business premises, 2,330 kilometres of residential cabling and 670 kilometres of long-distance trunk lines.

Capital expenditure during the period came to 6.1 million euro and was mainly for the laying of network infrastructure and fibre-optic cables.

Market

The AEM Group sells electricity, gas and heat (through district heating networks or plant management services). The following are the Group companies that carry on trading activities in the general customer market or which operate in the wholesale markets with responsibility for portfolio management.

- **AEM Trading S.r.l.** is involved in portfolio management for the entire AEM Group, operating on the wholesale electricity markets. The company has contractualised the production installations of AEM S.p.A. and Edipower S.p.A. and the cogeneration plants of AEM Gas S.p.A. and now handles their planning process from an economic point of view. Each year, the natural gas requirement for its own thermoelectric uses and for the commercial uses of AEM Energia S.p.A. is contractualised with Plurigas S.p.A., an associated company.
  As part of its portfolio management activity, AEM Trading S.r.l. is also responsible for meeting the power requirements of AEM Energia S.p.A. and AEM Elettricità S.p.A., for their free market and captive market customers, respectively.

- **AEM Energia S.p.A.** is responsible for the sale of electricity to eligible end-customers and for the sale of natural gas to all end-customers (except for those supplied directly by Serenissima Energia S.r.l.).

- **AEM Calore & Servizi S.p.A.** is involved in selling heat through district heating networks, in heat management services and, more generally, in facility management. This company was bought from Siemens at the end of 2002 when it was called Siemens Facility Management Services S.p.A. The commercial activities in the heat sector previously carried on by AEM Gas S.p.A. were then transferred to it.

- **Serenissima Energia S.r.l.** operates in the sale of natural gas to customers connected to the network belonging to Serenissima Gas S.p.A.

- **Plurigas S.p.A.** operates in the wholesale market for natural gas, negotiating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., Amga S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

National energy scenario

Consumption of natural gas in the first half of 2004 reached 42.5 billion cubic metres, an increase of 3.8% compared with the first half 2003 (+1.57 billion cubic metres).

Services and domestic uses form the largest portion of total consumption (39.3%), followed by industrial (30.3%) and thermoelectric (29.9%) uses.
The most significant variance was in consumption for thermoelectric uses (+7.1%), followed by services and domestic uses (+6.6%). Service and domestic consumption, on the other hand, went down slightly (-0.4%).

Regulatory and tariff framework

Sale of electricity to eligible end customers (AEM Elettricità S.p.A.)

Since April 29, 2003, in accordance with Law no. 57 of March 5, 2001, which lowers the eligibility threshold from the ninetieth day after ENEL's sale of its third Genco, the consumption threshold for access to the free market has fallen to 100,000 kWh.
Directive 2003/54/CE provides that from July 1, 2004 all non-domestic customers are to become eligible. With resolution 107/04, the Authority declared that this provision is directly applicable. So from that date, all non-domestic customers now have the right to pull out of the captive market and contract new supply conditions.

Resolution 1/04 lays down the methods for reconciling the power supplied to open market customers in 2001, so as to enable the entities concerned to valorise the physical balances of energy transported deriving from the differences of energy delivered and redelivered in each hourly band on an annual basis according to methods that are similar to those adopted for 2002 and 2003 with resolution 27/03.

Trading: AEM Trading S.r.l.

With resolution 157/03 (partly amended by resolution 85/04) the Authority approved the instructions for the assignment of transport capacity for the import, export and transit of power through the national grid, relating to Italy's northern and southern electricity borders for 2004. Rights to use transport capacity were attributed:
a) on an annual basis (pro-rata): the rules make it possible for these rights to be traded between entities, also by means of a transport capacity trading system based on market methods (which has still to be developed).
b) on a weekly or daily basis, by using market methods (which as of now are only operating on the French border) that envisage the attribution of rights to use transport capacity at the same time as the assignment of the rights to import or export the power implied in this capacity.

Moreover, resolution 13/04 approved the allocation procedures for 2004 of the power implied in "CIP 6" production capacity bands, which foresee an assignment based on a pro-quota approach (i.e. in proportion to the average installed capacity of the eligible customers making the request), rather than by auction as in the past.
This measure was modified by resolution 79/04, which provides that for the whole of 2004 unallocable production capacity (i.e. CIP 6 production capacity that cannot be programmed even on a statistical basis)) should be ceded to the Sole Buyer.

Two ministerial decrees were then issued on December 19 by the Ministry of Productive Activities, with which:

- it was established that the Sole Buyer was to take over its functions from January 1, 2004 and that at the same time ENEL S.p.A. was to stop performing its vicarious functions as the guarantor of supplies to captive customers. However, when buying electricity under the STOVE system (which was extended by resolutions 163/03 and 7/04) and subsequently selling it to distributors, the Sole Buyer used the services of ENEL S.p.A. up to March 31, 2004, despite being the holder of import and CIP 6 bands for 2004;
- it was also foreseen that Gestore del Mercato Elettrico would take over responsibility for the electricity market from January 8, 2004; the Integrated Text of the Rules for the Electricity Market was also approved. This lays down the rules governing this market, as well as the initial phases foreseen for the launch of the electricity market (with exceptions from the

definitive rules foreseen in 2004, as the definitive rules are expected to be introduced completely from 2005).

Up until March 31, 2004, the start-up date of the merit-order dispatching system (as well as that of the bidding system), resolutions 27/03 (with which the Authority regulated the transitional dispatching system) and no. 67/03 (with which it set up the STOVE transitional energy sale system) remained in effect.

In this connection, we would like to point out that resolutions nos. 27/03 and 67/03 were amended by resolution 18/04, valid from the first quarter of 2004, which regulates the system as regards the sale by the Sole Buyer to ENEL SpA of the energy CIP 6 and of imported energy and which also provides that the Sole Buyer has to pay GRTN the proceeds of applying the fee in partial coverage of the captive market's dispatching charges.

Resolution 168/03 regulates the merit-order dispatching service for the production plants from January 1, 2005 (i.e. from when the supply-side offer system is up and running properly and there is active participation by the demand side on the various markets). This measure was partially integrated by resolution 64/04, with which the Authority approved a proposal from GRTN S.p.A. to update the dispatching rules, with a view to defining the production units that can be dispatched for the purposes of remunerating the availability of production capacity.

Moreover, resolution 71/04 modified resolution 168/03, giving cogeneration production units the right to priority dispatching also during their initial period of operations.

On the other hand, for the period March 31 - December 31, 2004, the initial start-up phase of the bidding system, the operators involved will have to follow the provisions of resolution 48/04; given that there will not be any demand-side participation during this phase, it preserves the trading contract and modifies some of the rules of participation by GRTN in the individual markets.

Resolution 47/04 had previously approved the rules for the merit-order dispatching system adopted by GRTN on March 29, 2004 and sent to the Authority, which decided that they would only apply during the initial start-up phase and, in any case, not beyond December 31, 2004. By September 30, 2004, GRTN will have to send a new set of rules for the merit-order dispatching system, to be applied from January 1, 2005, for the Authority's approval.

Following consultation with sector operators and in view of the imminent start-up of the bidding system, on February 24 the Authority passed resolution 21/04, which defined minimum measures designed to:

- guarantee effective functioning of the markets to act as an incentive to sell output on the market (the so-called “minimum quantity control”);
- ensure hedging of the price risk for the Sole Buyer by means of differential contracts;
- control the market influence of those entitled to operate on the energy market;
- promote competition and efficiency in the supply of electricity;
- cap maximum prices of electricity traded on the exchange (bid cap for 2004 of 500 Euro/MWh).

The provision also introduced a process for testing and refining these measures. Based on the results of these tests, the measures introduced were partly adjusted by resolution 49/04.

On April 1, 2004 the Italian Electricity Market (or "Power Exchange") became definitively operative, pursuant to article 5 of Decree 79 of March 16, 1999. For the time being, and up until December 31 of this year, active participation is only expected on the part of producers with units of more than 10 MVA (so-called "significant production units"), given that the only entity authorised to operate on the demand side is GRTN, which makes purchase offers on behalf of Acquirente Unico S.p.A. (the "Sole Buyer"), the entity that guarantees supplies to captive-market customers.

The Power Exchange, which is organised and run by Gestore del Mercato Elettrico S.p.A. ("GME"), is a non-obligatory market:: taking part in market sessions (the "day-ahead market" and the "adjustment market") is voluntary, as producers can sell power through physical bilateral contract stipulated outside the Exchange.
The only constraint on participation, which affects all plants (both those that direct their output to the Power Exchange and those that have stipulated bilateral contracts), concerns the market for dispatching services; participation in this market is obligatory for production units that are authorised to provide dispatching services (whether planned or in real time, i.e. when executing balancing orders on the request of GRTN).
From an operating point of view, by 9.00 a.m., the head of a significant production unit that has decided to sell its energy through the Power Exchange takes part in the market sessions, which involve sending hourly bids via internet to GME with an indication of the price and quantities that the operator intends to produce the following day. Nonetheless, if a significant unit has signed a physical bilateral contract, it still has to send GRTN (through GRTN's specific "bilaterals platform") its injection programme for the following day.
After the closing of the day-ahead market, GME analyses the hourly quantity/price bids received and decides the merit order of the plants called upon to produce energy to satisfy demand for the following day, net of the part already covered by bilateral contracts, which are treated as "transit or priority dispatching".
The price that is generated is unique for each hour throughout the 24 hours of the following day, but in the event of congestion, the market can be split into zones with different selling prices. Producers that sell electricity to GME get paid the price for the market zone where its production unit is located; consumers, on the other hand, pay a single nationwide price, which is equal to the average of all of the zone prices, weighted on the basis of consumption.
At the end of each day - or rather, once the sessions of the adjustment and dispatching service markets have closed - a so-called "cumulative market programme" for the next day is prepared and sent to GRTN. Non-compliance with this programme in "real time" (on delivery day) on the part of the plant head entails having to pay so-called "out-of-balance charges" to GRTN.
As regards the demand side, on the other hand, free-market customers and the Sole Buyer can only procure electricity through physical bilateral contracts or by purchasing energy on a trading basis, i.e. using GRTN to buy energy on the Power Exchange so as the ensure a balance between demand and supply in the domestic power system. The trading system involves closing the balances of energy by hourly band at the end of each month and calculating the difference between energy injection inputs and energy withdrawal inputs. The latter is regulated by hourly band at the trading price (the average purchase price on the day-ahead market, i.e. the single nationwide price), while energy injection inputs are those in the physical bilateral programmes which already have an hourly profile.

Note that in order to prepare operators for the bidding system to function up to speed from January 2005, the testing phase of the Power Exchange began in June with active participation on the part of the demand side.

The Authority has launched a series of enquiries and consultations based on the experience of the first few weeks of the Power Exchange and of the merit-order dispatching system:

- with resolution 84/04, the Authority launched an enquiry to review price trends on 7, 8, 9 and 10 June, to verify if the price increases that took place and the price differentials found between different areas of the country are attributable to contingent situations or to market leverage on the part of certain operators;
- con resolution 97/04, the Authority distributed a consultation document to help define measures that will promote competition in the electricity market and prevent price hikes due to the dominating positions of certain operators. the Authority proposes three lines of action: (ID 2057 0 1) changing the current structure of the national power system by splitting it into

zones to achieve a better representation of the territorial segments where different injection prices by zone can take place; (ii) measures to avoid the payment of excessively high amounts due to congestion between zones. This problem is better defined in the consultation document distributed on June 23, which proposes to establish a ceiling on the unit price paid to GRTN by selling market operators and by GME for the transport capacity used for inter-zonal energy transactions; (iii) the limitation on market leverage in the day-ahead market. As regards this last point, it has been proposed to entrust to GRTN, for limited periods, the bidding for the output of plants that permit certain operators to set prices autonomously in certain zones and at certain times of day. If the price resulting from this mechanism is not sufficient to cover production costs, producers would be able to ask for a supplement;

- with a consultation document issued on June 15, the Authority proposed changes to the rules governing the merit-order dispatching system valid up to December 31, 2004, as laid down in resolution 48/04, with particular reference to the part relating to energy trading, in order to correct situations indicating opportunistic behaviour on the part of operators. In particular, the Authority intends to (ID 2057 0 1) redefine the trading price; (ii) introduce a non-arbitrage fee.
- with resolution 102/04, the Authority launched an enquiry to analyse trends in bidding for the resources needed for the dispatching service during the months of May and June 2004, in order to evaluate any distortions in the dispatching service market and, if necessary, to formulate preventive regulatory measures to limit them and to maintain the cost of this service at much the same levels as those of administered regimes, based on the remuneration of resources on the basis of recognised costs.

As regards procurement of the captive market and hedging the related price risk, on March 12 the Authority introduced the procedures for the adjudication of bilateral physical contracts for the supply of electricity for the captive market and on March 18 the procedures for the adjudication of differential contracts for 2004. AEM Trading took part in the tender for the 300 MW base load bilaterals applicable from April 1 to December 31, 2004 and was the assignee of differential contracts.

In June, the Lombardy Regional Administrative Tribunal cancelled resolution 20/04, with which the Authority intended to reduce the selling price of wholesale power for the captive market, starting on March 1, 2004 until the start-up of the merit-order dispatching system (on April 1, 2004). This measure was motivated by the existence of a "mixed regime" of hourly bands in 2004: maintaining the previous bands up to April 1, 2004 would entail a higher average remuneration of the wholesale price of energy for the captive market than would have been the case - at the same price levels - if the new bands had been adopted from January; while, on the other hand, adoption of the new bands during the summer period would entail a higher average price than would have been the case if the previous bands had been applied.

In January 2004, as a result of the Authority's resolution 8/04, producers of electricity from conventional sources, whose injection of energy into the grid in 2001 helped cover demand from the captive market, were awarded partial reimbursement of the Green Certificates that these same operators had been obliged to deliver to GRTN (Gestore della Rete di Trasmissione Nazionale S.p.A., the company that runs the national grid) in accordance with art. 11 of Decree 79/99.
Given that resolution 8/04 only reimburses 76% of the official price of the Green Certificates owned by GRTN, some companies (including Edipower S.p.A.) appealed against the resolution to the Lombardy Regional Administrative Tribunal, contesting the partial nature of the rebate on the grounds that they were obliged to supply energy to the captive market.

The amount awarded to the AEM Group totalled 1,956,880 euro, all of which was paid by the Electricity Sector Equalisation Fund during the first half of 2004 (of which 1,475,680 euro pertaining to AEM S.p.A. and 481,200 euro to AEM Trading S.r.l.).
Lastly, with resolution 151/03 the Authority granted for the three years 2004 - 2006 to those that accept instantaneous and with-warning interruptibility (so-called "interruptible customers") optional remuneration conditions with respect to the reserve capacity on the interconnection networks. With the same resolution 2/04, the Authority then calculated the fees due by G.R.T.N. S.p.A. to such customers in the event of a waiver of the interconnection capacity.

Law no. 290 of October 27, 2003 ("Conversion into law, with amendments, of Decree Law no. 39 of August 29, 2003, containing urgent measures for the security of the national power system and for the recovery of power capacity. Mandate to the Government regarding remuneration of power production capacity and expropriation for reasons of public utility") converted into law the so-called "Black-out Safety Decree", issued in August 2003 in order to increase the security of the national power system and to cope with possible black-outs by "recovering" another 2,000 MW of capacity by means of temporary derogations from the rules on polluting emissions in an emergency.
The law also contains other provisions on energy matters, some of which form part of the "Marzano Bill", currently being discussed in Parliament: (ID 2057 0 1) the Government has been granted a mandate to decide on the economic conditions to guarantee an adequate level of production capacity by means of a competitive system of remunerating such capacity; (ii) there are plans is to reunite ownership and management of the national grid with the subsequent privatisation of the entity resulting from unification, while companies operating in the production, import, distribution and sale of electricity or gas, or companies belonging to the same group as them, or in any case publicly-held companies will not be allowed to hold investments in this entity of more than 20% from July 1, 2007 onwards. The rules for implementation of these measures were laid down in a Decree of the President of the Council of Ministers dated May 11, 2004; (iii) the entity that created new interconnection capacity with other countries would also have priority access to it; (iv) the approval formalities for the construction of national electricity and gas transport networks and production plants will also be streamlined (by extending for an unlimited period of time Law 55/02, the so-called "Unblocking the Power Station" law)

Tariff regime AEM Energia S.p.A.

The Authority issued resolution 207/02 following the decree of the President of the Council of Ministers dated October 31, 2002, which delegates to the Authority the task of "defining, calculating and updating electricity and gas tariffs, both before and after the opening up of the market to eligible customers, so as to permit an orderly and gradual transfer to a deregulated market by end-users who find themselves in the condition of being a captive customer."

In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide choice of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority.

In December 2003 the Authority issued resolution 138/03 (partly amended by resolution 27/04) which defined the economic conditions that gas companies are required to offer from January 1, 2004, alongside their own conditions, to consumers who have not yet accepted alternative offers. The final price offered is made up of the following components: distribution, transport and stocking, a variable fee for wholesale sales and a variable fee for retail sales.
There will also be a compensation system to ensure that the effects of applying the new economic conditions in areas with low average annual consumption will have a gradual impact over time.

When defining the sale conditions, the Authority intended to transfer to consumers part of the efficiency gains achieved between 2001 and 2003 and 50% of the average reductions recorded by the sales activity on the wholesale market from 2002 onwards.
The Authority reserves the right to verify the level of competition within the market by July 31, 2005, with a view to revoking or modifying the obligation for sellers to offer the economic conditions defined in this provision.

Resolution 44/04 defined, for the period from April 1, 2004 – March 31, 2005, the value of the stocking tariff element in the economic conditions for the supply of natural gas foreseen in no resolution 138/03.

AEM Energia S.p.A.

In 2003, the Authority published a consultation document containing proposals for the codes of commercial conduct that the sellers of natural gas will have to adopt. The code will set the general rules of fair conduct that will have to be observed in the promotion of contractual bids and will indicate the information that will have to be provided to customers before the contract is signed, as well as the clauses that will have to be included in it. The Authority proposes that in the event of non-compliance with the code of commercial conduct, the seller would have to pay an automatic indemnity to the customer together with administrative sanctions, which could even go as far as withdrawing the seller's licence.

Energy saving: AEM Gas S.p.A.

During 2001, the Minister of Trade and Industry laid down national goals for improvements in energy efficiency for the years 2002 to 2006.

Gas distributors with at least 100,000 end-customers at December 31, 2001 have had to comply with specific energy-saving commitments, calculated as a share of the national goal in proportion to the energy distributed by each operator. To achieve these objectives, distributors will have to encourage end-customers (their own and those of other distributors) to develop energy-saving projects; failure to comply will lead to penalties inflicted by the Authority. Projects can be implemented directly by the distributors through their own subsidiaries, or through companies operating in the energy services sector.

Alternatively, distributors can choose to respect these obligations by buying some or all of the "green certificates" they need from third parties. These certificates are issued by the Authority and certify that the parties concerned have achieved a certain level of energy saving. These certificates can be traded by means of bilateral agreements or on a specific market.

Part of the costs incurred by the distributors to achieve these energy-saving goals would be paid for by the gas distribution tariffs based on criteria laid down by the Authority.

On June 17, the Permanent State-Regions Conference approved the drafts of new decrees regarding energy efficiency certificates, laying down that by the end of 2006 there will have to be further reductions in consumption of 2.9 million tonnes of oil equivalent - of which 1.3 in the power sector - which is the equivalent of a reduction in CO_2 emissions of some 7 million tonnes.

With its resolution 103/03, the Authority laid down guidelines for the preparation, execution and evaluation of energy-saving projects and the criteria and methods for issuing green certificates. In particular, the Authority defined the methods for evaluating energy savings, the methods of

preparing projects and their minimum size, the criteria of verification of the results and the characteristics of green certificates.

On the other hand, the Authority postponed to a later date the definition of how the costs incurred by distributors for energy-saving projects would be paid for and what sanctions were to be applied if distributors failed to comply with their obligations.

Trading: Plurigas S.p.A.

With resolution 71/03, the Authority approved the tariffs for gas transporting and dispatching on the national transport networks proposed by Snam Rete Gas S.p.A. and Edison T&S S.p.A. for the thermal year 2003-2004.

In addition, in July 2003, the Authority approved the gas transport network code, in other words the set of rules, prepared by Snam Rete Gas S.p.A., based on the criteria set by the Authority for the running of the gas transport service and for access by users to the national and regional networks.
This code contains a series of clauses that will have to be applied both by the service provider and by the shippers that sign the transport contracts.
The code regulates the procedure by which the transport company assigns network capacity to the operators that ask for it: this year will see the assignment not only of the annual capacity for thermal year 2003-2004, but also long-term capacity for the next five years, but only for the points of entry to the network that are interconnected with the transport systems in other countries.
There are also specific clauses regarding the responsibilities of the network's users and of its owner, as well as rules that govern balancing.
From October 1, 2003, with the adoption of the network code, operators will be able to exchange or sell gas and transport capacity through a single virtual point on the national gas pipeline network, which will become the basis for the development of a wholesale gas market.

In December 2003, the Authority also approved the transport code proposed by Edison T&S S.p.A.

In resolution 22/04, the Authority defined rules that are designed to encourage sales and exchanges of gas, so as to make the secondary trading system deeper and more flexible, and to permit such transactions to take place within the same day that the need to buy or sell gas arises. Sales and exchanges of transport capacity at the points of entry to the national gas pipeline network were also regulated.
The next stages that the Authority foresees for the creation of a gas exchange consist of the introduction of standard contracts, which the Authority itself will prepare to define the general clauses for buying and selling gas, setting up a daily balancing market, and building a centralised market based on an official benchmark price that will be developed within the market itself.

Three consultation processes have been started up:
- on May 14, the Authority issued a document containing proposals for the adoption of a directive covering the disposal and sale of quantities of working gas no longer needed for stocking purposes, so as to free up new stocking capacity to the benefit of the entire system;
- on June 15, the Authority issued a consultation document that aims to define steps to integrate the instructions contained in Snam's network code and the instructions contained in resolution 137/02 as regards access to new natural gas transport capacity at the points of entry interconnected with the gas-pipelines used for imports and with the terminals for the regasification of liquefied natural gas. An amendment to the current conferral system has been requested by the operators that intend to build infrastructures for gas supplies, in consideration of the need for certainty that such infrastructures will be rendered usable with the addition of adequate transport works built by Snam as part of the national system.

- with resolution 100/04, the Authority launched a process of consultation for the adoption of a measure to integrate resolution 120/01 regarding the application of unit capacity fees for the transport on regional networks in the case of withdrawals concentrated in off-peak periods, so as to provide an incentive to use the transport service at times of lower demand, especially during the summer, enabling users to contribute to the costs of the related infrastructures based on their effective responsibility for bringing them about.

Market Division: AEM Energia S.p.A., AEM Trading S.r.l., Plurigas S.p.A.

With resolution 90/04, the Authority closed the enquiry carried out together with the Anti-Trust Authority to verify the state of the process of deregulation of the natural gas sector. The results of this enquiry underline the insufficient level of competition and high prices which characterise the Italian market, despite the fact that pro-competition legislation is already in place. This situation is mainly due to the existence of a dominant supply position and control by the dominant operator over the international transport infrastructures.
In the segment of sales to end-customers, the two Authorities highlight the process of concentration between operators which, if it continues, will help create autonomous suppliers and hence an increase in competitive pressures.
Lastly, the report lists the measures considered necessary to foster competition in the gas market.

Moreover, the Anti-Trust Authority also decided to extend to October 7, 2004 the deadline to complete the action taken on March 18, 2004 against ENI in connection with the Snam/Blugas affair. This action was taken following ENI's failure to take suitable measures to remove the entry barriers for other competitors, as requested by the Anti-Trust Authority as a result of ENI's condemnation for abuse of its dominant position in the gas market. The decision to extend the deadline was taken following ENI's proposal to sell, from October 1, 2004, 2.3 billion cubic metres of gas per year, for a period of 4 years, to a variety of operators at a price index-linked to the Qe parameter defined by the Authority for Electricity and Gas. The gas will be allocated on a pro-quota basis at the Tarvisio point of entry. The Anti-Trust Authority is of the opinion that this undertaking should allow a variety of operators to acquire volumes of gas at costs similar to those procured independently on international markets (a so-called "gas release").

Economic results

Key figures are shown below for the companies in the Market sector at June 30, 2004, with comparative figures for the same period last year. Note that at June 30, 2003 Electrone S.p.A. was consolidated on a proportional basis for the interest held (33.3%), while at June 30, 2004 it no longer formed part of the scope of consolidation.

Market	06.30.2004	06.30.2003
Turnover	1,011.8	819.5
- of which sales to third parties	*643.4*	*407.4*
- of which sales to group companies	*368.4*	*412.1*
External charges	909.0	765.5
- from third parties	*561.5*	*436.9*
- from group companies	*347.5*	*328.7*
Labour cost	10.4	9.7
Gross operating income	92.4	44.3

(millions of euro)

Electricity sector

During the first half of 2004, AEM Trading S.r.l. had a turnover in the electricity sector of 383.0 million euro, including 151 million euro of intercompany sales, an increase of 165.5 million euro (+76.9%) compared with the same period of last year. At June 30, 2004 gross operating income came to 52 million euro.

AEM Trading's main customers during the first half of 2004 are listed below:

- AEM Energia S.p.A. to which 935.8 million kWh (+171.7%) were sold;
- AEM Elettricità S.p.A., whose withdrawals amounted to 1,404.6 million kWh (-51.1%); this figure only relates to the first quarter as AEM Elettricità - like all distribution companies - has been obliged since April 1, 2004 to buy from Acquirente Unico S.p.A. to cover demand from the captive customers connected to its own network.
- GRTN S.p.A., as part of the STOVE agreement, whose withdrawals to cover demand from captive customers in Italy during the first quarter of the year (before Acquirente Unico S.p.A. started operating) amounted to 832.7 million kWh;
- eligible wholesale customers, for 1,637.5 million kWh (+577.7%).

From April 1, 2004 the Italian Power Exchange (IPEX) platform is also operating: during the second quarter, AEM Trading had sales on the various markets organised by Gestore del Mercato Elettrico S.p.A. (GME) of 657.0 million kWh.

During the first half of 2004 AEM Energia S.p.A. had a turnover in the electricity sector of 69.6 million euro, an increase of 47.7 million euro (+218%) compared with same period last year. The quantity of electricity sold during the period under review came to 884.6 million kWh (+166.2%). At June 30, 2004 gross operating income amounts to 2.8 million euro.

The following table summarises the production availability and sales of electricity on the part of AEM Trading S.r.l. and AEM Energia S.p.A.

(million kWh)	**06.30.2004**	**06.30.2003**	**% change**
Net availability from contractualised plants	4,906.1	1,787.3	174.5
Purchase of power from other producers	612.1	1,700.2	(64.0)
Total availability	**5,518.3**	**3,487.5**	**58.2**
Sales to captive market distributors	1,404.6	2,872.4	(51.1)
Sales to eligible end customers and wholesalers	3,406.0	600.0	467.7
Sales to the Italian Electricity Market	657.0	-	100.0
Losses and self-consumption	50.7	15.1	235.5
Total Sales	**5,518.3**	**3,487.5**	**58.2**

Gas sector

During the first half of 2004 AEM Energia S.p.A. and Serenissima Energia S.r.l. had a turnover of 233.7 million euro, including 2.2 million of intercompany sales, with a decrease of 2.3 million euro (-1.0%) compared with the same period of last year; the gross operating income amounted to 32.6 million euro with an increase of 5.9% compared with June 30, 2003.

The total quantity of gas sold came to 687.1 million cubic metres (+2.0%).

At June 30, 2004, the total number of customers served by AEM Energia S.p.A. and Serenissima Energia S.r.l. comes to approximately 873,200, an increase of around 5,000 compared with the same period last year.

During the first six months of 2004, AEM Trading S.r.l. had a turnover of 117 million euro, of intercompany sales, a decrease of 47.4 million euro (-28.8%) compared with last year. The total quantity of gas sold came to 656.7 million cubic metres (-21.7%), of which 651.6 million cubic metres were sold to AEM Energia S.p.A. The variances compared with first half 2003 are due to the introduction of the tolling agreement with Edipower S.p.A.: from January 1, 2004, AEM Trading S.r.l. provides fuel for Edipower's plants, selling the electricity produced by them directly; in 2003, AEM Trading S.r.l. sold natural gas to Edipower S.p.A. and bought the energy produced through a bilateral contract.

During the first six months of 2004, AEM's portion (40%) of the sales made by Plurigas S.p.A. came to 141.6 million euro, an increase of 16.2 million euro (+12.9%) compared with the same period last year. Its portion of gross operating income came to 5.3 million euro, in line the first half of 2003 (5.6 million euro).

Heat sector

During the first half of 2004, AEM Calore & Servizi S.p.A. (including its subsidiary Società Servizi Calore Milano S.r.l., which was merged on June 25, 2004) and AEM Trading S.r.l. had a turnover of 59.3 million euro and gross operating income of 4.9 million euro (+9.6% and +47.2%, respectively). The way that the AEM Group is organised in this area of business provides for the cogenerated heat sold to end-customers to be transferred by AEM Trading S.r.l. to AEM Calore & Servizi S.p.A. AEM Trading S.r.l. is the company that has contractualised the cogeneration plants of AEM Gas SpA, making it responsible for their fuel supplies and production planning.

The total volume of heat sold came to 227.1 million thermal kWh (+14.5% on the same period last year). The management of so-called "degree day" contracts is also on the rise, with revenues of 4.6 million euro.

Services

The following companies are involved in this sector:

- **AEM S.p.A. - Corporate Division**, which is responsible for business development, strategic planning, control and coordination of the activities of the AEM Group.
  The parent company, AEM S.p.A., also provides its subsidiaries and almost all of its associated companies with administrative, financial, legal, logistical, technical and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible. These services are governed by specific service contracts.
  AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.
- **AEM Service S.r.l.** handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.
- **Zincar S.r.l.** researches and implements environmentally sustainable urban mobility projects; it also builds and runs installations and processes for the rational use of energy.

Economic results

The following table summarises the main results of the companies operating in the Services sector at June 30, 2004, with comparative figures for the same period of the previous year. The operating result is negative compared with the first half of 2003 because of head office costs that cannot be recharged through service contracts.

Services	**06.30.2004**	**06.30.2003**
Turnover	53.6	96.2
- of which sales to third parties	*5.0*	*3.5*
- of which sales to group companies	*48.6*	*92.7*
External charges	47.8	93.7
- from third parties	*38.0*	*87.4*
- from group companies	*9.8*	*6.3*
Labour cost	15.3	20.0
Gross operating income	-9.5	-17.5

(millions of euro)

During the first half 2004, AEM Service S.r.l. had a turnover of 12.7 million euro, an increase of 1.1 million euro (+9.9%) on same period of the previous year and gross operating income of 2.0 million euro, substantially unchanged with respect to the corresponding period last year. The turnover of Zincar S.r.l. came to 0.9 million euro, a rise of 0.3 million euro

Revenues from Group companies show a contraction compared with the same period last year as a result of the reorganisation process begun in 2003, which made it possible to achieve a higher level of efficiency, partly by transferring certain business operations to the operating companies.

Capital expenditure by the Services sector amounted to 22.2 million euro (including 13.1 million euro related to the building in Via Caracciolo repurchased on May 27, 2004 and sold at the same time) and was mainly for works carried out on industrial and office buildings, on buying equipment, furniture, fittings and operating assets, as well as on improvements to the IT systems and ICT networks.

Human resources

At June 30, 2004 the AEM Group had 2,906 employees, 131 fewer than at the same time last year. The hours worked as a percentage of the working hours available came to 83.0%, compared with 82.3% in the same period last year,

During the first six months of 2004, in addition to the ongoing efforts to rationalise human resources at Group level, the new organisational structure of the Hydroelectric Production division operating in the province of Sondrio was also implemented.

The period also saw the signing - as foreseen in the contract - of the agreement governing the Results Bonus for the years 2004/2007 for the companies Serenissima Gas S.p.A. and Serenissima Energia S.r.l., while for the other group companies, negotiations commenced for the renewal of the Results Bonus envisaged by the National Labour Contract by way of "2nd level negotiation".

At a national level, the economic part of the National Labour Contract for the water and gas sector was renewed.

During the first half, the plan to optimise the Group's property assets went ahead. This involved selling the buildings that are not used for business purposes and reorganising the offices that are used in operations so as to achieve a better geographical distribution of personnel. As a result, all rented office space will be given up by the end of this year.

Initiatives were organised during the period to buy or update tools used in the management of the QAS System (e.g. a course for internal auditors on quality management systems); seminars also continued in support of the reorganisation process, as did training courses to develop management skills, with seminars geared to improving decision-making abilities in the running of a company.
The main objective of the professional skills and safety training activities was to upgrade the technical and specialist skills of the personnel involved in operations.

During the period under review, multimedia and IT courses also continued, as did training sessions on the use of the new Billing-CRM system for integrated customer relationship management. And lastly, for the acquisition of the skills needed by individual specialisations, targeted training sessions were held by internal lecturers to preserve and enhance technical know-how.

The following table shows a breakdown of personnel by category at the end of the half-year:

	06.30.2004	06.30.2003
Managers	47	49
Supervisors	144	151
White-collar workers	1,779	1,818
Blue-collar workers	936	1,019

Labour cost at Group level during the first six months of 2004 came to 60.9 million euro (64.6 million euro at June 30, 2003), a decrease of 3.7 million euro (-5.7%) despite an increase in the cost per head. The decrease in labour cost was brought about by shrinking the workforce thanks to rationalisation and refinement of the organisational structure.

No Group company had a stock option plan for its staff at the end of period.

During the first half of 2004, current and retired personnel were able to benefit from special rates to buy electricity, for a total of 772 thousand euro, and gas, for a total of 162 thousand euro.

The following table gives a breakdown of employees by AEM Group company at the end of the period:

Personnel breakdown by Group company

AEM S.p.A.	AEM Trasm. S.p.A.	AEM Energia S.p.A.	AEM Elettricità S.p.A.	AEM Gas S.p.A.	AEM Service S.r.l.	Seren. Gas S.p.A.	Seren. Energia S.r.l.	AEM Trading S.r.l.	Metroweb S.p.A.	Zincar S.r.l.	AEM C. & S. S.p.A.	Total
798	26	63	830	555	228	19	6	25	44	3	309	2,906

Research and the environment

The AEM Group promotes research and development in the energy and environmental field so as to monitor the evolution of the most promising energy technologies and to develop methods of analysing production processes so as to optimise how they are managed from a technical and economic point of view.
To this end, AEM S.p.A. continues to collaborate with important institutions, such as the Milan Polytechnic and ENEA.
The R&D costs incurred by AEM S.p.A. during the period under review amounted to 59 thousand euro, which were all expensed.

The Bicocca Project

Through its subsidiary Zincar S.r.l., AEM S.p.A. is taking part in the development of a joint research initiative promoted by the Environment Ministry and the Municipality of Milan and coordinated by ENEA for the realisation of infrastructures connected with the utilisation of hydrogen. The technical partners are Ansaldo Fuel Cells, BMW Italy and SOL S.p.A., a producer of technical gases.
The "Bicocca Project", as it is known, intends to tackle all of the problems related to the production, stocking and distribution of liquid and gaseous hydrogen for a variety of energy applications.
For this purpose, the 1.3 MW fuel cell plant owned by AEM S.p.A. at Milan Bicocca is currently being revamped on an integrated, complementary basis.

The plant's new configuration also provides for the capture and complete recovery of carbon dioxide with the prospect of installing a module of second generation molten carbonate fuel cells produced by Ansaldo Fuel Cells with an installed capacity of 500 kW.
This stage of the project was recently financed by FISR (Fondo Integrativo Speciale per la Ricerca) with an allocation of 4,989 million euro.
The first distributor of gaseous hydrogen in Italy will be inaugurated during the second half; it will be used in part as fuel for experimental fleets of demonstration vehicles and in part piped to Tecnocity's district heating plant for use in combination with natural gas.
A polymeric fuel cell, on the other hand, will be tested at the Greco-Pirelli railway station.
Moreover, the hydrogen will in part be liquefied as automotive fuel or loaded onto vehicles to be transported elsewhere.
Any surplus carbon dioxide and hydrogen will be taken and sold by SOL S.p.A.

Related party transactions

Relations with the parent entity and its subsidiaries

The parent entity of AEM S.p.A. is the Municipality of Milan. At June 30, 2004 the Municipality of Milan held an absolute majority of AEM S.p.A.'s share capital with 51.0%, of which 50.997% directly and 0.003% indirectly through Metropolitana Milanese S.p.A.; the other 49% has been placed on the market.
Dealings between companies of the AEM Group and the Municipality of Milan are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems.
Similarly, AEM Group companies have dealings of a commercial nature with the companies controlled by the Municipality of Milan, namely SEA S.p.A., MM S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., providing them with electricity, gas and heat at market rates in line with the supply conditions, as well as various services required by them.
Dealings between the Municipality of Milan, AEM Elettricità S.p.A. and AEM Gas S.p.A. regarding the distribution of electricity, gas and heat and the provision of public illumination and traffic light services are regulated by specific agreements.
There are also dealings of a financial nature between AEM S.p.A. and the Municipality which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to normal market rates.
As regards dealings between AEM S.p.A. and the other entities controlled by the Municipality of Milan, it should be borne in mind that AEM has a 49% interest in the share capital of Malpensa Energia S.r.l., which is controlled by SEA S.p.A.

Dealings with subsidiary and associated companies

Within the group, AEM S.p.A. acts as a centralised treasury for all of the subsidiaries.
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; these transactions are governed by market rates.
In the first half of 2004 AEM S.p.A. and its subsidiaries again filed their VAT return on a group basis.
The parent company AEM S.p.A. provides the subsidiary and associated companies with administrative, financial, legal, logistical, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. The parent company AEM also makes available to its subsidiaries and to the associated companies Plurigas S.p.A. and e-Utile S.p.A. office space and operating areas within its own premises, as well as services relating to their use, all at market conditions.
AEM S.p.A. provides a power generation service to AEM Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
AEM S.p.A. sells energy at current prices and in accordance with a contractual agreement to the associated company Società Servizi Valdisotto S.p.A.
The associated company e-Utile S.p.A. provides AEM S.p.A. with IT services.

On January 14, 2004 AEM S.p.A. converted the bond loan issued by e.Biscom into 6,696,424 shares of the same company. As a result of this transaction, AEM S.p.A.'s interest in e.Biscom S.p.A. came to 12,12%.

Intercompany transactions and balances are summarised in the following tables.
(thousands of euro)

BALANCE SHEET (thousands of euro)	SUBSIDIARY COMPANIES	ASSOCIATED COMPANIES	PARENT ENTITIES	TOTAL
ASSETS:				
B) FIXED ASSETS				
III - FINANCIAL FIXED ASSETS	1,438,101	262,106		1,700,207
C) CURRENT ASSETS				
II - RECEIVABLES	397,888	2,327	87,706	487,921
LIABILITIES AND SHAREHOLDERS' EQUITY:				
D) PAYABLES	140,684	1,322	55,887	197,893

INCOME STATEMENT (thousands of euro)	SUBSIDIARY COMPANIES	ASSOCIATED COMPANIES	PARENT ENTITY	TOTAL
A) VALUE OF PRODUCTION				
1) Revenues from the sale of goods and services	29,834	2,085	17,008	48,927
5) Rental income	76,452	365	-	76,817
B) PRODUCTION COSTS				
6) Raw, ancillary and consumable materials and goods for resale	2,257	-	-	2,257
7) Services	22,700	5,655	-	28,355
8) Use of third-party assets	114	-	416	530
C) FINANCIAL INCOME AND CHARGES				
15) Income from equity investments	-	-	-	-
16) Other financial income	4,743	-	-	4,743
17) Interest and other financial charges	969	-	686	1,655

Other information

Audit of the financial statements

The statutory and consolidated half-year financial statements at June 30, 2004 have been subjected to a limited audit by Reconta Ernst & Young S.p.A. on the basis of a three-year appointment by the shareholders' meeting.
The shareholders' meeting on April 29, 2004 appointed Reconta Ernst & Young S.p.A. to audit the consolidated financial statements of the AEM Group for the years 2004, 2005 and 2006. The auditors received a fee of 47 thousand euro for a limited audit of the statutory and consolidated half-yearly report.

Own shares

In accordance with article 2428 of the Italian Civil Code, we would point out that at June 30, 2004 AEM S.p.A. holds 18,000,000 own shares, which were purchased during the period under review.
At June 30, 2004 the subsidiary and associated companies do not hold any shares in the parent company, AEM S.p.A., nor have they made any purchases or sales of such shares during the course of period.
No management shares, convertible bonds or other similar securities were issued during the first half of 2004.

EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice.
The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of first instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.
In the proceedings taken by AEM, on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2004.
In February, the Italian State asked the Court of Justice to suspend the case before it to allow the one before the Court of first instance to go ahead, seeing as all of the main beneficiaries of the aid were taking part in it. The Court ordered a suspension on June 8, 2004.
The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.
The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.
The Commission's decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.
On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public -sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e

Prestiti during the years under consideration. AEM received from the Municipality of Milan a request for information on June 14, 2004 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.
If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, according to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.
Talking of which, AEM's appeal explains how the Company operated during the period under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative. It follows that the financial statements do not reflect any provision for this matter.
Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
By way of an indication, the following table shows the net income reported in AEM's approved financial statements for the various years affected by the European Commission's decision:

	1996	1997	1998	1999
Millions of euro	14	93	115	1,027

The net income for 1999 includes the capital gain of 935 million euro, generated by the transfer to the subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A. of the power transmission, power distribution and sale, and natural gas and heat distribution and sale businesses.
These transfers were decided by AEM S.p.A. in accordance with precise obligations laid down in D. Lgs. 79/99 which adopted the EU Directive on the single electricity market and as part of the planned deregulation of the natural gas sector.
Given the "tax moratorium", AEM S.p.A. was not required to file tax returns for those years.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

Adoption of international accounting principles
On September 29, 2003 the European Commission formally adopted a Regulation (1725/2003, published in the Official Gazette of the European Union L.261 on October 13, 2003) which approves new international accounting standards (I.A.S.) and their interpretations. It also confirmed that they will have to be adopted from the year 2005 in the consolidated financial statements of companies listed on European organized markets, according to the terms of regulation 1606 issued by the European Parliament and the European Council in July 2002. AEM has therefore started carrying out the analyses needed to adopt these new standards.
In particular, given that the 2005 deadline will have to be brought forward to 2004 to ensure that comparative figures are consistent, the consolidated financial statements for the year ended

December 31, 2003 will be re-elaborated on the basis of the recommendations contained in the International Financial Reporting Standard (no.1) which deals with first-time adoption of I.A.S.
Work continued during the period on the transition to the new accounting principles.

Company law reform on the preparation of statutory financial statements
Given the uncertainty regarding interpretation of the changes and integrations to the Accounting Principles made necessary by the reform of company law introduced by Decree 6 of January 17, 2003 and subsequent amendments, we have decided not to show in the accounting schedules the effects of reversing writedowns and provisions made in previous years exclusively for tax purposes, pursuant to para. 2 of art. 2426 of the Italian Civil Code (now abrogated).

Personal data security code
The Planning Document on Data Security, prepared in accordance with DPR 318/99 and included in the AEM Group's IT security plan, was updated as of December 31, 2003. A new edition will be drafted by December 31, 2004 according to the provisions of Decree 196 of June 30 2003, 158 of July 24 2004 and subsequent amendments and integrations.

Amendments to the articles of association approved by the Extraordinary Shareholders' Meeting held on April 29, 2004: injunctions issued by the Lombardy Regional Administrative Tribunal (TAR)
The Extraordinary Shareholders' Meeting held on April 29, 2004, the minutes of which were regularly filed with the Companies Register on May 27, 2004, adopted a series of amendments to the articles of association in order to adjust them to the new regulations introduced by the Company Law Reform and the new rules for the composition of the Board of Directors; this was also in connection with the decision taken by the Municipality of Milan to place a further tranche of AEM S.p.A. shares up to a maximum of 17.6% of the share capital. In May, two appeals were filed with the Lombardy TAR to obtain first the suspension and then cancellation of the resolutions of the Milan City Council, both concerning the "Sale of part of the AEM S.p.A. shares held by the Municipality of Milan". Accelerated offer for sale Issue of a bond loan convertible into shares of AEM S.p.A." as well as "Amendments to the Articles of Association of AEM S.p.A.. Applicable immediately". In June, the Lombardy TAR accepted the requests for an injunction to suspend the resolution of the Municipality of Milan in connection with the new mechanism for appointing AEM Directors, scheduling the merit discussion hearing on 29 September. An appeal against the TAR's injunction was then filed with the Council of State, which by sentences 6748 and 6749 of August 10, 2004 cancelled the Lombardy TAR's injunctions, giving as their reason the merit of the appeal and taking the view that the amendments to the articles of association proposed by the Municipality of Milan were not in contrast with EC and Italian rules and that the procedure of privatisation chosen by the Municipality of Milan was also legitimate.
This decision is not subject to further appeal, while the competence of the Lombardy TAR to take a definitive decision on the merit at first instance remains and it will pass sentence (subject to appeal) after the hearing due to be held on September 29, 2004.

Powers of corporate bodies

The current Board of Directors of AEM S.p.A. was appointed by the Shareholders' Meeting held on April 30, 2002 and will remain in office for the three-year period 2002-2004, up to approval of the financial statements for the year ended December 31, 2004.

The Chairman of the Board of Directors and Managing Director Giuliano Zuccoli has been granted by the Board of Directors the power to implement the annual budget, as well as wide executive powers regarding the Company's operations.

On June 26, 2003 the Director Francesco Randazzo was appointed Deputy Chairman, with the task of replacing the Chairman in the event of his temporary absence or impediment, in accordance with art. 17 of the articles of association.

The Company has set up a Compensation Committee made up of the Chairman - except when his remuneration is under discussion - and the Directors Francesco Randazzo and Aldo Scarselli: it has also set up an Internal Control Committee consisting of the Directors Gianni Castelli, Giulio Del Ninno and Francesco Randazzo.

The Board of Directors

The Chairman
Giuliano Zuccoli

Financial statements of AEM S.p.A.

AEM S.p.A.

BALANCE SHEET

	Financial statements at 06.30.2004		Financial statements at 12.31.2003		Financial statements at 06.30.2003	
ASSETS						
A) RECEIVABLES FROM SHAREHOLDERS						
B) FIXED ASSETS						
I - INTANGIBLE FIXED ASSETS						
1) Start-up and expansion costs		25,615		51,230		297,579
2) Research and development costs						
3) Industrial patents and intellectual property rights		10,053,092		1,226,094		869,343
4) Concessions, licenses, trademarks and similar rights		955,085		835,439		431,169
5) Goodwill						
6) Assets in process of formation and advances		1,354,520		8,476,223		6,248,573
7) Other intangible fixed assets		3,906,448		3,974,620		640,230
Total intangible fixed assets		**16,294,760**		**14,563,606**		**8,486,894**
II - TANGIBLE FIXED ASSETS						
1) Land and buildings		82,376,394		83,353,491		83,664,195
2) Plant and machinery:						
non-transferable plant and machinery	276,778,587		232,566,881		189,220,292	
transferable assets	177,909,997		179,375,560		180,725,512	
		454,688,584		411,942,441		369,945,804
3) Industrial and commercial equipment		3,518,248		3,759,112		4,055,792
4) Other tangible fixed assets		9,500,753		10,064,298		10,938,089
5) Construction in progress and advances		205,792,532		217,325,157		229,747,402
Total tangible fixed assets		**755,876,511**		**726,444,499**		**698,351,282**
III - FINANCIAL FIXED ASSETS						
1) Equity investments in:						
a) subsidiary companies	1,438,100,936		1,438,100,936		1,438,397,936	
b) associated companies	256,929,896		14,030,027		16,614,548	
c) equity investments in other companies	446,960,081		450,445,791		258,567,967	
Total equity investments		**2,141,990,913**		**1,902,576,754**		**1,713,580,451**
2) Receivables						
a) due from subsidiary companies						
b) due from associated companies						
beyond one year	5,175,684		5,175,684		5,175,684	
within one year						
	5,175,684		5,175,684		5,175,684	
c) due from parent company						
d) due from others :						
beyond one year	203,581		222,512		2,288,880	
within one year	42,422		36,487		75,078	
	246,003		258,999		2,363,958	
Total receivables		**5,421,687**		**5,434,683**		**7,539,642**
3) Other securities		**81,097**		**238,205,946**		**120,325,967**
4) Own shares		**27,512,109**				
Total financial fixed assets		**2,175,005,806**		**2,146,217,383**		**1,841,446,060**
Total fixed assets (B)		**2,947,177,077**		**2,887,225,488**		**2,548,284,236**
C) CURRENT ASSETS						
I - INVENTORIES						
1) Raw, ancillary and consumable materials:						
a) materials	844,820		783,276		7,191,118	
b) fuel						
c) other						
		844,820		783,276		7,191,118
2) Work in progress and semifinished products						
3) Contract work in progress						
4) Finished products and goods for resale						
5) Advances						
6) Other						
Total inventories		**844,820**		**783,276**		**7,191,118**
II - RECEIVABLES						
1) Due from users and customers		9,664,415		36,038,211		17,462,002
2) Due from subsidiary companies		397,888,415		324,704,641		265,440,901
3) Due from associated companies		2,326,751		5,666,134		1,470,452
4) Due from parent company		67,978,367		62,498,836		50,181,604
5) Due from others						
due from Electricity Equalisation Fund			1,367,212		1,007,930	
receivables for financial transactions	4,100,000		6,100,000			
advances to suppliers	204,267		204,267		1,568,318	
due from personnel	39,471		41,351		41,630	
miscellaneous receivables	25,379,944		43,942,374		18,635,857	
		29,723,682		51,655,204		21,253,735
Total receivables		**507,581,630**		**480,563,026**		**355,808,694**
III - CURRENT FINANCIAL ASSETS						
1) Equity investments in subsidiary companies						
2) Equity investments in associated companies						
3) Other equity investments			1,580,358		1,576,954	
5) Other securities	2,706		2,706		2,706	
Total current financial assets		**2,706**		**1,583,064**		**1,579,660**
IV - LIQUID FUNDS						
1) Bank and postal deposits		13,965,657		373,374,424		113,263,682
2) Checks						
3) Cash and cash equivalents		157,200		216,893		220,937
Total liquid funds		**14,122,857**		**373,591,317**		**113,484,619**
Total current assets (C)		**522,552,013**		**856,520,683**		**478,064,091**
D) ACCRUED INCOME AND PREPAID EXPENSES		**37,329,714**		**48,019,839**		**54,028,066**
TOTAL ASSETS		**3,507,058,804**		**3,791,766,010**		**3,080,376,393**

AEM S.p.A. BALANCE SHEET	Financial statements at 06.30.2004		Financial statements at 12.31.2003		Financial statements at 06.30.2003	
LIABILITIES AND SHAREHOLDERS' EQUITY						
A) SHAREHOLDERS' EQUITY						
I - Share capital		936,024,648		936,024,648		936,024,648
II - Share premium reserve						
III - Revaluation reserves						
IV - Legal reserve		77,465,806		67,513,369		67,513,369
V - Reserve for own shares in portfolio		27,512,109				
VI - Statutory or regulatory reserves						
VII - Other reserves		856,355,671		783,873,843		783,873,843
VIII - Retained earnings						
IX - Net income for the year				199,048,744		
IX - Pre-tax income for the period		37,065,925				235,576,935
Total shareholders' equity		**1,934,424,159**		**1,986,460,604**		**2,022,988,796**
B) RESERVES FOR RISKS AND CHARGES						
1) Retirement benefits and similar provisions						
2) Reserve for deferred taxation		6,014,486		6,014,486		7,865,532
3) Other provisions for risks		67,171,477		69,336,861		47,588,776
Total reserves for risks and charges		**73,185,963**		**75,351,347**		**55,454,308**
C) RESERVE FOR SEVERANCE INDEMNITIES		**22,770,168**		**21,449,556**		**25,354,346**
D) PAYABLES						
1) Bonds		500,000,000		500,000,000		
2) Convertible bonds						
3) Due to banks						
within one year	194,280,637		204,222,872		290,459,926	
beyond one year	425,113,322		438,421,087		209,704,643	
		619,393,959		642,643,959		500,164,569
4) Due to other providers of finance						
within one year					929,600	
beyond one year						
						929,600
5) Advances		29,770,246		26,691,875		22,700,922
6) Due to suppliers		110,915,282		162,756,555		171,643,484
7) Securities issued						
8) Due to subsidiary companies		140,684,922		228,959,128		201,413,328
9) Due to associated companies		1,322,101		477,720		1,342,304
10) Due to parent company		49,380,751		75,390,302		46,261,819
11) Due to tax authorities		5,340,263		48,694,351		8,124,469
12) Due to social security institutions		7,266,756		8,207,903		7,560,144
13) Due to others						
a) due to personnel	2,441,340		3,046,859		2,958,060	
b) due to Electricity Equalisation Fund	48,032		15,360		11,642	
c) other	5,018,091		6,461,431		12,610,549	
		7,507,463		9,523,650		15,580,251
Total payables		**1,471,681,743**		**1,703,345,443**		**975,720,890**
E) ACCRUED EXPENSES AND DEFERRED INCOME		**6,096,771**		**5,159,060**		**858,054**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**3,507,058,804**		**3,791,766,010**		**3,080,376,393**
MEMORANDUM ACCOUNTS:						
guarantee deposits received		74,857,686		80,020,888		90,465,326
guarantees given		282,596,178		291,122,330		272,476,870
Total		**357,453,864**		**371,143,218**		**362,942,196**

INCOME STATEMENT AEM Spa	FINANCIAL STATEMENTS AT 06.30.2004		FINANCIAL STATEMENTS AT 12.31.2003		FINANCIAL STATEMENTS AT 06.30.2003	
A) VALUE OF PRODUCTION						
1) REVENUES FROM THE SALE OF GOODS AND SERVICES						
Sales and power distribution to captive customers		1,798,045		2,055,403		487,709
Sales of electricity to subsidiaries		358,680		973,917		535,678
Sale of materials to subsidiary companies		29,322		10,671,068		5,324,930
Sales of materials to associated companies				3,273		971
Services on behalf of users and third parties		22,470,695		66,283,395		27,231,186
Services to subsidiaries		29,445,881		70,855,066		25,116,438
Services to associated companies		501,425		970,857		717,375
Connection contributions		97		696		645
Total revenues from sales and services		**54,604,146**		**151,813,675**		**59,414,932**
2) CHANGES IN INVENTORIES OF WORK IN PROGRESS, SEMIFINISHED AND FINISHED						
3) CHANGE IN CONTRACT WORK IN PROGRESS				**934,199**		**934,199**
4) INCREASE IN INTERNAL CONSTRUCTION OF FIXED ASSETS		**2,350,229**		**3,114,483**		**1,378,196**
5) OTHER REVENUES AND INCOME						
- Miscellaneous income		79,965,770		154,822,486		90,460,748
- operating grants:						
1. From Electricity Equalisation Fund (CCSE)						
2. From others	105,445		28,607		28,607	
		105,445		28,607		28,607
Total other revenues and income		**80,071,215**		**154,851,093**		**90,489,355**
Total production value (A)		**137,025,590**		**310,713,450**		**152,216,682**
B) PRODUCTION COSTS						
6) RAW, ANCILLARY AND CONSUMABLE MATERIALS AND GOODS FOR RESALE						
Purchases of power				206		206
Purchases of power from subsidiary companies		2,060,228		1,860,306		
Purchases of fuel for production						
Purchases of other fuel		376,666		484,091		262,213
Purchases of materials		2,180,712		20,553,302		10,051,867
Purchases of materials from subsidiary companies		196,919		55,773		
Total raw, ancillary and consumable materials and goods for resale		**4,814,525**		**22,953,678**		**10,314,286**
7) SERVICES						
Power delivering tolls		13,042		29,774		
Subcontracted work		4,781,844		45,931,169		20,836,345
Other costs		22,424,668		44,717,811		18,788,705
Services from subsidiaries		22,700,261		32,759,086		7,145,234
Services from associated companies		5,654,933		9,289,912		5,891,394
Total services		**55,574,748**		**132,727,752**		**52,661,678**
8) USE OF THIRD-PARTY ASSETS		**4,308,714**		**11,432,031**		**5,854,670**
9) LABOUR COSTS						
a) wages and salaries		15,125,001		35,323,435		20,020,529
b) social security charges		4,231,182		9,943,386		5,627,566
c) severance indemnities		1,292,932		3,191,110		2,000,816
d) retirement benefits and similar provisions						
e) other costs		342,180		1,881,886		422,013
Total labour costs		**20,991,295**		**50,339,817**		**28,070,924**
10) AMORTISATION, DEPRECIATION AND WRITEDOWNS						
a) amortisation of intangible fixed assets		1,719,791		2,992,092		854,411
b) depreciation of tangible fixed assets:						
1. ordinary depreciation	8,693,397		18,720,424		9,039,072	
2. depreciation of transferable assets	2,750,562		5,457,763		2,706,339	
		11,443,959		24,178,187		11,745,411
c) other writedowns of fixed assets				8,166,670		
d) writedown of receivables included among current assets and liquid funds		30,255		825,821		430,413
Total amortisation, depreciation and writedowns		**13,194,005**		**36,162,770**		**13,030,235**
11) CHANGES IN INVENTORIES OF RAW, ANCILLARY AND CONSUMABLE MATERIALS AND GOODS FOR RESALE		**-61,544**		**-1,481,985**		**-860,123**
12) PROVISIONS FOR CONTINGENCIES AND OTHER CHARGES		**527,493**		**25,886,015**		**504,028**
13) OTHER PROVISIONS						
14) OTHER OPERATING EXPENSES						
Water taxes, duties and fees		5,912,411		10,401,416		5,301,715
Other expenses		1,014,757		6,541,886		2,866,135
Total other operating expenses		**6,927,168**		**16,943,302**		**8,167,850**
Total production costs (B)		**106,276,404**		**294,963,380**		**117,743,548**
Difference between production value and production costs (A - B)		**30,749,187**		**15,750,070**		**34,473,134**

INCOME STATEMENT AEM Spa	FINANCIAL STATEMENTS AT 06.30.2004		FINANCIAL STATEMENTS AT 12.31.2003		FINANCIAL STATEMENTS AT 06.30.2003	
C) FINANCIAL INCOME AND CHARGES						
15) INCOME FROM EQUITY INVESTMENTS						
a) subsidiary companies			56,972,051			
b) associated companies			4,000,000			
c) other companies	3,070,094		4,183,936		3,030,081	
Total income from equity investments		**3,070,094**		**65,155,987**		**3,030,081**
16) OTHER FINANCIAL INCOME						
a) From receivables included in fixed assets due from						
1. Subsidiary companies						
2. Associated companies						
3. Parent entity						
4. Affiliated enterprises						
5. Other			9,175		7,112	
				9,175		7,112
b) From securities included in fixed assets		831		2,565		533
c) From securities included in current assets						
d) Income other than the above :						
1. From subsidiary companies	4,742,701		3,706,869		1,280,734	
2. From associated companies						
3. From parent entity						
4. From others :						
- On financial investments	182,038		332,046		332,046	
- On bank current accounts	1,268,067		2,240,731		577,078	
- On other receivables	423,957		1,419,035		719,282	
		6,616,763		7,698,681		2,909,140
Total other financial income		**6,617,594**		**7,710,421**		**2,916,785**
17) INTEREST AND OTHER FINANCIAL CHARGES						
a) Subsidiary companies		968,841		3,898,783		2,252,250
b) Associated companies						
c) Parent entity		686,167		861,236		122,426
d) Other		15,613,540		18,584,257		6,975,572
Total interest and other financial charges		**17,268,548**		**23,344,276**		**9,350,248**
Total financial income and charges (C)		**-7,580,860**		**49,522,132**		**-3,403,382**
D) ADJUSTMENTS TO FINANCIAL ASSETS						
18) REVALUATIONS						
a) Of equity investments		1,378,000		1,968,609		521,300
b) Of financial fixed assets not considered equity investments						
c) Of securities included in current assets not considered equity investments						
d) Other						
Total revaluations		**1,378,000**		**1,968,609**		**521,300**
19) WRITEDOWNS						
a) Of equity investments				9,383,015		5,735,703
b) Of financial fixed assets not considered equity investments						
c) Of securities included in current assets not considered equity investments						
d) Other						
Total writedowns				**9,383,015**		**5,735,703**
Total adjustments to financial assets (D)		**1,378,000**		**-7,414,406**		**-5,214,403**
E) EXTRAORDINARY INCOME AND CHARGES						
20) EXTRAORDINARY INCOME						
a) Gains on disposal of fixed assets		12,870,982		211,561,833		209,887,773
b) Out-of-period income/overprovisions				53		23
c) Portion of capital grants for the year						
d) Other						
Total extraordinary income		**12,870,982**		**211,561,886**		**209,887,796**
21) EXTRAORDINARY CHARGES						
a) Losses on disposal of fixed assets				164,711		164,711
b) Out-of-period expenses/underprovisions		335,300		34,483,532		1,499
c) Other :						
- Prior-year taxes	16,084		301,005			
- Other charges						
		16,084		301,005		
Total extraordinary charges		**351,384**		**34,949,248**		**166,210**
Total extraordinary items (E)		**12,519,598**		**176,612,638**		**209,721,586**
INCOME BEFORE TAXES		**37,065,925**		**234,470,434**		**235,576,935**
22) INCOME TAXES FOR THE YEAR						
- Current taxes			50,232,469			
- Deferred tax assets			-12,959,732			
- Deferred tax liabilities			-1,851,047			
Total income taxes for the year				**35,421,690**		
23) NET INCOME FOR THE PERIOD				**199,048,744**		
PRE-TAX INCOME FOR THE PERIOD		**37,065,925**				**235,576,935**

BALANCE SHEET AEM S.p.A. SOURCES/APPLICATIONS	Financial statements at		Financial statements at		Financial statements at	
	06.30.2004	%	12.31.2003	%	06.30.2003	%
CAPITAL EMPLOYED						
INTANGIBLE FIXED ASSETS	16,294,760	0.6	14,563,606	0.6	8,486,894	0.4
TANGIBLE FIXED ASSETS						
Gross value	909,317,900	32.1	868,845,273	33.8	849,309,005	36.0
(Accumulated depreciation)	-153,441,389	-5.4	-142,400,774	-5.5	-150,957,723	-6.4
	755,876,511	26.6	726,444,499	28.3	698,351,282	29.6
FINANCIAL FIXED ASSETS						
Equity investments	2,141,990,913	75.5	1,902,576,754	74.1	1,713,580,451	72.7
Own shares	27,512,109	1.0				
Other receivables	26,450	0.0	51,014	0.0	2,017,510	0.1
Guarantee deposits	177,131	0.0	171,498	0.0	271,370	0.0
(RESERVES FOR CONTINGENCIES AND OTHER CHARGES)	-73,185,963	-2.6	-75,351,347	-2.9	-55,454,308	-2.4
(SEVERANCE INDEMNITIES)	-22,770,168	-0.8	-21,449,556	-0.8	-25,354,346	-1.1
*** NET CAPITAL EMPLOYED**	**2,845,921,743**	**100.3**	**2,547,006,468**	**99.2**	**2,341,898,853**	**99.4**
INVENTORIES	844,820	0.0	783,276	0.0	7,191,118	0.3
SHORT-TERM RECEIVABLES	162,212,785	5.7	268,537,625	10.5	187,083,180	7.9
ACCRUED INCOME AND PREPAID EXPENSES	37,329,714	1.3	48,019,839	1.9	54,028,066	2.3
(TRADE ACCOUNTS)	-110,915,282	-3.9	-162,756,555	-6.3	-171,643,484	-7.3
(OTHER PAYABLES)	-93,706,119	-3.3	-129,145,024	-5.0	-61,618,004	-2.6
(ACCRUED EXPENSES AND DEFERRED INCOME)	-5,096,771	-0.2	-5,159,060	-0.2	-858,054	0.0
*** WORKING CAPITAL**	**-9,330,853**	**-0.3**	**20,280,101**	**0.8**	**14,182,822**	**0.6**
****TOTAL CAPITAL EMPLOYED**	**2,836,590,890**	**100.0**	**2,567,286,569**	**100.0**	**2,356,081,675**	**100.0**
SOURCES OF FUNDS						
*** TOTAL SHAREHOLDERS' EQUITY**	**1,934,424,159**	**68.2**	**1,986,460,604**	**77.4**	**2,022,988,795**	**85.9**
LONG-TERM FINANCIAL RECEIVABLES	5,256,781	0.2	243,381,630	9.5	125,501,651	5.3
LONG-TERM FINANCIAL PAYABLES	925,113,322	32.6	938,421,087	36.6	209,704,643	8.9
(1) TOTAL FINANCIAL POSITION BEYOND ONE YEAR	919,856,541	32.4	695,039,457	27.1	84,202,992	3.6
FINANCIAL RECEIVABLES WITHIN ONE YEAR	345,413,973	12.2	213,644,952	8.3	170,380,252	7.2
LIQUID FUNDS	14,122,857	0.5	373,591,317	14.6	113,484,619	4.8
FINANCIAL PAYABLES WITHIN ONE YEAR	341,847,020	12.1	473,022,777	18.4	532,754,759	22.6
(2) TOTAL FINANCIAL POSITION WITHIN ONE YEAR	17,689,810	0.6	114,213,492	4.4	248,889,888	10.6
TOTAL NET FINANCIAL POSITION (1+2)	**902,166,731**	**31.8**	**580,825,965**	**22.6**	**333,092,880**	**14.1**
TOTAL SOURCES	**2,836,590,890**	**100.0**	**2,567,286,569**	**100.0**	**2,356,081,675**	**100.0**

AEM SPA	Financial statements at		Financial statements at		Financial statements at	
RECLASSIFIED BALANCE SHEET	06.30.2004		12.31.2003		06.30.2003	
ASSETS		%		%		
1. CURRENT ASSETS	**559,924,149**	**15.97**	**904,577,009**	**23.86**	**532,167,235**	**17.28**
Cash, bank deposits and fixed-rate securities	14,122,857	0.40	373,591,317	9.85	113,484,619	3.68
Equity investments shown under current assets	-		1,580,358	0.04	1,576,954	0.05
Receivables for financial transactions	4,100,000	0.12	6,100,000	0.16		
Receivables for the sale of power and services	9,664,415	0.28	36,038,211	0.95	17,462,002	0.57
Due from subsidiary companies	56,574,442	1.61	118,740,047	3.13	96,637,603	3.14
Financial receivables due from subsidiary companies	341,313,973	9.73	205,964,594	5.43	168,803,298	5.48
Due from associated companies	2,326,751	0.07	5,666,134	0.15	1,470,452	0.05
Receivables from parent company	67,978,367	1.94	62,498,836	1.65	50,181,604	1.63
Due from Electricity Equalisation Fund			1,367,212	0.04	1,007,930	0.03
Other receivables	25,419,415	0.72	43,983,725	1.16	18,677,487	0.61
Advances to suppliers for operating costs	204,267	0.01	204,267	0.01	1,568,318	0.05
Current portion of long-term financial receivables	45,128	0.00	39,193	0.00	77,784	0.00
Inventories	844,820	0.02	783,276	0.02	7,191,118	0.23
Accrued income and prepaid expenses	37,329,714	1.06	48,019,839	1.27	54,028,066	1.75
2. TANGIBLE FIXED ASSETS	**755,876,511**	**21.55**	**726,444,499**	**19.16**	**698,351,282**	**22.67**
Transferable tangible fixed assets	177,909,997	5.07	179,375,560	4.73	180,725,512	5.87
Non-transferable tangible fixed assets	572,920,617	16.34	545,801,013	14.39	505,244,079	16.40
Advances to suppliers for capital expenditure	5,045,897	0.14	1,267,926	0.03	12,381,691	0.40
3. INTANGIBLE FIXED ASSETS	**16,294,760**	**0.46**	**14,563,606**	**0.38**	**8,486,894**	**0.28**
intangible fixed assets	16,294,760	0.46	14,563,606	0.38	8,486,894	0.28
4. FINANCIAL FIXED ASSETS	**2,174,963,384**	**62.02**	**2,146,180,896**	**56.60**	**1,841,370,982**	**59.78**
Equity investments	2,141,990,913	61.09	1,902,576,754	50.18	1,713,580,451	55.63
Securities	81,097	0.00	238,205,946	6.28	120,325,967	3.91
Own shares	27,512,109	0.78				
Long-term financial receivables from associated companies	5,175,684	0.15	5,175,684	0.14	5,175,684	0.17
Long-term financial receivables	203,581	0.01	222,512	0.01	2,288,880	0.07
5. TOTAL FIXED ASSETS (2 + 3 + 4)	**2,947,134,655**	**84.03**	**2,887,189,001**	**76.14**	**2,548,209,158**	**82.72**
6. TOTAL ASSETS (1 + 5)	**3,507,058,804**	**100.00**	**3,791,766,010**	**100.00**	**3,080,376,393**	**100.00**
LIABILITIES						
1. CURRENT LIABILITIES	**551,565,192**	**15.73**	**770,083,416**	**20.31**	**766,874,301**	**24.90**
Advances from customers	29,770,246	0.85	26,691,875	0.70	22,700,922	0.74
Suppliers	110,915,282	3.16	162,756,555	4.29	171,643,484	5.57
Payables to subsidiary companies	42,214,915	1.20	35,260,150	0.93	5,956,546	0.19
Financial payables to subsidiary companies	98,470,007	2.81	193,698,978	5.11	195,456,782	6.35
Payables from associated companies	1,322,101	0.04	477,720	0.01	1,342,304	0.04
Payables to parent company						
- current account	49,096,376	1.40	75,100,927	1.98	45,908,451	1.49
- other payables	284,375	0.01	289,375	0.01	353,368	0.01
Taxes payable	5,340,263	0.15	48,694,351	1.28	8,124,469	0.26
Due to social security institutions	7,266,756	0.21	8,207,903	0.22	7,560,144	0.25
Due to Electricity Equalisation Fund	48,032	0.00	15,360	0.00	11,642	0.00
Payables to personnel	2,441,340	0.07	3,046,859	0.08	2,958,060	0.10
Other payables	5,018,091	0.14	6,461,431	0.17	12,610,549	0.41
Short-term bank borrowings	194,280,637	5.54	204,222,872	5.39	290,459,926	9.43
Short-term payables to other providers of finance					929,600	0.03
Accrued expenses and deferred income	5,096,771	0.15	5,159,060	0.14	858,054	0.03
2. NON-CURRENT LIABILITIES AND MISCELLANEOUS RESERVES	**1,021,069,453**	**29.11**	**1,035,221,990**	**27.30**	**290,513,297**	**9.43**
Long-term payables to banks	425,113,322	12.12	438,421,087	11.56	209,704,643	6.81
Bonds	500,000,000	14.26	500,000,000	13.19		
Severance indemnities	22,770,168	0.65	21,449,556	0.57	25,354,346	0.82
Reserve for deferred taxation	6,014,486	0.17	6,014,486	0.16	7,865,532	0.26
Reserve for specific risks	67,171,477	1.92	69,336,861	1.83	47,588,776	1.54
3. SHAREHOLDERS' EQUITY	**1,934,424,159**	**55.16**	**1,986,460,604**	**52.39**	**2,022,988,795**	**65.67**
Share capital	936,024,648	26.69	936,024,648	24.69	936,024,648	30.39
Legal reserve	77,465,806	2.21	67,513,369	1.78	67,513,369	2.19
Reserve own shares in portfolio	27,512,109	0.78				
Other reserves	856,355,671	24.42	783,873,843	20.67	783,873,843	25.45
Retained earnings						
Net income for the period			199,048,744	5.25		
Pre-tax income for the period	37,065,925	1.06			235,576,935	7.65
4. TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**3,507,058,804**	**100.00**	**3,791,766,010**	**100.00**	**3,080,376,393**	**100.00**

AEM SPA RECLASSIFIED INCOME STATEMENT amounts in Euro	FINANCIAL STATEMENTS AT 06.30.2004	%	FINANCIAL STATEMENTS AT 12.31.2003	%	FINANCIAL STATEMENTS AT 06.30.2003	%
A. REVENUES	134,675,361	100.0	307,598,967	100.0	150,838,486	100.0
- Sales and power distribution to captive customers	1,798,045	1.3	2,055,403	0.7	370,222	0.2
- Sale of electricity to subsidiary companies	358,680	0.3	973,917	0.3	535,678	0.4
- Sale of materials to subsidiary companies	29,322	0.0	10,671,068	3.5	5,324,930	3.5
- Sale of materials to associated companies	0	-	3,273	0.0	971	0.0
- Services to the parent company (Municipality of Milan)	16,951,145	12.6	33,196,779	10.8	16,819,369	11.2
- Services on behalf of third parties	5,519,550	4.1	33,086,616	10.8	10,562,736	7.0
- Services to subsidiary companies	29,445,881	21.9	70,855,066	23.0	25,116,438	16.7
- Services to associated companies	501,425	0.4	970,857	0.3	683,943	0.5
- Change in contract work in progress	0	-	934,199	0.3	934,199	0.6
- Connection contributions	97	0.0	696	0.0	645	0.0
- Rents paid by subsidiary companies	76,451,628	56.8	146,464,263	47.6	87,419,461	58.0
- Other current period income	3,619,587	2.7	8,386,830	2.7	3,069,894	2.0
B. EXTERNAL CHARGES	71,454,974	53.1	182,449,632	59.3	76,104,609	50.5
- Fuel and purchases of power	376,666	0.3	484,297	0.2	262,419	0.2
- Fuel and purchases of power from subsidiaries	2,060,228	1.5	1,860,306	0.6		
- Materials	2,010,531	1.5	18,946,171	6.2	9,157,992	6.1
- Materials from subsidiaries	196,919	0.1	55,772	0.0		
- Subcontracted work	4,781,844	3.6	45,931,170	14.9	20,836,345	13.8
- Electricity delivering charges	13,042	0.0	29,774	0.0		-
- Services	22,424,668	16.7	44,717,811	14.5	18,788,705	12.5
- Services from subsidiary companies	22,700,261	16.9	32,759,086	10.6	7,145,234	4.7
- Services from associated companies	5,654,933	4.2	9,289,912	3.0	5,891,394	3.9
- Use of third-party assets	4,194,303	3.1	11,162,243	3.6	5,722,088	3.8
- Use of subsidiary companies' assets	114,411	0.1	269,788	0.1	132,582	0.1
- Mountain community contributions and water fees	4,014,059	3.0	7,870,532	2.6	3,935,266	2.6
- Taxes for the period	1,898,352	1.4	2,530,884	0.8	1,366,449	0.9
- Other operating expenses	1,014,757	0.8	6,541,886	2.1	2,866,135	1.9
C. VALUE ADDED (A - B)	63,220,388	46.9	125,149,335	40.7	74,733,877	49.5
D. LABOUR COST	18,749,703	13.9	47,350,479	15.4	26,726,482	17.7
- Personnel expenses	18,749,703	13.9	47,350,479	15.4	26,726,482	17.7
E. GROSS OPERATING INCOME (C-D)	44,470,685	33.0	77,798,856	25.3	48,007,395	31.8
F. AMORTISATION, DEPRECIATION AND PROVISIONS	13,721,498	10.2	62,048,786	20.2	13,534,263	9.0
- Depreciation of tangible fixed assets	11,443,959	8.5	24,178,188	7.9	11,745,411	7.8
- Amortisation of intangible fixed assets	1,719,791	1.3	2,992,092	1.0	854,411	0.6
- Other writedowns of fixed assets	0	-	8,166,670	2.7		-
- Provision for bad and doubtful accounts	30,255	0.0	825,821	0.3	430,413	0.3
- Provision for specific risks	527,493	0.4	25,886,015	8.4	504,028	0.3
G. OPERATING INCOME (E-F)	30,749,187	22.8	15,750,070	5.1	34,473,132	22.9
H. FINANCIAL EXPENSES	17,268,548	12.8	32,727,292	10.6	15,085,951	10.0
- Interest expense on current account with parent company	686,167	0.5	861,236	0.3	122,426	0.1
- Interest on amounts due to subsidiary companies	968,841	0.7	3,898,783	1.3	2,252,250	1.5
- Other financial expenses	15,613,540	11.6	18,584,258	6.0	6,975,572	4.6
- Writedowns of equity investments	0	-	9,383,015	3.1	5,735,703	3.8
I. FINANCIAL INCOME	11,065,688	8.2	74,835,018	24.3	6,468,167	4.3
- Income from equity investments	3,070,094	2.3	65,155,988	21.2	3,030,081	2.0
- Financial income on current accounts with subsidiaries	4,742,701	3.5	3,706,869	1.2	1,280,734	0.8
- Other financial income	3,252,893	2.4	5,972,161	1.9	2,157,352	1.4
L. INCOME BEFORE EXTRAORDINARY ITEMS (G-H+I)	24,546,327	18.2	57,857,796	18.8	25,855,348	17.1
M. EXTRAORDINARY INCOME/EXPENSES	12,519,598	9.3	176,612,638	57.4	209,721,587	139.0
N. INCOME BEFORE TAXES	37,065,925	27.5	234,470,434	76.2	235,576,935	156.2
O. TAXES FOR THE PERIOD	-	-	35,421,690	11.5		-
P. NET INCOME FOR THE PERIOD			199,048,744	64.7		
P. PRE-TAX INCOME FOR THE PERIOD	37,065,925	27.5			235,576,935	156.18

AEM S.p.A.

STATEMENT OF CASH FLOWS		Financial statements at 06.30.2004	Financial statements at 12.31.2003	Financial statements at 06.30.2003
Cash flow generated by operations during the year/period				
Pre-tax income for the period		37,065,925		235,576,935
Net income for the period			199,048,744	
Depreciation of tangible fixed assets		11,443,959	24,178,188	11,745,411
Amortisation of intangible fixed assets		1,719,791	2,992,092	854,411
Changes in assets and liabilities:				
Receivables for the sale of power and services		91,878,784	-25,349,511	19,524,824
Receivables from parent company		-5,479,531	-11,389,788	927,444
Other receivables		19,944,518	-16,028,900	6,167,610
Inventories		-61,544	11,325,290	4,917,448
Accrued income and prepaid expenses		10,690,125	4,058,672	-1,949,555
Trade accounts		-51,841,273	-13,701,822	-4,814,893
Due to subsidiary companies		6,954,765	31,797,272	2,493,668
Due to associated companies		844,381	-7,657,851	-6,793,267
Other payables		-46,316,422	36,644,484	1,547,437
Advances from customers		3,078,371	6,465,196	2,474,243
Accrued expenses and deferred income		-62,289	4,075,151	-225,855
Severance indemnities		1,320,612	-9,657,467	-5,752,677
Other reserves		-2,165,384	18,365,537	-1,531,502
Total cash flow generated by operations during the year/period		**79,014,788**	**255,165,287**	**265,161,682**
Cash flow used in investment activities				
Net capital expenditure on tangible and intangible fixed assets		-44,326,916	-98,603,108	-49,862,721
Own shares		-27,512,109		
Equity investments	(1)	-239,414,159	-149,060,932	39,935,371
Total cash flow used in investment activities		**-311,253,184**	**-247,664,040**	**-9,927,350**
Free cash flow		**-232,238,396**	**7,501,247**	**255,234,332**
Cash flow from financing activities				
Due to banks		-23,250,000	179,979,390	37,500,000
Financial receivables	(1)	241,705,207	-245,806,631	-121,823,248
Receivables from subsidiaries		-135,349,379	-131,169,124	-94,007,828
Payables on current accounts with subsidiary companies		-95,228,971	44,168,493	45,926,297
Due to other providers of finance			-4,496,893	-3,567,293
Bond loan			500,000,000	
Current account with the Municipality of Milan		-26,004,551	45,663,385	16,470,909
Net income distributed		-89,102,370	-75,601,991	-75,601,991
Total cash flow absorbed by financing activities		**-127,230,064**	**312,736,629**	**-195,103,154**
CHANGE IN LIQUID FUNDS		**-359,468,460**	**320,237,876**	**60,131,178**
LIQUID FUNDS, BEGINNING OF YEAR/PERIOD		**373,591,317**	**53,353,441**	**53,353,441**
LIQUID FUNDS, END OF YEAR/PERIOD		**14,122,857**	**373,591,317**	**113,484,619**

	Financial statements at 06.30.2004	Financial statements at 12.31.2003	Financial statements at 06.30.2003
NET FINANCIAL POSITION			
Net liquidity	14,122,857	373,591,317	113,484,619
Financial receivables	9,356,781	251,061,988	127,078,605
Receivables from subsidiaries	341,313,973	205,964,594	168,803,298
Payables to subsidiaries	-98,470,007	-193,698,978	-195,456,782
Current account with the Municipality of Milan	-49,096,376	-75,100,927	-45,908,451
Due to banks	-619,393,959	-642,643,959	-500,164,569
Other providers of finance			-929,600
Bond loan	-500,000,000	-500,000,000	
TOTAL NET FINANCIAL POSITION	**-902,166,731**	**-580,825,965**	**-333,092,880**

(1) including € 238,124,837 of the e.Biscom S.p.A.'s bond conversion

AEM S.p.A.
RECLASSIFIED INCOME STATEMENT

		Financial statements at 06.30.2004	Financial statements at 12.31.2003	Financial statements at 06.30.2003
Net financial position at the beginning of the year/period		**-580,825,965**	**-512,725,221**	**-512,725,221**
Cash flow generated by operations during the year/period				
Pre-tax income for the period		37,065,925		235,576,935
Net income for the period			199,048,744	
Depreciation of tangible fixed assets		11,443,959	24,178,188	11,745,411
Amortisation of intangible fixed assets		1,719,791	2,992,092	854,411
Changes in assets and liabilities:				
Receivables for the sale of power and services		91,878,784	-25,349,511	19,524,824
Receivables from parent company		-5,479,531	-11,389,788	927,444
Other receivables		19,944,518	-16,028,900	6,167,610
Inventories		-61,544	11,325,290	4,917,448
Accrued income and prepaid expenses		10,690,125	4,058,672	-1,949,555
Trade accounts		-51,841,273	-13,701,822	-4,814,893
Due to subsidiary companies		6,954,765	31,797,272	2,493,668
Due to associated companies		844,381	-7,657,851	-6,793,267
Other payables		-46,316,422	36,644,484	1,547,437
Advances from customers		3,078,371	6,465,196	2,474,243
Accrued expenses and deferred income		-62,289	4,075,151	-225,855
Severance indemnities		1,320,612	-9,657,467	-5,752,677
Other reserves		-2,165,384	18,365,537	-1,531,502
Total cash flow generated by operations during the year/period		**79,014,788**	**255,165,287**	**265,161,682**
Cash flow used in investment activities				
Net capital expenditure on tangible and intangible fixed assets		-44,326,916	-98,603,108	-49,862,721
Own shares		-27,512,109		
Equity investments	(1)	-239,414,159	-149,060,932	39,935,371
Total cash flow used in investment activities		**-311,253,184**	**-247,664,040**	**-9,927,350**
Free cash flow		**-232,238,396**	**7,501,247**	**255,234,332**
Cash flow absorbed by changes in shareholders' equity				
Net income distributed		-89,102,370	-75,601,991	-75,601,991
Total cash flow absorbed by changes in shareholders' equity		**-89,102,370**	**-75,601,991**	**-75,601,991**
Net financial position at the end of the year/period		**-902,166,731**	**-580,825,965**	**-333,092,880**

NET FINANCIAL POSITION	Financial statements at 06.30.2004	Financial statements at 12.31.2003	Financial statements at 06.30.2003
Net liquidity	14,122,857	373,591,317	113,484,619
Financial receivables	9,356,781	251,061,988	127,078,605
Receivables from subsidiaries	341,313,973	205,964,594	168,803,298
Current account with the Municipality of Milan	-49,096,376	-75,100,927	-45,908,451
Due to banks	-619,393,959	-642,643,959	-500,164,569
Other providers of finance			-929,600
Bond loan	-500,000,000	-500,000,000	
Current account with subsidiary companies	-98,470,007	-193,698,978	-195,456,782
TOTAL NET FINANCIAL POSITION	**-902,166,731**	**-580,825,965**	**-333,092,880**

(1) including € 238,124,837 of the e.Biscom S.p.A.'s bond conversion

Independent auditors' report

ERNST & YOUNG

■ Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

■ Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

AUDITORS' REPORT ON THE REVIEW OF THE MANAGEMENT REPORT OF AEM S.p.A.

(Translation from the original Italian version)

To the Shareholders of
AEM S.p.A.

1. We have performed the review of the statements of Consolidated Balance Sheet and Consolidated Statement of Income (the "Statements") and related Notes included in the Management Report of AEM S.p.A. for the six months period ended June 30, 2004. The Management Report is the responsibility of the AEM S.p.A.'s management. Our responsibility is to issue the present report based on our review. We have also reviewed that part of the financial information presented by the Board of Directors in the Management Report with respect of their discussions and analyses of the consolidated operations of AEM S.p.A., solely for the purpose of evaluating its consistency with the remaining part of the Management Report.

2. Our review was conducted in accordance with auditing standards governing review of interim financial statements recommended by CONSOB (the Italian Stock Exchange Regulatory Agency) in its resolution No. 10867 of July 31, 1997. A review consists mainly of obtaining information with respect to the accounts included in the Statements and the consistency of the accounting principles applied through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such Statements. A review does not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities. Consequently, the scope of a review engagement provides significantly less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the Management Report of AEM S.p.A. as of and for the six months period ended June 30, 2004, as we do in connection with reporting on our full scope audit of the annual consolidated financial statements of AEM S.p.A..

3. With respect to the consolidated comparative data as of and for the year ended December 31, 2003 and for the six months period ended June 30, 2003, reference should be made to our audit and review reports issued on April 7, 2004 and on September 18, 2003 respectively.

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

4. Based on our review, we did not become aware of any significant modifications that should be made to the Statements and related Notes, identified in paragraph 1. of this report, in order for them to be in conformity with the criteria for the presentation of the six months period Management Report, stated by Consob regulations as approved in its resolution No. 11971 of May 14, 1999 and subsequent modifications.

5. We would point out that AEM S.p.A., as indicated in the notes and comments of the interim report, has, in line with the provisions of Paragraph 7 of the Article 81 of the Consob resolution N° 11971 of May 14, 1999 and successive modifications, presented its consolidated results for the period before tax. Therefore, the Company has not made the adjustments and the accruals for current and deferred taxes in accordance with the tax regulations and the accounting principle related to income taxes.

Milan, September 24, 2004

Reconta Ernst & Young S.p.A.
Signed by: Pellegrino Libroia
(Partner)